SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-A OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

September 27, 2010

Commission File Number 1-10284

Allied Irish Banks,

public limited company

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Bankcentre, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

David O’Callaghan, Company Secretary

Allied Irish Banks, p.l.c.

Bankcentre, Ballsbridge

Dublin 4, Ireland

Telephone no: +353 1 6600311

(Name, telephone number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (File No. 333-151361) of Allied Irish Banks, public limited company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements in this report on Form 6-K with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts, and generally use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘may’, ‘could’, ‘will’, ‘seek’, ‘continue’, ‘should’, ‘assume’, or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, economic conditions in Ireland and international economic and sector specific conditions, including volatility in the financial markets; the default of a major market participant or negative developments affecting one or more Irish financial institutions; unfavourable economic and market conditions in the Irish property sector; the ability of AIB to access sufficient funding to meet regulatory requirements and its liquidity needs; the uncertainty over the terms of an extension to the Eligible Liabilities Guarantee Scheme (the ‘ELG Scheme’) and the market reaction to the removal of government guarantees; changes in AIB’s credit ratings or the sovereign ratings of Ireland and other countries; customer and counterparty credit quality; the effects of AIB’s participation in the Credit Institutions (Financial Support) Scheme, the National Pensions Reserve Fund Commission Investment, the National Asset Management Agency programme and the ELG Scheme; non-trading interest rates; market risks as well as risks related to interest rates, foreign exchange rates and commodity and equity prices; changes in applicable laws, regulations and taxes in jurisdictions in which AIB operates; conditions that may be imposed by the European Commission following its consideration of the AIB’s restructuring plan; the valuation of certain financial instruments; a change in control; natural and other disasters; and effective management of capital. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. Except as required by the Irish Financial Regulator, the Irish Stock Exchange, the Financial Services Authority, the London Stock Exchange or applicable law, AIB does not have any obligation and expressly disclaims any obligation or undertaking to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. AIB expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this announcement to reflect any change in AIB’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Introduction and explanatory note

On 30 March 2010, AIB announced that its investments in AIB Group (UK) p.l.c., Bank Zachodni WBK S.A. (“BZWBK”) and M&T Bank Corporation were for sale. Subsequently, Bulgarian American Credit Bank AD was also included in the investments to be disposed of. In line with AIB accounting policies, these businesses were classified - and are referred to in this report on Form 6-K - as “discontinued operations”.

As a result of the above announcement, which was subsequent to the filing with the Securities and Exchange Commission (the “Commission”) of AIB’s Annual Report on Form 20-F for the year ended 31 December 2009 (the “2009 20-F”), AIB re-presented, in a separate report on Form 6-K (the “Related 6-K Report”), its consolidated financial statements for the three years ended 31 December 2009 to reflect the presentation of such financial statements, distinguishing between AIB’s continuing operations and discontinued operations. In addition, management’s discussion and analysis of AIB’s financial performance for the three years ended 31 December 2009 was re-presented, distinguishing between AIB’s continuing and discontinued operations. The Related 6-K Report is being furnished to the Commission contemporaneously.

The information included in this Form 6-K (which includes AIB’s condensed consolidated financial statements for the six months ended 30 June 2010, as well as management’s review and analysis thereof) should be read together with the Related 6-K Report. The Related 6-K Report should also be read together with the 2009 20-F.

When reviewing information with respect to AIB’s discontinued operations, it should be noted that AIB has entered into a conditional agreement to sell its interests in BZWBK, which represents substantially all of its Polish business (see note 42 to the Financial Statements herein). This transaction is subject to receipt of required regulatory approvals and a range of other closing conditions. The sale of all AIB’s discontinued operations are expected to complete within twelve months of the date of classification as held for sale, although there can be no assurance as to whether, and, if so, when such transactions will actually complete.

Interim management report

Basis of presentation

The income statement commentary in this management report is on a continuing operations basis. The Group’s continuing operations constitutes the businesses AIB will continue to operate following the planned disposals: AIB ROI division, the Capital Markets division and Group Division which now includes AmCredit (historically reported within the Central and Eastern Europe division). In addition, the results of the Group’s continuing operations do not include the results of BZWBK wholesale treasury and certain BZWBK investment banking subsidiaries which were historically reported in the Capital Markets division. The commentary on the consolidated statement of financial position (pages 17 and 18) is on a total AIB Group basis (including discontinued operations) as it is not permitted to retrospectively re-present the consolidated statement of financial position.

Overview on results

The six months to 30 June 2010 was a very difficult period for AIB and our customers. A significant level of credit losses was experienced in the period in addition to the loss on transfer of the first tranche of loans to the National Asset Management Agency (“NAMA”).

Operating profit before provisions was € 624 million excluding the loss on transfer of loans to NAMA, or a loss of € 332 million including the loss on transfer of loans to NAMA, compared to an operating profit before provisions of € 1.4 billion in the comparative period to 30 June 2009. The profit for the six months included a gain of € 372 million from the capital exchange offering(1) completed in March 2010. Provisions for impairment of loans and receivables were € 2.1 billion and included € 1.2 billion related to loans that have been identified for potential transfer to NAMA. On a continuing operations basis, the Group reported a loss after taxation of € 2,034 million in the half-year to June 2010, compared with a loss after taxation of € 610 million in the half-year to June 2009.

Higher funding costs remain an issue. These higher funding costs reflect the increased cost of customer deposits, higher wholesale funding costs and the cost of the Eligible Liabilities Guarantee (“ELG”) scheme which in total contributed to a reduction in net interest income.

Total operating income was € 385 million compared to € 2,175 million in the half-year to June 2009, a decrease of € 1,790 million or 82%. Excluding the loss on transfer of the first tranche of assets to NAMA of € 956 million in 2010 and capital exchange gains of € 372 million in 2010 and € 623 million in 2009, total income was € 969 million in the half-year to June 2010 compared with € 1,552 million in the half-year to June 2009, a reduction of € 583 million. Further excluding the impact of interest rate hedge volatility (a net decrease of € 66 million between the half-year to June 2009 and the half-year to June 2010), total income decreased by € 517 million. Net interest income was € 851 million compared to € 1,290 million in the half-year to June 2009, a decrease of € 439 million or 34%. On a continuing operations basis, excluding the cost of the Eligible Liabilities Guarantee Scheme, and further adjusted to exclude NAMA loans and income, the net interest margin for the half-year to June 2010 was 1.55%. Operating expenses were € 717 million in the half-year to June 2010 compared with € 746 million in the half-year to June 2009, a reduction of € 29 million or 4%. Active management of the cost base resulted in a 4% reduction in operating expenses compared with the half-year to June 2009.

Customer deposits as a percentage of funding was 53% of balance sheet requirements compared to 51% at 31 December 2009. The loan/deposit ratio at 30 June 2010 was 127% or 143% including loans held for sale to NAMA compared to 146% at 31 December 2009.

At 30 June 2010, AIB’s equity core tier 1 ratio(2) was 3.8%, core tier 1 ratio was 6.9% and total capital ratio was 9.0%.

On 30 March 2010, the Financial Regulator announced to the market the result of the Prudential Capital Assessment Review for Irish Banks. The Financial Regulator determined that AIB needed to generate the equivalent of € 7.4 billion of equity capital by 31 December 2010 and AIB is actively addressing this additional capital requirement. In the half-year to June 2010 profit in AIB’s discounted operations increased and is discussed on pages 15 and 16 of this report.

Business and market conditions remain challenging and the environment for operating income generation remains difficult. In the short term, the key priorities for AIB are to complete the transfer of eligible loans to NAMA, execute the capital raising plan developed in consultation with the Irish Government (and other stakeholders) (the “Capital Plan”), and conclude the restructuring plan process (the “Restructuring Plan”) with the European Commission. More specifically, as market conditions normalise and permit, we aim to restore AIB to a path of long-term sustainable profit in accordance with a range of performance objectives set out in the Restructuring Plan. The ability to achieve these objectives will, of course, be influenced by a range of factors, including our ability to complete the business disposals envisaged by the Capital Plan (and referred to above), as well as those matters referred to above under forward-looking statements.

(1)	See page 19 for details.
(2)	Core tier 1 ratio excluding the € 3.5 billion of core tier 1 capital from the Irish Government.

Interim management report - Commentary on results

Commentary on results

AIB provides supplemental information of its results on a non-GAAP basis to enable the reader to understand the impact of the underlying performance on earnings per share. In this regard, the Group presents an adjusted earnings per share (see note 15(a)), to adjust for material items of non-recurring or one-off nature which impact the performance of the organisation in the period under assessment. They are set out below as follows:

Gain on redemption of capital instruments

The capital exchange in March 2010 generated a gain of € 372 million; equivalent to EUR 34.5c earnings per share. In the half-year to June 2009, the capital exchange offering generated a gain of € 1,161 million (€ 623 million in the income statement and €538 million as a movement in equity), equivalent to EUR 121.8c earnings per share.

Interest rate hedge volatility

Under IFRS, the reporting of hedges in place for interest rate volatility (hedging ineffectiveness and derivative volatility) can result in the recording of a net gain/loss in the statement of income.

In the half-year to June 2010, this resulted in a decrease in profit before taxation of € 68 million (€ 59 million loss after taxation of which € 45 million was in continuing operations and € 14 million was in discontinued operations) equivalent to EUR 4.2c in earnings per share for continuing operations and EUR 1.3c in earnings per share for discontinued operations. In the half-year to June 2009, this resulted in a decrease in profit before taxation of € 12 million (€ 13 million loss after taxation of which € 12 million profit after taxation was in continuing operations and € 25 million loss after taxation in discontinued operations) equivalent to EUR 1.4c in earning per share for continuing operations and EUR 2.9c in earnings per share for discontinued operations.

Strategic property disposals

In 2005, AIB began a programme of sale and leaseback transactions on a number of branches and its headquarter location in Ireland.

As part of this programme, during the half-year to June 2010, income of € 36 million (€ 27 million after taxation for continuing operations and € 1 million after taxation for discontinued operations) was recorded which related to profit on disposal of property. These strategic property disposals contributed EUR 2.6c to earnings per share.

During the half-year to June 2009, income of € 10 million (€ 8 million after taxation) was recorded in continuing operations of which profit on disposal of property amounted to € 9 million (€ 7 million after taxation) and construction contract income amounted to € 1 million (€ 1 million after taxation). In total, strategic property disposals contributed EUR 0.9c to earnings per share.

Interim management report - Commentary on results

Basis of presentation

The following income statement and supporting commentary is prepared on a continuing operations basis.

	Half-year June 2010			Half-year June 2009
Summary income statement	Total € m	NAMA loss € m	Total excluding NAMA loss € m	Total € m
Net interest income	851	—	851	1,290
Other income (before NAMA loss(1))	490	—	490	885

Operating income	1,341	—	1,341	2,175
NAMA loss(1)	(956)	(956)	—	—

Total operating income	385	(956)	1,341	2,175
Personnel expenses	443	—	443	482
General and administrative expenses	216	—	216	205
Depreciation(2) /amortisation(3)	58	—	58	59
Total operating expenses	717	—	717	746

Operating profit/(loss) before provisions	(332)	(956)	624	1,429
Provisions for impairment of loans and receivables	2,092	—	2,092	2,120
Provisions for liabilities and commitments	—	—	—	—
Amounts written off financial investments available for sale	3	—	3	22
Total provisions	2,095	—	2,095	2,142

Operating (loss)/profit	(2,427)	(956)	(1,471)	(713)
Associated undertakings	27	—	27	(7)
Profit on disposal of property	37	—	37	12
Construction contract income	—	—	—	1

(Loss)/profit before taxation	(2,363)	(956)	(1,407)	(707)

Income tax income	(329)			(97)

(Loss)/profit after taxation	(2,034)			(610)

The Group reported a loss after taxation of € 2,034 million in the half-year to June 2010, compared with a loss after taxation of € 610 million in the half-year to June 2009. Total operating income in the half-year to June 2010 of € 385 million included a loss of € 956 million on the transfer of the first tranche of assets to NAMA. Excluding this loss, total operating income was € 1,341 million compared with € 2,175 million in the half-year to June 2009.

(1)	Loss on disposal of financial instruments held for sale to NAMA.
(2)	Depreciation of property, plant and equipment.
(3)	Impairment and amortisation of intangible assets.

Interim management report - Commentary on results

	Half-year June 2010			Half-year June 2009
Divisional operating (loss)/profit before provisions	Total € m	NAMA loss € m	Total excluding NAMA loss € m	Total € m
AIB Bank ROI	(742)	(912)	170	394
Capital Markets	231	(44)	275	447
Group	179	—	179	588

AIB Group	(332)	(956)	624	1,429

	Half-year June 2010			Half-year June 2009
Divisional (loss)/profit before taxation	Total € m	NAMA loss € m	Total excluding NAMA loss € m	Total € m
AIB Bank ROI	(2,678)	(912)	(1,766)	(1,523)
Capital Markets	102	(44)	146	224
Group	213	—	213	592

AIB Group	(2,363)	(956)	(1,407)	(707)

Interim management report - Commentary on results

Net interest income	Half-year June 2010 € m	Half-year June 2009 € m
Net interest income	851	1,290

Net interest income

Net interest income was € 851 million in the half-year to June 2010 compared with € 1,290 million in the half-year to June 2009, a decrease of € 439 million or 34%. Net interest income for the half-year to June 2010 includes a charge associated with the Eligible Liabilities Guarantee (ELG) scheme amounting to € 93 million(1) excluding which net interest income reduced by € 346 million or 27%. The ELG scheme was introduced in December 2009 and subsequently approved by the European Commission and did not impact 2009 net interest income. The net interest income decrease, excluding the ELG cost, mainly reflects the significantly increased cost of customer deposits in a highly competitive marketplace, resulting in lower deposit income, higher wholesale funding costs, a lower return on invested capital and a lower treasury margin, partly offset by higher loan margins.

On a continuing operations basis, excluding the cost of the Eligible Liabilities Guarantee Scheme, and further adjusted to exclude NAMA loans and income, the net interest margin for the half year to June 2010 was 1.55%. On the same basis, average interest earning assets for the half year to June 2010 were approximately € 109 billion and annualised net interest income was approximately € 1.69 billion. The component parts of the annualised net interest income of approximately € 1.69 billion are estimated by management to comprise net loan income of c. € 1.56 billion, net deposit cost of c. € 120 million, funding costs of c. € 310 million and treasury/other income of c. € 560 million.

(1)

The aggregate charge for the Government Credit Institutions Financial Support Scheme (CIFS) as a blanket guarantee and the ELG scheme was € 130 million (ELG € 93 million and CIFS € 37 million) compared to € 49 million for the half-year to June 2009. The CIFS scheme charge for the half-year to June 2010 is reflected in other income amounting to € 37 million and € 49 million for the period to June 2010 and June 2009 respectively.

Interim management report - Commentary on results

	Half-year June 2010			Half-year June 2009
Other income	Total € m	NAMA loss € m	Total excluding NAMA loss € m	Total € m
Dividend income	1	—	1	2
Banking fees and commissions	211	—	211	224
Investment banking and asset management fees	47	—	47	59
Fee and commission income	258	—	258	283
Irish Government Guarantee Scheme (CIFS)	(37)	—	(37)	(49)
Other fee and commission expense	(18)	—	(18)	(18)
Less: Fee and commission expense	(55)	—	(55)	(67)
Trading income/(loss)	(96)	—	(96)	18
Interest rate hedge volatility	(52)	—	(52)	14
Net trading income/(loss)(1)	(148)	—	(148)	32
Gain on redemption of subordinated liabilities	372	—	372	623
Loss on disposal of financial instruments to NAMA	(956)	(956)	—	—
Other operating income	62	—	62	12

Total other income	(466)	(956)	490	885

Other income was a negative € 466 million in the half-year to June 2010, which included a loss of € 956 million on the transfer of the first tranche of assets to NAMA and a € 372 million gain on redemption of subordinated liabilities from the capital exchange offering completed in March 2010. Excluding these items other income was € 118 million, compared with € 262 million in the half-year to June 2009 (excluding the € 623 million gain on redemption of subordinated liabilities from the capital exchange offering completed in June 2009), a decrease of € 144 million or 55%. This decrease included the negative impact of interest rate hedge volatility between the half-year to June 2010 and the half-year to June 2009 of € 66 million. Excluding this factor, other income was down € 78 million or 31% compared with the half-year to June 2009.

This reflected weaker economic conditions, challenging trading markets in which AIB operates, lower business volumes and lower revenues from investment banking activities. The decline of these other income elements was partly offset by profits on disposal of available for sale debt securities.

Banking fees and commissions decreased by 6% reflecting lower business volumes and activity.

Investment banking and asset management fees were down 20% in the half-year to June 2010 mainly reflecting lower brokerage income in the Republic of Ireland.

Fee and commission expense includes the cost of the Covered Institutions (Financial Support) scheme (€ 37 million in the half-year to June 2010, € 49 million in the half-year to June 2009). The cost of the Eligible Liabilities Guarantee of € 93 million is included in net interest income.

Trading income was a negative € 96 million in the period. Trading income excludes interest payable and receivable arising from hedging and the funding of trading activities, which are included in net interest income. In the half-year to June 2010 there was a charge of € 8 million to trading income in relation to the structured securities portfolio, € 21 million cross currency swap cost of borrowing in US dollars and converting to euro and negative fair value of € 16 million relating to NAMA held for sale derivatives. There is an offsetting credit in net interest income relating to the lower US dollar borrowing cost.

Other operating income in the half-year to June 2010 was € 62 million compared with € 12 million in the half-year to June 2009. Profit from the disposal of available for sale debt securities of € 57 million and profit on disposal of available for sale equity shares of € 11 million was recorded in the half-year to June 2010.

(1)	Trading income includes foreign exchange contracts, debt securities and interest rate contracts, credit derivative contracts, equity securities and index contracts (see note 6).

Interim management report - Commentary on results

Operating expenses	Half-year June 2010 € m	Half-year June 2009 € m
Personnel expenses	443	482
General and administrative expenses	216	205
Depreciation(1) /impairment and amortisation(2)	58	59

Total operating expenses	717	746

Total operating expenses were € 717 million in the half-year to June 2010, a decrease of € 29 million or 4% when compared to € 746 million in the half-year to June 2009. Half-year to June 2010 total operating expenses include external set up costs of € 14 million relating to NAMA excluding which costs decreased by € 43 million or 6%. This decrease reflects active cost management in a period of slower economic conditions and reduced business activity.

Personnel expenses in the half-year to June 2010 were € 443 million, a reduction of € 39 or 8% compared with € 482 million in the half-year to June 2009. This includes lower pension costs and a reduction in staff numbers of approximately 700.

General and administrative expenses of € 216 million in the half-year to June 2010 were € 11 million or 5% higher than € 205 million in the half-year to June 2009. The increase related to NAMA costs and were partly offset by cost saving initiatives and ongoing management of all discretionary spend.

Depreciation and amortisation of € 58 million in the half-year to June 2010 was broadly in line with the half-year to June 2009 (€ 59 million).

The cost income ratio(3) for the half-year to June 2010 excluding the loss on the transfer of the first tranche of assets to NAMA (€ 956 million) and the 2010 gain on the capital exchange offering (€ 372 million) in the period was 74.0%, or 53.4% including the gain on the capital exchange offering, compared to 48.1% for the half-year to June 2009 (excluding the gain on the capital exchange offering). Weaker total income contributed to an increase in the cost/income ratio. The lower level of income was due to a number of factors including the cost of the Government Guarantee Schemes, higher wholesale funding costs and the cost of customer deposits.

(1)	Depreciation of property, plant and equipment.
(2)	Impairment and amortisation of intangible assets.
(3)	The cost/income ratio is total operating income as a percentage of total operating expenses.

Interim management report - Commentary on results

Asset quality

Unless otherwise stated, customer loans in the following commentary refers to loans and receivables to customers for continuing operations including loans held for sale to NAMA.

The continuing operations criticised loans and receivables amounted to € 32.5 billion at 30 June 2010 comprising € 14.2 billion related to loans and receivables held for sale to NAMA and € 18.3 billion for loans and receivables to customers.

The following tables show criticised loans held for sale to NAMA, non NAMA and the total loan book. Criticised loans include watch, vulnerable and impaired loans and are defined as follows:

Watch: credit exhibiting weakness but with the expectation that existing debt can he fully repaid from normal cashflow.

Vulnerable: credit where repayment is in jeopardy from normal cashflow and may be dependent on other sources.

Impaired: a loan is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets (a ‘loss event’) and that loss event (or events) has an impact such that the present value of future cashflows is less than the current carrying value of the financial asset or group of assets i.e. requires a provision to be raised through the income statement.

	30 June 2010
Criticised loans by division (total)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total gross loans
AIB Bank ROI	7,511	7,131	16,450	31,092	41.7
Capital Markets	339	399	646	1,384	6.0
Group (AmCredit)	—	4	36	40	49.0

AIB Group	7,850	7,534	17,132	32,516	33.3

	30 June 2010
Criticised loans by division (held for sale to NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total NAMA gross loans
AIB Bank ROI	1,368	2,293	10,551	14,212	85.9
Capital Markets	—	40	2	42	13.7
Group (AmCredit)	—	—	—	—	—

AIB Group	1,368	2,333	10,553	14,254	84.6

At 30 June 2010 there were € 16.9 billion which are held for sale to NAMA, of which 84.6% are criticised. This is a reduction of € 6.3 billion since 31 December 2009 and is largely accounted for by the fact that € 3.3 billion of gross loans, mostly in ROI, were transferred to NAMA in April 2010 of which € 2.6 billion were criticised. The criticised loans held for sale to NAMA of € 14.2 billion relate primarily to loans in the land & development sector (approximately 75%) with the remainder related largely to the property investment, distribution (which includes hotels, license trade and motor trade) and other services sectors.

Interim management report - Commentary on results

	30 June 2010
Criticised loans by division (non NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total non NAMA gross loans
AIB Bank ROI	6,143	4,838	5,899	16,880	29.1
Capital Markets	339	359	644	1,342	5.9
Group (AmCredit)	—	4	36	40	49.0

AIB Group	6,482	5,201	6,579	18,262	22.6

The Group’s criticised loans and receivables to customers (non NAMA) amounted to € 18.3 billion at 30 June 2010 compared with € 15.4 billion at 31 December 2009.

AIB Bank ROI non NAMA criticised loans increased by € 2.7 billion as at 30 June 2010, from € 14.2 billion as at 31 December 2009, largely in the vulnerable and impaired categories, with the main sectors impacted being the property investment, retail/wholesale, other services and personal sectors. Property sector cases account for 40% of total divisional criticised loans compared with 42% at 31 December 2009. The level of arrears in residential mortgages, which impact on the level of criticised loans, have increased to 3.21% for 90+ days past due, up from 2.07% at 31 December 2009. Arrears on the buy-to-let portion of the book are currently 5.92% up from 3.28% in December 2009 compared with 2.12% and 1.58% respectively for owner occupier mortgages.

Capital Markets criticised loans increased marginally by € 0.1 billion.

	31 December 2009
Criticised loans by division (total)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total gross loans
AIB Bank ROI	8,528	5,540	14,620	28,688	36.9
Capital Markets	241	447	559	1,247	5.5
Group (AmCredit)	—	5	42	47	52.2

AIB Group	8,769	5,992	15,221	29,982	29.8

	31 December 2009
Criticised loans by division (held for sale to NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total NAMA gross loans
AIB Bank ROI	2,298	2,122	10,114	14,534	75.0
Capital Markets	—	36	—	36	6.6
Group (AmCredit)	—	—	—	—	—

AIB Group	2,298	2,158	10,114	14,570	73.1

Interim management report - Commentary on results

	31 December 2009
Criticised loans by division (non NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total non NAMA gross loans
AIB Bank ROI	6,230	3,418	4,506	14,154	24.2
Capital Markets	241	411	559	1,211	5.4
Group (AmCredit)	—	5	42	47	52.2

AIB Group	6,471	3,834	5,107	15,412	19.1

The following tables show impaired loan balances by division and as a percentage of gross customer loans.

	30 June 2010			31 December 2009
Impaired loans by division	NAMA € m	Non NAMA € m	Total € m	NAMA € m	Non NAMA € m	Total € m
AIB Bank ROI	10,551	5,899	16,450	10,114	4,506	14,620
Capital Markets	2	644	646	—	559	559
Group (AmCredit)	—	36	36	—	42	42

AIB Group	10,553	6,579	17,132	10,114	5,107	15,221

	30 June 2010			31 December 2009
% of total gross loans	NAMA %	Non NAMA %	Total %	NAMA %	Non NAMA %	Total %
AIB Bank ROI	63.7	10.2	22.1	52.2	7.7	18.9
Capital Markets	0.6	2.8	2.8	—	2.5	2.5
Group (AmCredit)	—	43.7	43.7	—	46.6	46.6

AIB Group	62.6	8.2	17.5	50.8	6.3	15.1

Group impaired loans as a percentage of gross loans increased to 17.5%, up from 15.1% at 31 December 2009.

Impaired loans held for sale to NAMA amounted to € 10.6 billion at 30 June 2010 or 62.6% of NAMA loans.

The vast majority of these impaired NAMA loans relate to property sector loans with the remainder relating mainly to loans in the distribution, other services and personal sectors.

Non NAMA impaired loans increased to € 6.6 billion or 8.2% of advances up from € 5.1 billion or 6.3% at 31 December 2009.

AIB Bank ROI accounted for € 1.4 billion of the overall increase with increases particularly in the property, distribution, manufacturing, residential mortgage and personal sectors.

Impaired loans in Capital Markets increased by € 0.1 billion since December 2009 mainly in the distribution, transport and other services sectors, with a decrease in the manufacturing sector.

Impaired loans in AmCredit reduced by € 6 million since December 2009 to € 36 million and reflects a slowdown in the pace of deterioration in the book.

Interim management report - Commentary on results

Total provisions were € 2,095 million, marginally down on € 2,142 million in the half-year to June 2009.

Provisions (income statement)	Half-year June 2010 € m	Half-year June 2009 € m
Provisions for impairment of loans and receivables to customers	2,092	2,120
Provisions for liabilities and commitments	—	—
Amounts written off financial investments available for sale	3	22

Total provisions	2,095	2,142

The economic conditions in the markets in which the Group operates continue to be challenging, in particular in Ireland where unemployment continues to rise creating increasing difficulties for some of our borrowers.

The provision charge for loans and receivables was € 2,092 million or 4.22% of average loans compared with € 2,120 million or 4.08% in June 2009. The charge consists of all specific provisions of € 2,092 million (4.22% of average loans) versus specific provisions of € 1,969 million or 3.79% of average loans and IBNR of € 151 million or 0.29% in June 2009.

	Half-year June 2010			Half-year June 2009
Divisional impairment charges	NAMA € m	Non NAMA € m	Total € m	Total € m
AIB Bank ROI	1,220	742	1,962	1,911
Capital Markets	—	128	128	201
Group (AmCredit)	—	2	2	8

AIB Group	1,220	872	2,092	2,120

The following table sets out the impairment charge as a percentage of average loans by division.

	Half-year June 2010			Half-year June 2009
Divisional impairment charges	NAMA bps	Non NAMA bps	Total bps	Total bps
AIB Bank ROI	1,365	255	516	495
Capital Markets	—	113	111	154
Group (AmCredit)	—	233	233	7,545

AIB Group	1,309	217	422	408

The provision charge for loans and receivables includes € 1,220 million of provisions relating to loans held for sale to NAMA (portfolio size € 17 billion), all of which are specific provisions.

The provision charge for NAMA related loans in AIB Bank ROI was € 1,220 million or 13.65% of advances, of which 94% related to property sector loans, with the remainder spread over a number of sectors, most notably, the distribution and personal sectors.

The provision charge for loans and receivables to customers (non NAMA) was € 872 million or 2.2% of average advances comprising of a specific charge only.

In AIB Bank ROI, the net non NAMA provision charge was € 742 million or 2.55% of average advances and was all specific provision. 43% of the charge related to the property sector with a further 27% relating to other commercial, which includes agriculture, distribution, manufacturing and other services. The provision charge in the finance and leasing book (excluding mortgages) was € 63 million or 5.5% of average advances, which included large provisions for a small number of cases and was down from € 91 million or 6.9% for the same period last year.

Residential mortgages amounted to € 27.1 billion at 30 June 2010 split 65% owner occupier, 28% buy-to-let with staff and other accounting for the remaining 7%. The provision charge was € 83 million or 0.61% of average residential mortgages compared to € 37 million or 0.29% of average advances in the same period last year.

In Capital Markets the provision charge was € 128 million or 1.13% of average non NAMA advances compared with € 201 million or 1.54% for half-year to June 2009. The charge was spread across all sectors with the largest being € 32 million for the other services sector, with charges of € 21 million each for the property and financial sectors.

In AmCredit the provision charge was € 2 million reflecting a slowdown in deterioration and an increase in activity in the residential mortgage market.

Interim management report - Commentary on results

Associated undertakings

Associated undertakings	Half-year June 2010 € m	Half-year June 2009 € m
Share of results of associated undertakings	27	(7)

Income from associated undertakings in the half-year to June 2010 was € 27 million compared with a loss of € 7 million in the comparative period. Associated undertakings include the investment in Aviva Life Holdings Ireland Limited (previously known as Hibernian Life Holdings Limited), the joint venture in Life and Pensions with Aviva. An uplift in AIB’s share of profits from Aviva Life Holdings Ireland Limited was driven by a stabilisation in business volumes and favourable bond/investment market movements.

Income tax (income)/expense

The taxation credit on a total AIB Group basis for the half-year to June 2010 was € 329 million (of which € 323 million credit relates to deferred taxation), compared with a taxation credit of € 97 million in the half-year to June 2009 (of which € 125 million credit relates to deferred taxation). The taxation credits exclude taxation on share of results of associated undertakings. Associated undertakings is reported net of taxation in the Group (loss)/profit before taxation. The charge/credit is influenced by the geographic mix of profits and losses, which are taxed at the rates applicable in the jurisdictions where we operate.

Discontinued operations

On 30 March 2010, AIB Group announced that its investments in AIB Group (UK) p.l.c., Bank Zachodni WBK S.A. (“BZWBK”) and M&T Bank Corporation were for sale. Subsequently, its interests in Bulgarian American Credit Bank AD (“BACB”) was also included in the investments to be disposed of. These businesses are classified as discontinued operations, the results of which are shown in the table below. Note 14 includes further detail in relation to discontinued operations. These discontinued operations were previously reported in the divisional commentary and are included in the business segments (note 1) as follows:

AIB Group (UK) p.l.c. - identified separately as AIB Bank UK.

BZWBK - largely included in CEE division with BZWBK Treasury and Capital Markets’ share of certain Investment Banking subsidiaries’ results included in Capital Markets.

BACB - included in associated undertakings net of taxation in CEE Division.

M&T - included in associated undertakings net of taxation in Group Division.

	Half-year June 2010 € m	Half-year June 2009 € m
AIB Group (UK) p.l.c.	(49)	(46)
BZWBK	174	101
M&T	237	(181)
BACB	(26)	(39)

Profit/(loss) before taxation	336	(165)
Income tax (income)/expense	8	11

Profit/(loss) after taxation	328	(176)
Loss recognised on the remeasurement to fair value less costs to sell(1)	(28)	—
Income tax on the remeasurement	3	—

Profit/(loss) for the period from discontinued operations	303	(176)

On 10 September 2010, AIB announced that it had conditionally agreed to sell its shareholding in Bank Zachodni WBK S.A. (BZWBK) in Poland to Banco Santander S.A. Details of the sale are included in note 42 on non-adjusting events after the reporting period.

(1)	Relates to impairment of intangible assets.

Interim management report - Commentary on results

Discontinued operations recorded a profit of € 303 million in the half-year to June 2010 compared to a loss of € 176 million in the half-year to June 2009. Discontinued operations was impacted by investment reviews carried out in the first half of both 2010 and 2009. The half-year to June 2010 includes a writeback of € 213 million relating to the M&T investment and a € 28 million charge with regard to BACB. The half-year to June 2009 includes impairment charges of € 200 million and € 45 million relating to M&T and BACB respectively.

AIB Group (UK) p.l.c(1)

AIB Group (UK) recorded a loss of € 49 million in the half-year to June 2010 compared to a loss of € 46 million in the half-year to June 2009. Half-year to June 2010 performance includes a NAMA loss of € 7 million and € 33 million in relation to the cost of Irish Government Guarantee Schemes (€ 24 million in respect of the ELG scheme and € 9 million in respect of the CIFS scheme). AIB Group (UK) performance for the half-year to June 2010 reflected continued challenges in the economic environment, combined with increased competition for customer deposits and rising funding costs. Operating profit before provisions was € 117 million for the half-year to June 2010 down from € 141 million in the half-year to June 2009.

BZWBK(1)

BZWBK profit was € 174 million in the half-year to June 2010 compared to € 101 million in the half-year to June 2009. Profit growth was driven by growth in net interest income and a reduction in provisions. Income growth was achieved primarily through higher loan margins and some easing in competitive pricing of deposits resulting in operating profit before provisions increasing from € 168 million in the half-year to June 2009 to € 228 million in the half-year to June 2010.

Provisions decreased to € 54 million in the half-year to June 2010 from € 66 million in the half-year to June 2009 reflecting the lower default experience in business and corporate banking while higher levels were incurred in the personal and SME portfolios.

M&T(1)

M&T’s contribution was € 237 million in the half-year to June 2010 compared to a loss of € 181 million in the half-year to June 2009. The income after taxation for M&T is included for the three month period to 31 March 2010 compared with the six month period to 30 June 2009(2). An impairment review of AIB’s investment in M&T resulted in the writeback of € 213 million through the income statement in the half-year to June 2010 compared to an impairment charge of € 200 million in the half-year to June 2009. Excluding the writeback in 2010 and the impairment in 2009, M&T’s contribution for the quarter to March 2010 of US$ 31 million (€ 24 million) was up 25% relative to the contribution in the half-year to June 2009 of US$ 25 million (€ 19 million).

BACB(1)

BACB recorded a loss of € 26 million in the half-year to June 2010 compared to a loss of € 39 million in the half-year to June 2009. An impairment review of AIB’s associate holding in BACB resulted in a € 28 million impairment charge in the half-year to June 2010. The half-year to June 2009 included an impairment charge of € 45 million for BACB.

(1)	See note 14 for further details.
(2)	M&T was designated as a discontinued operation as a result of the announcement on 30 March 2010 that AIB’s stake in M&T was to be held for sale.

Interim management report - Commentary on results

Statement of financial position

The commentary on the consolidated statement of financial position is on a total AIB Group basis (including discontinued operations) as it is not permitted to retrospectively re-present the consolidated statement of financial position.

AIB Group risk weighted assets were 67% of total assets at 30 June 2010 (69% at 31 December 2009).

Risk weighted assets	30 June 2010 € bn	31 December 2009 € bn
AIB Bank ROI	48	54
Capital Markets	34	34
AIB Bank UK	20	21
CEE	10	10
Group	1	1

AIB Group	113	120

The statement of financial position identifies loans eligible for sale to NAMA and disposal groups loans held for sale (discontinued operations) separately from other customer loans. For the purposes of aiding understanding of balance sheet dynamics and trends, loan balances eligible for sale to NAMA and loans in discontinued operations have been included in their respective division in the table below.

	30 June 2010		31 December 2009
Gross loans to customers	excluding NAMA € bn	including NAMA € bn	excluding NAMA € bn	including NAMA € bn
AIB Bank ROI	58	74	58	78
Capital Markets	23	23	22	23

Continuing operations	81	97	80	101
AIB Bank UK	20	21	17	20
CEE	9	9	9	9

AIB Group	110	127	106	130

Continued weak demand for credit and the transfer of € 3.3 billion of gross loans to NAMA in the period resulted in lower gross loans to customers, down 2%, or € 2.7 billion since 31 December 2009 or in line when loans transferred to NAMA are excluded from the opening balance.

The increase in loans excluding NAMA, from € 106 billion at 31 December 2009 to € 110 billion at 30 June 2010 mainly reflects € 3 billion of UK loans that were designated as held for sale to NAMA at 31 December 2009 and are designated as disposal groups held for sale at 30 June 2010.

	30 June 2010		31 December 2009
Net loans to customers	excluding NAMA € bn	including NAMA € bn	excluding NAMA € bn	including NAMA € bn
AIB Bank ROI	54	67	56	71
Capital Markets	23	23	22	23

Continuing operations	77	90	78	94
AIB Bank UK	20	20	17	20
CEE	8	8	8	8

AIB Group	105	118	103	122

Interim management report - Commentary on results

Customer accounts	30 June 2010 € bn	31 December 2009 € bn
AIB Bank ROI	40	40
Capital Markets	20	23

Continuing operations	60	63
AIB Bank UK	13	11
CEE	10	10

AIB Group	83	84

In Capital Markets, concerns in relation to sovereign ratings resulted in a decrease in deposits mainly from Non Bank Financial Institutions (“NBFIs”) and international corporates.

Capital

The Group’s core tier 1 ratio was 6.9% and the total capital ratio was 9.0% at 30 June 2010.

Capital	30 June 2010 € bn	31 December 2009 € bn
Equity core tier 1(1)	4.3	6.0
Core tier 1	7.8	9.5
Tier 1	6.7	8.7
Total capital	10.1	12.3
Risk weighted assets	112.7	120.4

Capital ratios	30 June 2010	31 December 2009
Equity core tier 1(1)	3.8%	5.0%
Core tier 1	6.9%	7.9%
Tier 1	6.0%	7.2%
Total capital	9.0%	10.2%

(1)	Equity core tier 1 excludes the € 3.5 billion of core tier 1 capital from the Irish Government.

The Group’s capital ratios weakened in the period primarily due to the additional € 2.3 billion provisions (€ 2.1 billion continuing, € 0.2 billion discontinued) created in the half-year to June 2010 and the € 963 million loss (€ 956 million continuing, € 7 million discontinued) on transfer of the first tranche of assets to NAMA, partly offset by operating profit before provisions in the half-year to June 2010.

Risk weighted assets decreased by 6% reflecting the transfer of € 3.3 billion of assets to NAMA and continued deterioration from performing to non performing grades in the property model.

The core tier 1 ratio decreased to 6.9%, the tier 1 ratio decreased to 6.0% and the total capital ratio decreased to 9.0%.

Core tier 1 capital was € 7.8 billion at 30 June 2010 compared with € 9.5 billion at 31 December 2009 reflecting the loss for the period of € 1.7 billion.

Tier 1 capital was € 6.7 billion at 30 June 2010 compared with € 8.7 billion at 31 December 2009 reflecting the loss for the period of € 1.7 billion and an increase in the tier 1 element of the expected loss deduction (€ 0.3 billion).

Total capital decreased to € 10.1 billion from € 12.3 billion at 31 December 2009 reflecting the aforementioned loss in the period and the increase in the expected loss deduction (€ 0.5 billion).

Interim management report - Commentary on results

Capital exchange offering

In March 2010, AIB completed the exchange of lower tier 2 capital instruments for equivalent lower tier 2 capital qualifying security. Details of the exchange are in note 7. These transactions resulted in a gain of € 372 million, which increased core tier 1 capital with no material effect on total capital. In June 2009, the capital exchange offering resulted in a gain of € 1,072 million after taxation (€ 623 million (€ 580 million after taxation) in the income statement and € 538 million (€ 492 million after taxation) as a movement in equity) on redemption of subordinated liabilities and other capital instruments.

NAMA

On 6 April 2010, the first tranche of financial instruments (mainly loans and receivables) transferred to NAMA. Of the consideration received, 95% comprised Government Guaranteed Floating Rate Notes, with the remaining 5% comprising Floating Rate Perpetual Subordinated Bonds. The consideration received is recorded at fair value within the balance sheet caption financial investments available for sale. A € 963 million loss (€ 956 million continuing and € 7 million discontinued) arose on disposal, due to NAMA aquiring these instruments at a discount to their carrying value. The loss on disposal is recorded within other income.

To date two tranches of loans have transferred to NAMA amounting to € 6.0 billion (€ 5.7 billion continuing and € 0.3 billion discontinued). The tranche 1 transfer of € 3.3 billion of gross loans is reflected in the half-year to June 2010 accounts. The tranche 2 transfer of € 2.7 billion of gross loans was completed on 12 July 2010 which resulted in a pretax loss of € 517 million (€ 490 million continuing and € 27 million discontinued) as detailed in note 42 as a non-adjusting event after the reporting period. This will be reflected in the full year accounts for 2010. € 3.2 billion of gross loans that were designated as held for sale to NAMA at 31 December 2009 were designated as disposal groups held for sale at 30 June 2010. At 30 June 2010, € 17 billion of gross loans were held for sale to NAMA.

Interim management report - Commentary on results

Structured securities portfolio (held by Corporate Banking)

The structured securities portfolio consists of US subprime mortgages, Collateralised Debt Obligations (“CDOs”)/Collateralised Loan Obligations (“CLOs”) and other structured securities. The following summarises the size of each portfolio and the charge taken in the income statement in the half-year to June 2010, year to December 2009 and half-year to June 2009.

	Income statement charge			Nominal
Portfolio	Half-year June 2010 € m	Half-year June 2009 € m	Year December 2009 € m	30 June 2010 € m	30 June 2009 € m	31 December 2009 € m

US subprime mortgages
- Whole loan format	10	5	8	96	104	88
- Securitisations	10	27	60	178	171	156
Total US subprime	20	32	68	273	275	244
CDOs/CLOs	(1)	20	22	612	598	581
Other structured securities	14	19	34	567	560	532

The total charge in the reporting period for the structured securities portfolio was € 33 million compared to € 71 million in the half-year to June 2009. The fair value charge to other income was € 8 million (€ 42 million in the half-year to June 2009). There was an impairment provision of € 19 million (€ 15 million in the half-year to June 2009) against the subprime assets, € 5 million in relation to a number of under performing assets in other structured securities (€ 14 million in the half-year to June 2009) and € 1 million on CDO’s/CLO’s.

AIB originated Collateral Debt Obligations

In addition to the above asset portfolios, AIB provides asset management services to third parties regarding CDOs and Collateralised Bond Obligations (“CBOs”).

There are five vehicles set up since 2001, four of which invest in European sub investment grade leveraged finance assets (CDO’s) and one in U.S. High Yield Bonds (CBO’s). A CDO/CBO allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of leveraged corporate loans and bonds with certain common features. The Group’s investment in these vehicles and maximum exposure totals € 27.3 million (31 December 2009: € 27.5 million). AIB does not have control over these vehicles nor does it bear the significant risks and rewards that are inherent in the assets. There is no recourse to the Group by third parties in relation to these vehicles. Accordingly, these vehicles are not consolidated in the Group’s financial statements and the Group’s interests are included within equity shares.

Interim management report - Commentary on results

Funding(1)

In order to aid understanding of balance sheet trends the commentary on the consolidated statement of financial position is on a total AIB Group basis (including discontinued operations) as it is not permitted to retrospectively re-present the consolidated statement of financial position. The gathering and retention of customer resources remains a key focus of the Group in 2010. At 30 June 2010 customer resources continued to represent the largest component of the Group’s funding at 53% of total funding, up from 51% at 31 December 2009. Customer resources in ROI and CEE divisions were relatively unchanged over the half-year in a period of difficult market conditions. A reduction in deposits occurred in Capital Markets with an increase in AIB Bank UK division. Overall, in the first half of 2010 customer resources decreased by € 1 billion or 1%.

Net customer loans including loans held for sale to NAMA decreased by € 4 billion or 3% in the half-year to June 2010. This decrease was due to a combination of deleveraging and the transfer of the first tranche of loans to NAMA. When combined with customer resources this resulted in a Group loan deposit ratio of 143% down from 146% at 31 December 2009. The movement of the loan deposit ratio excluding NAMA loans (30 June 2010 of 127% compared with 31 December 2009 of 123%) reflects the reclassification of AIB Bank UK loans previously held for sale to NAMA, back to loans and receivables to customers. The reclassification reflects the inclusion of these assets as part of the proposed AIB Group (UK) disposal.

Funding market conditions in the half-year to June were mixed with reasonable liquidity in the markets in the first quarter. The weakness in markets in the second quarter was principally attributable to the sovereign crisis and contagion risk. AIB Group continued to access funding across its suite of liquidity programmes in 2010, however it experienced elevated pricing and shorter duration in the second quarter. Notwithstanding a one notch credit downgrade by S&P in January 2010, the Group successfully raised € 6 billion of unsecured term funding under the Irish Government’s Eligible Liability Guarantee (ELG) scheme through a series of public and private placements in the first half of the year. Issuances had an average life of over 3 years and the majority were executed in the first quarter. At 30 June 2010, maturities of greater than 1 year represented 46% of wholesale funding (excluding repos and inclusive of subordinated debt), up from 30% at 31 December 2009. The Group’s senior debt funding increased by 3% as a percentage of total funding between 31 December 2009 and 30 June 2010.

At 30 June 2010, the Group held € 49 billion (including pledged assets) in qualifying liquid assets/contingent funding of which approximately € 25 billion was pledged. The Group continues to explore and develop contingent collateral and funding facilities to support its funding requirements. Additional NAMA bonds to be received as consideration for loans transferred to NAMA will further assist in supporting the Group’s liquidity position. The Group’s liquidity levels continue to represent a surplus over regulatory requirements. While the Group continues to rely on the ELG scheme, it is working to exit the scheme in a prudent timescale.

Statement of financial position summary	30 June 2010	31 December 2009
Total assets € bn	169	174
Loans and receivables to customers € bn	105	103
Held for sale assets NAMA € bn	13	19
Customer deposits € bn	83	84
Wholesale funding € bn	61	64
Loan deposit ratio	127%	123%
Loan deposit ratio (including assets held for sale to NAMA)	143%	146%

		30 June 2010		31 December 2009
	Sources of funds	€ bn	%	€ bn	%
	Customer accounts	83	53	84	51
Deposits by banks	- secured	25	15	24	15
	- unsecured	8	5	9	5
	Certificates of deposit and commercial paper	5	3	10	6
	Asset covered securities	3	2	5	3
	Senior debt	20	13	16	10
	Capital(2)	14	9	16	10

	Total source of funds	158	100	164	100
	Other(3)	11		10

	Total liabilities, shareholders’ equity and non-controlling interests	169		174

(1)	The funding commentary is on a total AIB Group basis.
(2)	Includes total shareholders’ equity, subordinated liabilities and other capital instruments.
(3)	Non-funding liabilities including derivative financial instruments, other liabilities, retirement benefits and accruals and other deferred income.

Interim management report - Commentary on results

Relationship with the Irish Government

In the second half of 2008 and in 2009, the Irish Government introduced a range of measures, and took a number of steps to strengthen the Irish banking industry and its participants, including the Group.

The Government’s support package under (i) the Credit Institutions (Financial Support) Scheme 2008 (the ‘CIFS Scheme’) and under (ii) The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (the ‘ELG Scheme’) provides guarantees in respect of certain liabilities of AIB Group, with details of both set out in note 56 of the 2009 20-F and the related 6-K Report.

The ELG Scheme is subject to six month review and approval under EC rules. On 28 June 2010, the EU Commission approved a prolongation and modification of the scheme which was due for review. The terms of the prolongation and modification provide that the issuance period of the ELG Scheme will continue to 29 September 2010. Beyond this date, the EU Commission has also approved a modification of the ELG Scheme to provide for a prolongation of the issuance period from 29 September 2010 to 31 December 2010 for liabilities of between three months and five years duration (other than interbank deposits). In addition, the issuance period for retail deposits will be prolonged to 31 December 2010 for deposits of any duration up to five years.

On 21 September 2010, following a further request from the Minister, the European Commission approved an amendment to the ELG Scheme to extend the “issuance window” in respect of inter-bank deposits and short-term liabilities (zero to three months) (including corporate deposits) of a participating institution, from 29 September 2010 to 31 December 2010. Accordingly, the “issuance window” in respect of every eligible liability of a participating institution under the ELG Scheme (including retail deposits over € 100,000 for any duration up to five years and corporate and inter-bank deposits for any duration up to five years) will be extended from 29 September 2010 to 31 December 2010 if the approved changes are implemented by the Minister, so that a State guarantee will be available for short- and long-term liabilities issued or accepted up to the end of 2010. Retail deposits of an amount up to € 100,000 remain outside the ELG Scheme but continue to be guaranteed indefinitely under the Deposit Guarantee Scheme.

In May 2009, the Government through the National Pension Reserve Fund Commission (“NPRFC”) subscribed for € 3.5 billion of non-cumulative redeemable preference shares in AIB. In addition, the National Asset Management Agency (“NAMA”) Act was enacted on 22 November 2009, with participation in NAMA approved by the AIB shareholders on 23 December 2009.

The measures of support, as outlined above, provided by the Irish Government, and in particular the subscription by the NPRFC for preference shares, have impacted on the manner in which the Group conducts its business. These measures are outlined in note 56 of the 2009 20-F and the related 6-K Report.

The Irish Government, by virtue of the guarantee scheme and the issue of the € 3.5 billion preference shares to the NPRFC, is a related party to AIB.

In December 2009, on the basis of the requirements of the European Commission consistent with receipt of state aid, the Board resolved that the non-cumulative distribution on the Stg£ 350 million Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities of AIB UK 3 LP which has the benefit of a subordinated guarantee of AIB (‘the LP 3 Preferred Securities’), which otherwise would have been paid on 14 December 2009, would not be paid. The effect of this decision by the Group was to trigger the ‘Dividend Stopper’ provisions of the LP 3 Preferred Securities, which precluded the Group for a period of one calendar year from and including 14 December 2009, from declaring and paying any distribution or dividend on its ‘Junior Share Capital’, which currently comprises the Group’s ordinary shares and the Irish Government € 3.5 billion preference shares (‘the Preference Shares’) issued on 13 May 2009 to the NPRFC. A dividend at a rate of 8% per annum is payable, in arrears, to the NPRFC on the € 3.5 billion preference shares. However, in relation to the 13 May 2010 dividend, AIB was precluded from making a cash payment by reason of the dividend stopper detailed above. In accordance with AIB’s Articles of Association, if the preference dividend is not paid in full in cash on any preference dividend payment date, the NPRFC will become entitled to an allotment of free ordinary shares by way of ‘bonus issue’. Accordingly, on 13 May 2010, AIB issued 198,089,847 ordinary shares to the NPRFC, being the number of shares equal to the aggregate cash amount of the 2010 dividend of € 280 million. As a result, the NPRFC increased its holding of AIB shares from 0.3424% to 18.6070% of the issued ordinary share capital (excluding the NPRFC Warrant Instrument).

In April 2010, AIB transferred to NAMA the first tranche of NAMA Assets with a value of € 3.3 billion (being the value of those assets on a gross loan value basis). In return, AIB received € 1.8 billion on NAMA bonds and NAMA Subordinated Bonds, representing a discount of approximately 42 per cent to the gross value of the assets transferred. As of 30 June 2010 further tranches are due to transfer over the next nine months. One of these transfers has taken place post 30 June 2010 (€ 2.7 billion gross loans) and is a non-adjusting event as detailed in note 42. In March 2010, a subsidiary of Allied Irish Banks, p.l.c. made an equity investment in 17 million “B” shares of the National Asset Management Agency Investment Ltd (“NAMAIL”), a special purpose entity established by NAMA. The total investment amounted to € 17 million, of which € 12 million was invested on behalf of the AIB Group pension scheme with the remainder invested on behalf of clients.

From time to time, AIB provides certain banking and financial services to the Irish Government in the normal course of business. AIB also holds Government securities in both its trading and available for sale investment portfolios.

Further details of AIB’s relationship with the Irish Government are set out in notes 56 and 64 to the 2009 20-F and the related
6-K Report.

Interim management report - Commentary on results

AIB Restructuring Plan Process with the European Commission

AIB is providing an update on the progress of our negotiations with the European Commission in relation to the AIB Restructuring Plan originally submitted to the European Commission on 13 November 2009. The requirement to submit a restructuring plan arises from the investment in Allied Irish Banks 2009 Preference Shares by the National Pensions Reserve Fund Commission and its participation in NAMA.

The plan proposed by AIB contains measures aiming at ensuring an appropriate level of burden sharing by the Group and its stakeholders, to limit any potential for competition distortions arising from State Aid received by the bank as well as an assessment of the long-term viability of AIB.

AIB, through the Department of Finance, is involved in detailed negotiations and discussions with the European Commission in relation to the terms of the Restructuring Plan, and substantive engagement and progress has been achieved. The European Commission will require AIB to undertake structural and behavioural measures, including, inter alia, measures relating to the planned disposals of AIB businesses announced in March 2010 to meet new minimum regulatory capital requirements. All relevant measures will have to be finally approved by the European Commission.

AIB expects the decision regarding the approval of the proposed measures, including the terms of the Restructuring Plan, will be taken by the European Commission in quarter 4 2010. Therefore, at this stage, while there can be no certainty as to the final outcome of the European Commission proceedings, AIB expects, based on the current status of its negotiations, that the European Commission will not have any major objections to the terms and measures of the Restructuring Plan as proposed by AIB.

Interim management report - Divisional commentary

Basis of presentation

The following divisional commentary on results is prepared on a continuing operations basis. Commentary on discontinued operations / divisions is contained on pages 15 and 16.

AIB Bank ROI Retail and Business Banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing; Card Services; Wealth Management and share of Aviva Life Holdings Ireland Limited, AIB’s venture with Aviva Group Ireland p.l.c.

	Half-year June 2010			Half-year June 2009
AIB Bank ROI income statement	Total € m	NAMA loss € m	Total excluding NAMA loss € m	Total € m
Net interest income	463	—	463	706
Other income	(765)	(912)	147	160

Total operating income	(302)	(912)	610	866
Personnel expenses	285	—	285	311
General and administrative expenses	133	—	133	138
Depreciation/amortisation	22	—	22	23
Total operating expenses	440	—	440	472

Operating (loss)/profit before provisions	(742)	(912)	170	394
Provisions for impairment of loans and receivables	1,962	—	1,962	1,911
Amounts written off financial investments available for sale	2	—	2	—
Total provisions	1,964	—	1,964	1,911

Operating loss	(2,706)	(912)	(1,794)	(1,517)
Associated undertakings	27	—	27	(8)
Profit on disposal of property	1	—	1	2

Loss before taxation	(2,678)	(912)	(1,766)	(1,523)

The six months to June 2010 have been very challenging for Retail Banking in the Republic of Ireland. Ongoing economic difficulties in Ireland and high unemployment levels, combined with stressed financial markets provided the backdrop to the half-year financial out-turn for AIB Bank ROI.

AIB Bank ROI reported a loss before taxation of € 2.7 billion for the half-year to June 2010, driven by provisions for impairment of loans and receivables of € 62.0 billion and a loss of € 0.9 billion on the transfer of the first tranche of loans to NAMA.

In the half-year to June 2009 the loss was € 1.5 billion with provisions for loans and receivables of € 1.9 billion.

Operating loss before provisions was € 742 million, (excluding the loss on transfer of assets to NAMA, the operating profit was € 170 million down 57% versus the comparative period). Total operating loss was € 302 million (when the loss of
€ 912 million on transfer of assets to NAMA is excluded, total operating income is € 610 million down 30%). Total operating expenses of € 440 million was lower by 7% compared to the comparative period in 2009.

The main focus during the half-year continued to be on credit management and working closely with customers to steer a path through this particularly difficult phase of the economic cycle. Consumer sentiment in the Republic of Ireland remained subdued for much of the period with ongoing concerns around job security. AIB is fully committed to supporting customers who are facing financial difficulty and provides a range of supports both for SME and mortgage customers. AIB continues to actively support Irish economic recovery through providing credit facilities to meet the investment and working capital requirements of viable businesses, particularly in the SME sector. In addition, AIB has maintained a strong emphasis on the mortgage market through supporting property purchases, particularly for first time buyers and home movers.

There was continued progress during the first half-year in re-defining our operating mode to reflect the new economic reality and to capitalise on the strength and depth of the AIB distribution channel options available to our customers. There is also significant focus on delivering operational efficiencies and lower costs in AIB Bank ROI as Ireland and AIB emerges from this very difficult period.

Interim management report - Divisional commentary

The 30% decline in total operating income for AIB Bank ROI, which excludes the loss on transfer of assets to NAMA in the half- year to June 2010, reflects the high cost of sourcing retail and wholesale funding in domestic and international markets, the cost of the Irish Government guarantee schemes and subdued customer demand for banking products and services.

Net Interest Income of € 463 million was 34% lower than June 2009 with net interest margin reducing due to the higher cost of deposits and longer-term wholesale funding, combined with the cost of the Irish Government ELG scheme, partially offset by some widening of loan margins. Retail deposits pricing has remained intensely competitive throughout the half-year with unsustainable rates of interest persisting. We have re-priced our lending products, including mortgages, to reflect the higher cost of funding and we will continue to keep pricing under review to ensure we maintain a more sustainable long-term economic proposition.

Other Income of € 147 million, excluding the loss on transfer of assets to NAMA amounting to € 912 million, was 8% lower than the comparative period reflecting reduced levels of customer transaction activity with a consequent adverse impact on fees and other income.

Total customer account balances at June 2010 of € 40 billion are at similar levels to December 2009, with lower credit current account balances offset by growth in customer deposits. Gross loans, excluding NAMA held for sale assets, were 1% lower than December 2009, reflecting weak demand and some de-leveraging by customers. AIB continues to provide strong support to the residential mortgage market and accounted for 38% of all mortgage property transactions in the first quarter of 2010. Demand for consumer credit remains low as consumers continue to take a cautious approach to additional debt and in many cases are reducing personal debts levels. Demand for business credit, particularly for investment purposes, also remained subdued during the half-year.

Total operating expenses showed a reduction of 7% reflecting strong cost management. Personnel expenses were 9% lower on the back of reduced staff numbers (approximately 450 lower than June 2009) and staff related costs. General and administrative expenses were down 3% reflecting very tight management of all discretionary spend areas.

The provision charge for impairment of loans and receivables for the half-year to June 2010 was € 2.0 billion and represents a charge of 5.16% of average customer loans. Of the € 2.0 billion total charge, € 1.2 billion is associated with loans that are expected to transfer to NAMA in due course. The impairment charge for the half-year to June 2009 was € 1.9 billion, 4.95% of average loans.

Share of associated undertakings of € 27 million mainly represents AIB’s share of Aviva Life Holdings Ireland Limited with the improved financial outturn for the half-year June 2010 primarily due to a stabilisation in business volumes and favourable bond/investment market movements.

Interim management report - Divisional commentary

Capital Markets Corporate Banking, Global Treasury and Investment Banking.

	Half-year June 2010			Half-year June 2009
Capital Markets income statement	Total € m	NAMA loss € m	Total excluding NAMA loss € m	Total € m
Net interest income	345	—	345	589
Other income	61	(44)	105	46

Total operating income	406	(44)	450	635
Personnel expenses	116	—	116	131
General and administrative expenses	50	—	50	49
Depreciation/amortisation	9	—	9	8
Total operating expenses	175		175	188

Operating profit/(loss) before provisions	231	(44)	275	447
Provisions for impairment of loans and receivables	128	—	128	201
Amounts written off financial investments available for sale	1	—	1	22
Total provisions	129	—	129	223

Profit/(loss) before taxation	102	(44)	146	224

Capital Markets profit before taxation of € 102 million declined by € 122 million or 54%. Half-year to June 2010 operating profit before provisions of € 231 million declined by € 216 million or 48%, (€ 172 million or 38% excluding the loss on transfer of loans to NAMA). Total operating income was principally impacted by lower cash management income in Wholesale Treasury, higher deposit funding costs and higher costs associated with the Irish Government Guarantee schemes. While lower average loan volumes also contributed to the reduction in income, higher loan margins and significantly lower mark to market write downs than experienced in the half-year to June 2009 combined to offset the negative impacts on operating income.

Total operating expenses fell by € 13 million or 7% reflecting the continued focus on cost realignment across all business units. Personnel expenses fell by € 15 million or 11% principally driven by lower staff numbers and salary related costs, lower variable compensation and lower pension funding costs. General and administrative expenses of € 50 million for the half-year to June 2010 were broadly in line with half-year to June 2009 level (€ 49 million) notwithstanding additional costs associated with the introduction of a new customer loan platform. Notwithstanding the decline in total costs, the cost income ratio increased from 30% to 39% (excluding NAMA loss) due to the impact of reduced income in the period.

Total provisions of € 129 million decreased by 42%, reflecting a general easing of credit stresses following on from exceptionally high levels in 2009.

Interim management report - Divisional commentary

Capital Markets business unit profit split	Half-year June 2010			Half-year June 2009
	Total € m	NAMA loss € m	Total excluding NAMA loss € m	Total € m
Corporate Banking	(43)	(44)	1	5
Global Treasury	152	—	152	214
Investment Banking(1)	(7)	—	(7)	5

Profit before taxation	102	(44)	146	224

Corporate Banking continued to be significantly impacted by provisions for loan impairments, notwithstanding a reduction in the level of credit provisions from € 201 million in June 2009 to € 128 million in the current period. This represented a lower impairment charge of 1.14% of average loans, compared to 1.52% in June 2009. Corporate Banking incurred a € 44 million loss on the transfer of the first tranche of loans to NAMA, mainly in relation to interest rate swap break costs on transfer. Operating profit before provisions fell by 35% (excluding NAMA loss of € 44 million and currency factors of € 3 million) on the comparative period, principally impacted by higher funding costs associated with raising customer deposits and higher Government Guarantee costs. Lower average loan volumes further contributed to the fall in income, due to a combination of increased customer repayments and ongoing management efforts to de-risk the loan portfolio. Offsetting these negative impacts were increased average loan margins, as assets continued to re-price into the second half of 2009 and higher mark to market write downs in 2009 which did not recur in 2010. Loan volumes increased by 2% since December 2009 while customer deposits impacted by ongoing concerns relating to sovereign ratings decreased by 3% since 31 December 2009. Customer deposits were up 23% since June 2009, reflecting the strength and depth of the franchise across each of our markets. The core business continues to perform well across all jurisdictions and overall asset quality remains strong as management continue their focus on constantly monitoring the portfolio and engaging with customers as we emerge from a period of unprecedented economic stress.

Global Treasury reported a profit of € 152 million in the half-year. While profit was down on the comparative period, overall performance should be viewed in the context of an exceptional half-year to June 2009. Profit before taxation decreased by 29% or €62 million as income returned to more normal levels. While Wholesale Treasury was significantly impacted by lower income from cash management activities, income from strategic interest rate positioning was ahead of 2009 and bond portfolio income remained close to 2009 high levels. Higher funding costs, lower bond income on matured assets and lower amortised income contributed to the fall in income, though this was partially offset by increased income from asset realisations. Customer Treasury profits were up on the comparative period due to increased foreign exchange income in the Irish and UK markets as turnover and margins increased. Provisions for impairments of financial assets available for sale were also down on 2009. Concerns in relation to sovereign ratings have led to a year to date reduction in Treasury deposits, mainly from Non Bank Financial Institutions (“NBFIs”) and international corporates.

Investment Banking loss before taxation of € 7 million for the half-year to June 2010 has declined relative to half year to June 2009 profit of € 5 million.

Investment Banking performance was negatively impacted by lower corporate finance income, lower wealth management income and lower trading income. A number of high value corporate finance transactions executed in early 2009 were not replicated in the current period while trading income was impacted by the return of more volatile equity markets over the last number of months arising from uncertainty surrounding sovereign debt. Each of the investment banking units continued to realign their cost structures against a challenging background of lower asset values and revenue generation from investment banking products. Total costs decreased, arising from lower staff numbers and ongoing cost control.

(1)	Investment Banking mainly comprises Goodbody Stockbrokers(2), AIB Investment Managers Limited, Corporate Finance and AIB International Financial Services.
(2)	See note 42 on non-adjusting events after the reporting period.

Interim management report - Divisional commentary

Group

Group includes interest rate hedge volatility (hedge ineffectiveness and derivative volatility), unallocated costs of central services and AmCredit.

Group income statement	Half-year June 2010 € m	Half-year June 2009 € m
Net interest income	43	(5)
Other income	238	679

Total operating income	281	674
Personnel expenses	42	40
General and administrative expenses	33	18
Depreciation/amortisation	27	28
Total operating expenses	102	86

Operating profit	179	588
Provisions for impairment of loans and receivables	2	8
Profit on disposal of property	36	10
Construction contract income	—	1
Associated undertakings	—	1

Profit before taxation	213	592

Group reported a € 213 million profit before taxation for the half-year to June 2010 compared with € 592 million for the half-year to June 2009. The result for the half-year to June 2010 includes a gain of € 372 million on the capital exchange offering completed in March 2010, excluding which the loss was € 159 million. The comparative period to June 2009 included a capital exchange gain of € 623 million, excluding which the loss before taxation for the half-year to 30 June 2009 was € 31 million. The commentary which follows is prepared excluding these gains.

The trends in net interest income and other income in Group were impacted by the reclassification of income between headings in relation to interest rate hedging. Consequently, it is more meaningful to analyse the trend in total operating income. Total operating income decreased from € 51 million in the half-year to June 2009 to a loss of € 91 million in the half-year to June 2010. This decrease included an increase in the negative impact of interest rate hedge volatility (hedge ineffectiveness and derivative volatility), a decrease of € 52 million in the half-year to June 2010 compared with an increase of € 14 million in the half-year to June 2009. Total operating income also includes hedging losses in relation to foreign currency translation hedging (€ 2 million loss for the half-year to June 2010 compared to € 6 million profit for the half-year to June 2009).

Total operating expenses increased from € 86 million in the half-year June 2009 to € 102 million in the half-year to June 2010. Personnel expenses increased from € 40 million to € 42 million, mainly reflecting the cost of AIB resources to address NAMA transition requirements partially offset by lower pension costs following the retirement benefits amendment in 2009. General and administrative expenses increased from € 18 million in the half-year to June 2009 to € 33 million in the half-year to June 2010 reflecting professional fees (primarily legal and valuation) incurred in relation to NAMA transfers. Depreciation and amortisation expenses were in line with the half-year to June 2009.

Profit on disposal of property of € 36 million in the half-year to June 2010 includes profit on sale of 20 branches as part of the sale and leaseback programme.

Interim management report - Divisional commentary

Reconciliation of continuing and discontinued operations to segmental information - note 1.

Profit before taxation	Half-year June 2010 € m	Half-year June 2009 € m
AIB Bank ROI(1)	(2,678)	(1,523)
Capital Markets(2)	102	224
Group(3)	213	592

Total continuing operations(4)	(2,363)	(707)
Discontinued operations(5)	336	(165)

Total	(2,027)	(872)

Commentary on the continuing operations is on pages 24 to 28 and commentary on discontinued operations is on pages 15 and 16.

(1)	See page 24
(2)	See page 26
(3)	See page 28
(4)	See note 1 (pages 41 to 42)
(5)	See page 15 and note 1 (pages 41 to 42)

Interim financial statements - Basis of preparation

Reporting entity

Allied Irish Banks, p.l.c. (‘the parent company’) is a company domiciled in Ireland. The condensed consolidated interim financial statements for the six months ended 30 June 2010 comprise the parent company and its subsidiary undertakings, collectively referred to as the ‘Group’, and the Group’s interest in associated undertakings.

Accounting policies

The condensed consolidated interim financial statements (hereafter ‘Interim Financial Statements’) for the half-year ended 30 June 2010, which should be read in conjunction with the 2009 Annual Financial Report, have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by the European Union (“EU”). The financial statements comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of financial position, the condensed consolidated statement of cash flows, and the condensed consolidated statement of changes in equity together with the related notes.

There have been no significant changes to the accounting policies described on pages 35 to 56 in the 2009 20-F and the Related 6-K Report.

The preparation of the Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next period are in the areas of loan impairment and impairment of financial instruments; determination of the fair value of certain financial assets and financial liabilities; retirement benefit liabilities; impairment of goodwill; the recoverable value of disposal groups and non-current assets held for sale; and the recoverability of deferred taxation assets.

Comparative figures have been adjusted where necessary to conform with changes in presentation where additional analysis has been provided in the current year.

Critical estimates and assumptions adopted by the Group are set out on pages 32 to 34 of the 2009 20F and the Related 6-K Report. In addition, the policy on ‘Disposal groups and non-current assets held for sale, and discontinued operations’ set out below is now considered to be critical.

Disposal groups and non-current assets held for sale and discontinued operations

Disposal groups and non-current assets held for sale

A non-current asset or a disposal group comprising assets and liabilities is classified as held for sale if it is expected that its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset or disposal group.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to the income statement. The same applies to gains and losses on subsequent remeasurement. However, financial assets within the scope of IAS 39 continue to be measured in accordance with that standard. No reclassifications are made in respect of prior periods.

Impairment losses subsequent to classification of assets as held for sale are recognised in the income statement. Increases in fair value less costs to sell of assets that have been classified as held for sale are recognised in the income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognised in respect of the asset. Assets are not depreciated while they are classified as held for sale.

Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale. Discontinued operations are presented in the income statement (including comparatives) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any

Interim financial statements - Basis of preparation

post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operation. Corporate overhead, which was previously allocated to the business being disposed of, is considered to be part of continuing operations. In the statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separate from other assets and liabilities. On reclassification as discontinued operations, there in no restatement of prior periods for assets and liabilities.

Adoption of new accounting standards

The following amendments to standards have been adopted by the Group during the period ended 30 June 2010:

Amendment to IFRS 2—Share-based Payment Transaction—Group Cash-settled Share-based Payment Transactions

This amendment to IFRS 2 clarifies its scope and the accounting for group cash-settled share-based payments transactions in the separate or individual financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share based payment transaction.

The application of the revised standard did not have any impact on the Group’s consolidated interim financial statements.

IFRS 3 Revised—Business Combinations and amended IAS 27—Consolidated and Separate Financial Statements

The revisions to these standards apply prospectively and deal with: partial and step acquisitions; acquisition related costs; and the recognition and measurement of contingent consideration and transactions with non-controlling interests. The objective is to enable users of financial statements to evaluate the nature and financial effects of a business combination.

The application of the revised standard did not have any impact on the Group’s consolidated interim financial statements.

Amendments to IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged Items

This clarifies the application of existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship.

The application of the amendments did not have any impact on the Group’s consolidated interim financial statements.

IFRIC 17—Distribution of Non-Cash Assets to Owners

This amendment offers guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders.

The application of this IFRIC did not have any impact on the Group’s consolidated interim financial statements.

Going concern

The Group’s activities are subject to risk factors. The continued global financial crisis and the economic environments in the countries in which it operates have maintained the intensity of these risk factors. The Directors have reviewed the Group’s business and financial plan for 2010/2011 which incorporates its funding and capital plan and considered the critical assumptions underpinning same. They have also considered the measures introduced by the Irish Government to improve liquidity, including the Government Guarantees, the € 3.5 billion recapitalisation, AIB’s participation in NAMA, the Government’s acknowledgement of AIB’s systemic importance to the Irish economy and the Government’s continued stated support including the provision of additional capital if necessary. The financial statements continue to be prepared on a going concern basis, as the Directors are satisfied that the Group as a whole has access to the resources to continue in business for the foreseeable future.

Statement of compliance

The consolidated interim financial statements comply with International Accounting Standard 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by the European Union (“EU”).

Both the interim figures for the six months ended 30 June 2010 and the comparative amounts for the six months ended 30 June 2009 are unaudited. The summary financial statements for the year ended 31 December 2009 as presented in the Interim financial statements, represent an abbreviated version of the Group’s full accounts for that year, on which the independent auditors issued an unqualified audit report and which are not annexed to these Interim financial statements, have been filed in the Companies Registration Office. The financial information presented herein does not amount to statutory financial statements.

Interim financial statements - Basis of preparation

Prospective accounting changes

The following legislative changes and new accounting standards and amendments to standards approved by the IASB in 2009 (but not early adopted by the Group) will impact the Group’s financial reporting in future periods. If applicable they will be adopted in 2011.

The IASB issued ‘Improvements to IFRSs’ in April 2009 and May 2010, which comprise a collection of necessary but not urgent amendments to IFRSs. The earliest effective date for the application of the 2010 amendments is for annual periods beginning on or after 1 July 2010. These amendments are not expected to have a material impact on the Group.

The following amendments to standards will be applied in 2011:

Amendment to IAS 24—Related Party Disclosures

This amendment which was endorsed by the EU in July 2010, simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. It also provides a partial exemption from the disclosure requirements for government-related entities. This amendment will impact upon the disclosure of related party relationships, transactions and outstanding balances, including commitments in the financial statements of the Group. The Group will early apply the partial exemption for government related entities.

Amendment to IAS 32—Financial Instruments: Presentation-Classification of rights issues

The amendment states that if rights issues are issued by an entity pro rata to all existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The application of the amendment is not expected to have any impact on the Group.

Amendment to IFRIC 14—Prepayments of a Minimum Funding Requirement

The amendments correct an unintended consequence of IFRIC 14: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. Without the amendments, in some circumstances entities would not be permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The revision will allow such prepayments to be recorded as assets in the statement of financial position. This IFRIC is not expected to have a material impact on the Group.

IFRIC 19—Extinguishing Financial Liabilities with Equity Instruments

This IFRIC clarifies the requirements of International Financial Reporting Standards (IFRSs) when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The impact on the Group will be dependent on the nature of any future liability management actions undertaken by the Group.

The following standard will be effective in 2013 (subject to EU endorsement):

IFRS 9—Financial instruments

IFRS 9 is the first part of the IASB’s project to replace IAS 39. The new standard endeavours to enhance the ability of investors and other users of financial information to understand the accounting for financial assets and to reduce complexity. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing the many different rules in IAS 39.

The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Thus IFRS 9 aims to improve comparability and makes financial statements easier to understand for investors and other users.

The first phase of the IAS 39 project as described above has been finalised and awaits EU endorsement. Proposals addressing the second phase, the impairment methodology for financial assets were published for public comment at the beginning of November 2009, with an update on the project from the IASB expected in the latter half of 2010. Proposals on the third phase, on hedge accounting, continue to be developed.

The implications of phase 1 as well as the other 2 phases will be examined in due course.

Condensed consolidated income statement (unaudited) for the half-year ended 30 June 2010

	Notes		Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Continuing operations:
Interest and similar income	2		2,182	2,955	5,199
Interest expense and similar charges	3		1,331	1,665	2,796

Net interest income			851	1,290	2,403
Dividend income	4		1	2	4
Fee and commission income	5		258	283	556
Fee and commission expense	5		(55)	(67)	(155)
Net trading (loss)/income	6		(148)	32	(80)
Gain on redemption of subordinated liabilities and other capital instruments	7		372	623	623
Loss on disposal of financial instruments held for sale to NAMA	8		(956)	—	—
Other operating income	9		62	12	189
Other income			(466)	885	1,137

Total operating income			385	2,175	3,540
Administrative expenses	10		659	687	1,188
Impairment and amortisation of intangible assets			34	32	68
Depreciation of property, plant and equipment			24	27	52
Total operating expenses			717	746	1,308

Operating (loss)/profit before provisions			(332)	1,429	2,232
Provisions for impairment of loans and receivables	23		2,092	2,120	4,847
Provisions for liabilities and commitments			—	—	1
Amounts written off financial investments available for sale	12		3	22	24

Operating loss			(2,427)	(713)	(2,640)
Associated undertakings	27		27	(7)	(6)
Profit on disposal of property			37	12	21
Construction contract income			—	1	1

Loss before taxation from continuing operations			(2,363)	(707)	(2,624)
Income tax (income) from continuing operations	13		(329)	(97)	(358)

Loss after taxation from continuing operations			(2,034)	(610)	(2,266)

Discontinued operations:
Profit/(loss) after taxation from discontinued operations	14		303	(176)	(68)

Loss for the period			(1,731)	(786)	(2,334)

Attributable to:
Owners of the parent:
Loss from continuing operations			(2,034)	(630)	(2,286)
Profit/(loss) from discontinued operations			268	(199)	(127)

Loss for the period attributable to owners of the parent			(1,766)	(829)	(2,413)

Non-controlling interests:
Profit from continuing operations			—	20	20
Profit from discontinued operations			35	23	59

Profit for the period attributable to non-controlling interests			35	43	79

			(1,731)	(786)	(2,334)

Basic (loss)/earnings per share
Continuing operations	15	(a)	(188.6c )	(20.6c )	(200.9c )
Discontinued operations	15	(a)	24.9c	(22.6c )	(14.3c )
			(163.7c )	(43.2c )	(215.2c )
Diluted (loss)/earnings per share
Continuing operations	15	(b)	(188.6c )	(20.6c )	(200.9c )
Discontinued operations	15	(b)	24.9c	(22.6c )	(14.3c )
			(163.7c )	(43.2c )	(215.2c )

Condensed consolidated statement of comprehensive income (unaudited) for the half year ended 30 June 2010

	Notes	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Loss for the period		(1,731)	(786)	(2,334)
Other comprehensive income:
Continuing operations:
Exchange translation adjustments	35	222	28	15
Net change in cash flow hedges, net of tax	35	103	(56)	(65)
Net change in fair value of available for sale securities, net of tax	35	(246)	(114)	235
Net actuarial (losses)/gains in retirement benefit schemes, net of tax	11	(349)	(117)	174
Share of other comprehensive income of associates, net of tax		(12)	—	—
Reclassification of exchange translation adjustment on a foreign operation(1)		(152)	—	—
Other comprehensive income for the period, net of tax, from continuing operations		(434)	(259)	359

Discontinued operations:
Exchange translation adjustments	35	113	36	143
Net change in cash flow hedges, net of tax	35	1	5	4
Net change in fair value of available for sale securities, net of tax	35	(58)	37	3
Share of other comprehensive income of associates, net of tax		256	(81)	(40)
Other comprehensive income for the period, net of tax, from discontinued operations		312	(3)	110

Total comprehensive income for the period		(1,853)	(1,048)	(1,865)

Attributable to:
Owners of the parent:
Continuing operations		(2,468)	(889)	(1,927)
Discontinued operations		584	(190)	(40)
		(1,884)	(1,079)	(1,967)
Non-controlling interests
Continuing operations		—	20	20
Discontinued operations		31	11	82
		31	31	102

(1)	Reclassification of realised exchange translation adjustment to revenue reserves arising from an internal reorganisation.

Condensed consolidated statement of financial position (unaudited) as at 30 June 2010

	Notes	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m
Assets
Cash and balances at central banks		2,619	4,382	2,084
Items in course of collection		162	251	388
Financial assets held for sale to NAMA	17	12,446	19,212	—
Disposal groups and non-current assets held for sale	18	39,870	50	36
Trading portfolio financial assets	19	49	296	324
Derivative financial instruments	20	5,992	6,071	5,736
Loans and receivables to banks	21	4,504	9,093	4,954
Loans and receivables to customers	22	77,608	103,341	129,031
Financial investments available for sale	24	22,832	25,336	30,156
Financial investments held to maturity	25	—	1,586	1,471
Interests in associated undertakings	27	289	1,641	1,675
Intangible assets and goodwill		250	782	748
Property, plant and equipment		320	536	572
Other assets		820	456	1,199
Current taxation		55	57	48
Deferred taxation	28	925	583	359
Prepayments and accrued income		454	641	759

Total assets		169,195	174,314	179,540

Liabilities
Deposits by banks	29	32,043	33,333	44,987
Customer accounts	30	59,830	83,953	82,710
Financial liabilities held for sale to NAMA	17	—	3	—
Disposal groups classified as held for sale	18	25,765	—	—
Trading portfolio financial liabilities		—	23	110
Derivative financial instruments	20	5,878	5,520	5,356
Debt securities in issue	31	27,965	30,654	24,453
Current taxation		36	65	38
Deferred taxation	28	—	—	2
Other liabilities		1,807	3,025	2,855
Accruals and deferred income		951	1,027	888
Retirement benefit liabilities	11	943	714	1,263
Provisions for liabilities and commitments		42	76	86
Subordinated liabilities and other capital instruments	32	4,469	4,586	4,683

Total liabilities		159,729	162,979	167,431

Shareholders’ equity
Share capital	33	392	329	329
Share premium	33	4,912	4,975	4,975
Other equity interests	33	389	389	389
Reserves		748	935	592
Profit and loss account		2,389	4,081	5,268
Shareholders’ equity		8,830	10,709	11,553
Non-controlling interests in subsidiaries	34	636	626	556

Total shareholders’ equity including non-controlling interests		9,466	11,335	12,109

Total liabilities, shareholders’ equity and non-controlling interests		169,195	174,314	179,540

Condensed consolidated statement of cash flows (unaudited) for the half-year ended 30 June 2010

	Notes	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Reconciliation of loss before taxation to net cash inflow from operating activities
Loss for the period from continuing operations before taxation		(2,363)	(707)	(2,624)
Adjustments for:
Gain on redemption of subordinated liabilities and other capital instruments	7	(372)	(623)	(623)
Construction contract income		—	(1)	(1)
Profit on disposal of property, plant and equipment		(37)	(12)	(21)
Dividend income		(1)	(2)	(8)
Associated undertakings	27	(27)	7	6
Provisions for impairment of loans and receivables	23	2,092	2,120	4,847
Loss on disposal of financial instruments held for sale to NAMA	8	956	—	—
Provisions for liabilities and commitments		—	—	1
Amounts written off financial investments available for sale	12	3	22	24
(Decrease)/increase in other provisions		—	(3)	3
Depreciation, amortisation and impairment		58	59	120
Interest on subordinated liabilities and other capital instruments		178	123	275
Profit on disposal of financial investments available for sale	9	(68)	(6)	(174)
Share based payment		—	(2)	(3)
Amortisation of premiums and discounts		(24)	(9)	(15)
Decrease in prepayments and accrued income		39	262	339
Increase/(decrease) in accruals and deferred income		96	(461)	(396)

		530	767	1,750

Net (decrease)/increase in deposits by banks		(1,963)	19,216	7,530
Net decrease in customer accounts		(4,317)	(8,450)	(10,008)
Net decrease in loans and receivables to customers(1)		2,338	531	3,201
Net (increase)/decrease in loans and receivables to banks		(1,465)	25	(532)
Net (increase)/decrease in trading portfolio financial assets/liabilities		(25)	44	37
Net decrease in derivative financial instruments		145	633	211
Net increase in items in course of collection		(35)	(33)	(42)
Net decrease in debt securities in issue		(4,321)	(13,884)	(7,199)
Net decrease in notes in circulation		38	45	12
Net (increase)/decrease in other assets		(586)	(450)	136
Net (decrease)/increase in other liabilities		(614)	361	900
Effect of exchange translation and other adjustments		2,342	(3,628)	(697)

Net cash outflow from operating assets and liabilities		(8,463)	(5,590)	(6,451)

Net cash outflow from operating activities before taxation		(7,933)	(4,823)	(4,701)
Taxation paid		(38)	(17)	(9)

Net cash outflow from operating activities		(7,971)	(4,840)	(4,710)
Investing activities (note a)		2,271	(824)	4,459
Financing activities (note b)		(243)	3,253	3,180
Net cash from discontinued operations	39	—	666	530

(Decrease)/increase in cash and cash equivalents		(5,943)	(1,745)	3,459
Opening cash and cash equivalents		12,067	8,522	8,522
Reclassified to disposal groups and non-current assets held for sale		(1,866)	—	—
Effect of exchange translation adjustments		463	83	86

Closing cash and cash equivalents(2)		4,721	6,860	12,067

Condensed consolidated statement of cash flows (unaudited) for the half-year ended 30 June 2010

(a) Investing activities	Notes	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Purchase of financial investments available for sale		(2,936)	(3,205)	(3,803)
Proceeds from sales and maturity of financial investments available for sale		5,166	2,425	8,336
Additions to property, plant and equipment		(11)	(29)	(49)
Disposal of property, plant and equipment		66	20	38
Additions to intangible assets		(15)	(37)	(71)
Dividends received from associated undertakings		1	2	8

Cash flows from investing activities		2,271	(824)	4,459

(b) Financing activities
Issue of 2009 preference shares	33	—	3,467	3,467
Cost of redemption of capital instruments	7	(5)	(7)	(8)
Interest paid on subordinated liabilities and other capital instruments		(238)	(143)	(215)
Dividends paid on other equity interests		—	(44)	(44)
Dividends paid to non-controlling interests		—	(20)	(20)

Cash flows from financing activities		(243)	3,253	3,180

(1)	Net decrease in loans and receivables to customers includes financial assets held for sale to NAMA.
(2)

The June 2009 and December 2009 consolidated statements of financial position have not been restated to reclassify cash and cash equivalents within disposal groups of discontinued operations. The closing amounts are as per the previously published 2009 Half-yearly Financial Report and 2009 20-F and the Related 6-K Report, respectively. The closing cash and cash equivalents at June 2010 relate to cash and cash equivalents in continuing operations only.

Condensed Consolidated statement of changes in equity (unaudited)

	Attributable to equity holders of parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Non- controlling interests € m	Total € m
2010
At 1 January 2010	329	4,975	389	683	33	(259)	478	5,103	(644)	(462)	84	10,709	626	11,335
Total comprehensive income for the period	—	—	—	—	—	(291)	104	(2,278)	581	—	—	(1,884)	31	(1,853)
Issue of ordinary shares	63	(63)	—	—	—	—	—	—	—	—	—	—	—	—
Dividends on other equity interests	—	—	—	—	—	—	—	—	—	—	—	—	(21)	(21)
Share based payments	—	—	—	—	—	—	—	—	—	—	3	3	—	3
Other movements	—	—	—	—	—	—	—	2	—	—	—	2	—	2

At 30 June 2010	392	4,912	389	683	33	(550)	582	2,827	(63)	(462)	87	8,830	636	9,466

Of which discontinued operations	—	—	—	430	2	(68)	31	1,171	65	—	58	1,689	447	2,136

2009
At 1 January 2009 as reported	294	1,693	497	683	33	(556)	538	6,882	(745)	(462)	81	8,938	1,344	10,282
Change in accounting policy	—	—	—	—	—	—	—	31	—	—	—	31	—	31

As restated	294	1,693	497	683	33	(556)	538	6,913	(745)	(462)	81	8,969	1,344	10,313
Total comprehensive income for the period	—	—	—	—	—	(56)	(50)	(1,031)	58	—	—	(1,079)	31	(1,048)
Issue of 2009 Preference Shares	35	3,282	150	—	—	—	—	—	—	—	—	3,467	—	3,467
Dividends on other equity interests	—	—	—	—	—	—	—	(44)	—	—	—	(44)	(20)	(64)
Share based payments	—	—	—	—	—	—	—	4	—	—	3	7	1	8
Redemption of capital instruments (note 7)	—	—	(258)	—	—	—	—	492	—	—	—	234	(801)	(567)
Other movements	—	—	—	—	—	—	—	(1)	—	—	—	(1)	1	—

At 30 June 2009	329	4,975	389	683	33	(612)	488	6,333	(687)	(462)	84	11,553	556	12,109

Condensed Consolidated statement of changes in equity (unaudited)

	Attributable to equity holders of parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Non- controlling interests € m	Total € m
2009
At 1 January 2009 as reported	294	1,693	497	683	33	(556)	538	6,882	(745)	(462)	81	8,938	1,344	10,282
Change in accounting policy	—	—	—	—	—	—	—	31	—	—	—	31	—	31

As restated	294	1,693	497	683	33	(556)	538	6,913	(745)	(462)	81	8,969	1,344	10,313
Total comprehensive income for the period	—	—	—	—	—	297	(60)	(2,305)	101	—	—	(1,967)	102	(1,865)
Issue of 2009 Preference Shares	35	3,282	150	—	—	—	—	—	—	—	—	3,467	—	3,467
Dividends on other equity interests	—	—	—	—	—	—	—	(44)	—	—	—	(44)	(20)	(64)
Share based payments	—	—	—	—	—	—	—	4	—	—	5	9	—	9
Redemption of capital instruments (note 7)	—	—	(258)	—	—	—	—	538	—	—	—	280	(801)	(521)
Net movement in own shares	—	—	—	—	—	—	—	(2)	—	—	—	(2)	—	(2)
Other movements	—	—	—	—	—	—	—	(1)	—	—	(2)	(3)	1	(2)

At 31 December 2009	329	4,975	389	683	33	(259)	478	5,103	(644)	(462)	84	10,709	626	11,335

Notes to the Interim financial statements

1 Segmental information

For management and reporting purposes, the activities of AIB Group are organised into four operating divisions supported by Group, which includes Operations and Technology. The Group Executive Committee as chief operating decision maker relies primarily on the management accounts to assess the performance of the segments and make decisions about resource allocations. The chief operating decision maker continues to review segmental performance on the same basis as heretofore, even though certain businesses are now held for sale.

AIB Bank ROI: Retail and commercial banking operations in the Republic of Ireland, Channel Islands and the Isle of Man, AIB Finance and Leasing, AIB Card Services, Wealth Management and its share of Aviva Life Holdings Ireland Limited, AIB’s venture with Aviva Group Ireland plc.

Capital Markets: AIB’s corporate banking, treasury and investment banking operations principally in Ireland, Britain, Poland and the US, together with offices in Frankfurt, Paris, Luxembourg, Budapest, Zurich, Toronto and Sydney.

AIB Bank UK: Retail and commercial banking operations in Britain (operating under the trading name Allied Irish Bank (GB)) and in Northern Ireland (operating under the trading name First Trust Bank).

Central and Eastern Europe (“CEE”): This division comprises: Bank Zachodni WBK S.A. (“BZWBK”), in which AIB has a 70.4% shareholding, together with its subsidiaries and associates which operate in Poland; Bulgarian American Credit Bank AD (“BACB”), a specialist provider of secured finance to small and medium sized companies in Bulgaria, in which AIB has a 49.99% shareholding; and AmCredit, which is a mortgage business in Lithuania, Latvia and Estonia.

Group: Includes interest rate hedge volatility (hedge ineffectiveness and derivative volatility), hedging in relation to the translation of foreign locations’ profit, unallocated costs of central services, AIB’s share of 22.7% in M&T Bank Corporation (“M&T”) and profit on disposal of property.

Discontinued operations

On 30 March 2010, AIB Group announced that AIB Group (UK), BZWBK and M&T were available for sale. Subsequently, BACB was also included in the investments to be disposed of. These discontinued operations are included in the following business segments as follows:

AIB Group (UK)—this discontinued operation is identified separately as AIB Bank UK.

BZWBK—is largely included in CEE division with BZWBK Wholesale Treasury and Capital Markets’ share of certain Investment Banking subsidiaries results included in Capital Markets.

BACB—BACB is included in associated undertakings in CEE division.

M&T—M&T is included in associated undertakings in Group division.

Certain costs that are reallocated between continuing and discontinued activities are reflected in the business division to which the service is provided.

Notes to the Interim financial statements—(Continued)

	30 June 2010						Analysed as to:
1 Segmental information (continued)	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m	Continuing operations € m	Discontinued operations € m
Operations by business segments
Net interest income	463	330	175	232	42	1,242	851	391
Other income(1)	(765)	114	39	164	240	(208)	(466)	258

Total operating income	(302)	444	214	396	282	1,034	385	649
Administrative expenses	418	172	108	192	65	955	659	296
Impairment and amortisation of intangible assets	10	6	—	3	17	36	34	2
Depreciation of property, plant and equipment	12	3	2	4	9	30	24	6
Total operating expenses	440	181	110	199	91	1,021	717	304

Operating (loss)/profit before provisions	(742)	263	104	197	191	13	(332)	345
Provisions for impairment of loans and receivables	1,962	128	169	56	—	2,315	2,092	223
Provisions for liabilities and commitments	—	—	—	(1)	—	(1)	—	(1)
Amounts written off financial investments available for sale	2	1	—	—	—	3	3	—
Total provisions	1,964	129	169	55	—	2,317	2,095	222

Operating (loss)/profit	(2,706)	134	(65)	142	191	(2,304)	(2,427)	123
Associated undertakings	28	—	1	(27)	237	239	27	212
Profit on disposal of property	1	—	—	—	37	38	37	1

(Loss)/profit before taxation	(2,677)	134	(64)	115	465	(2,027)	(2,363)	336

Other amounts
Financial assets held for sale to NAMA	12,121	325	365	—	—	12,811	12,446	365
Loans and receivables to customers	55,016	22,292	19,514	8,281	321	105,424	77,608	27,816
Interests in associated undertakings	289	—	6	51	1,750	2,096	289	1,807
Total assets	72,354	56,182	23,447	12,405	4,807	169,195	129,485	39,710
Customer accounts	39,591	20,450	12,993	9,848	—	82,882	59,830	23,052
Total liabilities(2)	46,652	83,061	14,620	11,038	4,358	159,729	134,021	25,708
Ordinary shareholders’ equity	2,156	1,516	927	448	44	5,091
Capital expenditure	9	2	1	5	13	30	24	6
Impairment/(reversal of impairment) of associated undertakings	—	—	—	28	(213)	(185)	—	(185)

Notes to the Interim financial statements—(Continued)

	30 June 2009						Analysed as to:
1 Segmental information (continued)	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m	Continuing operations € m	Discontinued operations € m
Operations by business segments
Net interest income	706	579	242	167	(3)	1,691	1,290	401
Other income(1)	160	89	39	150	652	1,090	885	205

Total operating income	866	668	281	317	649	2,781	2,175	606
Administrative expenses	449	185	121	167	46	968	687	281
Impairment and amortisation of intangible assets	10	5	—	4	16	35	32	3
Depreciation of property, plant and equipment	13	3	4	10	10	40	27	13
Total operating expenses	472	193	125	181	72	1,043	746	297

Operating profit before provisions	394	475	156	136	577	1,738	1,429	309
Provisions for impairment of loans and receivables	1,911	201	188	73	—	2,373	2,120	253
Provisions for liabilities and commitments	—	—	—	1	—	1	—	1
Amounts written off financial investments available for sale	—	22	—	—	—	22	22	—
Total provisions	1,911	223	188	74	—	2,396	2,142	254

Operating (loss)/profit	(1,517)	252	(32)	62	577	(658)	(713)	55
Associated undertakings	(7)	—	1	(40)	(181)	(227)	(7)	(220)
Profit on disposal of property	2	—	—	—	10	12	12	—
Construction contract income	—	—	—	—	1	1	1	—

(Loss)/profit before taxation	(1,522)	252	(31)	22	407	(872)	(707)	(165)

Other amounts(4)
Loans and receivables to customers	74,213	24,990	21,358	8,183	287	129,031	129,031	—
Interests in associated undertakings	277	—	3	142	1,253	1,675	1,675	—
Total assets	80,854	56,369	24,944	11,864	5,509	179,540	179,540	—
Customer accounts	40,444	20,768	12,210	9,288	—	82,710	82,710	—
Total liabilities(2)	49,030	85,993	13,776	11,881	6,751	167,431	167,431	—
Ordinary shareholders’ equity	3,673	2,116	1,332	595	98	7,814	7,814	—
Capital expenditure	32	8	2	8	26	76	76	—
Impairment of associated undertakings	—	—	—	45	200	245	—	245
Other significant non-cash expenses(3)	(1)	—	2	1	(1)	1	1	—

Notes to the Interim financial statements—(Continued)

	31 December 2009						Analysed as to:
1 Segmental information (continued)	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m	Continuing operations € m	Discontinued operations € m
Operations by business segments
Net interest income	1,400	1,007	474	378	(26)	3,233	2,403	830
Other income(1)	331	252	102	306	635	1,626	1,137	489

Total operating income	1,731	1,259	576	684	609	4,859	3,540	1,319
Administrative expenses	804	326	191	344	76	1,741	1,188	553
Impairment and amortisation of intangible assets	18	10	1	10	38	77	68	9
Depreciation of property, plant and equipment	28	7	6	21	17	79	52	27
Total operating expenses	850	343	198	375	131	1,897	1,308	589

Operating profit before provisions	881	916	378	309	478	2,962	2,232	730
Provisions for impairment of loans and receivables	4,473	361	395	126	—	5,355	4,847	508
Provisions for liabilities and commitments	—	—	—	1	—	1	1	—
Amounts written off financial investments available for sale	—	24	—	—	—	24	24	—
Total provisions	4,473	385	395	127	—	5,380	4,872	508

Operating (loss)/profit	(3,592)	531	(17)	182	478	(2,418)	(2,640)	222
Associated undertakings	(4)	—	1	(103)	(156)	(262)	(6)	(256)
Profit on disposal of property	2	—	—	—	21	23	21	2
Construction contract income	—	—	—	—	1	1	1	—

(Loss)/profit before taxation	(3,594)	531	(16)	79	344	(2,656)	(2,624)	(32)

Other amounts(4)
Financial assets held for sale to NAMA	15,466	675	3,071	—	—	19,212	19,212	—
Loans and receivables to customers	56,029	21,958	16,607	8,460	287	103,341	103,341	—
Interests in associated undertakings	277	—	4	78	1,282	1,641	1,641	—
Total assets	76,775	57,967	23,507	12,348	3,717	174,314	174,314	—
Customer accounts	39,666	22,702	11,614	9,971	—	83,953	83,953	—
Total liabilities(2)	47,069	87,780	12,994	10,459	4,677	162,979	162,979	—
Ordinary shareholders’ equity	3,125	1,977	1,193	592	83	6,970	6,970	—
Capital expenditure	53	11	3	21	56	144	144	—
Impairment of associated undertakings	—	—	—	108	200	308	—	308
Other significant non-cash expenses(3)	(1)	—	2	1	(1)	1	1	—

Notes to the Interim financial statements—(Continued)

	30 June 2010
1 Segmental information (continued)	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Operations by geographical segments(5)
Net interest income	784	212	215	26	5	1,242
Other income(6)	(499)	42	216	25	8	(208)

Total operating income	285	254	431	51	13	1,034
Administrative expenses	602	139	196	8	10	955
Impairment and amortisation of intangible assets	32	1	2	—	1	36
Depreciation of property, plant and equipment	24	1	4	1	—	30
Total operating expenses	658	141	202	9	11	1,021

Operating (loss)/profit before provisions	(373)	113	229	42	2	13
Provisions for impairment of loans and receivables	2,042	201	55	17	—	2,315
Provisions for liabilities and commitments	—	—	(1)	—	—	(1)
Amounts written off financial investments available for sale	4	(1)	—	—	—	3

Operating (loss)/profit	(2,419)	(87)	175	25	2	(2,304)
Associated undertakings	28	1	—	237	(27)	239
Profit on disposal of property	37	1	—	—	—	38

(Loss)/profit before taxation	(2,354)	(85)	175	262	(25)	(2,027)

Other amounts
Financial assets held for sale to NAMA	12,308	465	—	38	—	12,811
Loans and receivables to customers	68,893	24,755	8,215	2,815	746	105,424
Interests in associated undertakings	289	6	18	1,750	33	2,096
Non-current assets(7)	559	53	641	1	2	1,256
Total assets	115,155	33,612	13,929	5,580	919	169,195
Customer accounts	49,921	19,177	9,866	3,881	37	82,882
Total liabilities(2)	116,922	22,805	11,598	8,269	135	159,729
Ordinary shareholders’ equity	2,306	772	926	1,087	—	5,091
Capital expenditure	24	1	5	—	—	30

Notes to the Interim financial statements—(Continued)

	30 June 2009
1 Segmental information (continued)	Republic of Ireland(5) € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Operations by geographical segments(5)
Net interest income	1,138	331	160	45	17	1,691
Other income(6)	795	75	190	23	7	1,090

Total operating income	1,933	406	350	68	24	2,781
Administrative expenses	605	163	180	11	9	968
Amortisation of intangible assets	30	1	3	—	1	35
Depreciation of property, plant and equipment	26	4	10	—	—	40
Total operating expenses	661	168	193	11	10	1,043

Operating profit before provisions	1,272	238	157	57	14	1,738
Provisions for impairment of loans and receivables	2,021	274	65	2	11	2,373
Provisions for liabilities and commitments	—	—	1	—	—	1
Amounts written off financial investments available for sale	6	5	—	11	—	22

Operating (loss)/profit	(755)	(41)	91	44	3	(658)
Associated undertakings	(7)	1	(1)	(181)	(39)	(227)
Profit on disposal of property	12	—	—	—	—	12
Construction contract income	1	—	—	—	—	1

(Loss)/profit before taxation	(749)	(40)	90	(137)	(36)	(872)

Other amounts
Loans and receivables to customers	89,344	27,302	8,106	2,953	1,326	129,031
Interests in associated undertakings	277	3	18	1,253	124	1,675
Non current assets(7)	665	60	589	1	5	1,320
Total assets	125,899	33,680	13,497	4,973	1,491	179,540
Customer accounts	54,172	16,723	9,334	2,202	279	82,710
Total liabilities(2)	123,181	21,136	11,449	11,154	511	167,431
Ordinary shareholders’ equity	4,520	2,116	706	461	11	7,814
Capital expenditure	66	2	8	—	—	76

Notes to the Interim financial statements—(Continued)

	31 December 2009
1 Segmental information (continued)	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Operations by geographical segments(5)
Net interest income	2,258	502	361	83	29	3,233
Other income(6)	1,075	123	394	35	(1)	1,626

Total operating income	3,333	625	755	118	28	4,859
Administrative expenses	1,080	259	360	21	21	1,741
Impairment and amortisation of intangible assets	65	2	8	—	2	77
Depreciation of property, plant and equipment	50	7	21	1	—	79
Total operating expenses	1,195	268	389	22	23	1,897

Operating profit before provisions	2,138	357	366	96	5	2,962
Provisions for impairment of loans and receivables	4,668	530	113	10	34	5,355
Provisions for liabilities and commitments	—	—	—	—	1	1
Amounts written off financial investments available for sale	8	6	—	10	—	24

Operating (loss)/profit	(2,538)	(179)	253	76	(30)	(2,418)
Associated undertakings	(6)	3	—	(156)	(103)	(262)
Profit on disposal of property	21	2	—	—	—	23
Construction contract income	1	—	—	—	—	1

(Loss)/profit before taxation	(2,522)	(174)	253	(80)	(133)	(2,656)

Other amounts
Financial assets held for sale to NAMA	15,661	3,521	—	30	—	19,212
Loans and receivables to customers	69,911	21,448	8,390	2,520	1,072	103,341
Interests in associated undertakings	276	5	18	1,282	60	1,641
Non current assets(7)	624	51	638	1	3	1,318
Total assets	122,164	32,112	14,129	4,739	1,170	174,314
Customer accounts	52,010	17,250	9,976	4,073	644	83,953
Total liabilities(2)	115,022	20,578	11,877	14,682	820	162,979
Ordinary shareholders’ equity	3,321	2,117	833	699	—	6,970
Capital expenditure	119	3	22	—	—	144

(1)	Loss on disposal of financial assets to NAMA is recorded within AIB Bank ROI and the gain on redemption of subordinated liabilities is recorded within the Group division.
(2)

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of total liabilities.

(3)	Comprises share based payments (income)/expense.
(4)	Statement of financial position has not been represented for prior periods in accordance with IFRS 5.
(5)	The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.
(6)	Loss on disposal of financial assets to NAMA and the gain on redemption of subordinated liabilities are recorded within the Republic of Ireland.
(7)	Non current assets comprise intangible assets and goodwill; and property, plant and equipment.

Notes to the Interim financial statements—(Continued)

2 Interest and similar income	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Interest on loans and receivables to customers	1,840	2,450	4,284
Interest on loans and receivables to banks	30	48	80
Interest on trading portfolio financial assets	1	1	3
Interest on financial investments available for sale	311	456	832

	2,182	2,955	5,199

Interest income for the period up to 30 June 2010 includes a credit of € 411 million (30 June 2009: a credit of € 226 million; 31 December 2009: a credit of € 597 million) removed from equity in respect of cash flow hedges.

3 Interest expense and similar charges	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Interest on deposits by banks	129	304	459
Interest on customer accounts	660	789	1,295
Interest on debt securities in issue	364	449	767
Interest on subordinated liabilities and other capital instruments	178	123	275

	1,331	1,665	2,796

Interest expense for the period up to 30 June 2010 includes a charge of € 130 million (30 June 2009: a charge of € 44 million; 31 December 2009: a charge of € 117 million) removed from equity in respect of cash flow hedges. Included within interest expense is € 93 million (2009: Nil) in respect of the Irish Government’s Eligible Liabilities Guarantee (“ELG”) Scheme.

4 Dividend income

The dividend income relates to income from equity shares held as financial investments available for sale.

5 Net fee and commission income	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Retail banking customer fees	151	158	314
Credit related fees	48	52	103
Asset management and investment banking fees	38	44	82
Brokerage fees	9	15	29
Insurance commissions	12	14	28
Fee and commission income	258	283	556

Irish Government Guarantee Scheme expense(1)	(37)	(49)	(120)
Other fee and commission expense	(18)	(18)	(35)
Fee and commission expense	(55)	(67)	(155)

	203	216	401

(1)	This represents the charge in respect of the Credit Institutions (Financial Support) (“CIFS”) Scheme.

Notes to the Interim financial statements—(Continued)

6 Net trading (loss)/income	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Foreign exchange contracts	12	(25)	(16)
Debt securities and interest rate contracts	(151)	93	1
Credit derivative contracts	(8)	(37)	(65)
Equity securities and index contracts	(1)	1	—

	(148)	32	(80)

The total hedging ineffectiveness on cash flow hedges reflected in the income statement amounted to a credit of € 6 million (30 June 2009: a credit of € 52 million; 31 December 2009: a credit of € 27 million) and is included in net trading income.

7 Gain on redemption of subordinated liabilities and other capital instruments

As part of the Group’s continuing initiatives to raise additional core tier 1 capital, on 29 March 2010, the Group completed the exchange of lower tier 2 capital instruments for new lower tier 2 capital qualifying securities. This involved the issue of euro, dollar and sterling subordinated capital instruments in exchange for the securities outlined below. The fair value of the instruments issued was at a premium to their par value and, in accordance with IAS 39, will be amortised to the income statement over the lives of the notes. This exchange of debt, accounted for under IAS 39, meets the requirements to be treated as an extinguishment of the original instruments. These instruments were exchanged at discounts ranging from 9% to 26%. It resulted in a total gain of € 372 million (€ 372 million after taxation) all of which is recorded in the income statement. The table below sets out the carrying values of each instrument tendered for exchange, and the consideration given including costs, to arrive at the gain on redemption.

	Percentage Exchanged	Half-year June 2010 € m
Instruments exchanged:
€ 400m Floating Rate Notes due March 2015	53%	212
€ 500m Callable Step-up Floating Rate Notes due October 2017	66%	332
US$ 400m Floating Rate Notes due July 2015	55%	164
Stg£ 700m Callable Fixed/Floating Rate Notes due July 2023	78%	609
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025	96%	535
Stg£ 350m Callable Fixed/Floating Rate Notes due November 2030	92%	360

Total carrying value of instruments exchanged		2,212

Instruments issued including costs:
€ 419m 10.75% Subordinated Notes due March 2017		437
US$ 177m 10.75% Subordinated Notes due March 2017		136
Stg£ 1,096m 11.50% Subordinated Notes due March 2022		1,262
Costs		5

Total consideration including costs		1,840

Gain on redemption of subordinated liabilities		372

The subordinated liabilities and other capital instruments of the Group are set out in notes 32 and 33.

Notes to the Interim financial statements—(Continued)

7 Gain on redemption of subordinated liabilities and other capital instruments (continued)

The Group completed the exchange of non-core tier 1 and upper tier 2 capital instruments for a lower tier 2 issue on 25 June 2009. This involved the redemption of the securities outlined below at a discount to their nominal value or issue price, but at a premium to their trading range. The consideration for the redemption was the issue of euro and sterling subordinated capital instruments. This exchange of debt is accounted for under IAS 39 and meets the requirements to be treated as an extinguishment of the original instruments. It resulted in a total gain of € 1,161 million (€ 1,161 million after taxation) with € 623 million being recorded in the income statement and a gain of € 538 million being recorded directly in equity. The gain recorded in the income statement relates to those instruments which were held as liabilities on the statement of financial position as ‘Subordinated liabilities and other capital instruments’ whilst the gain recorded directly in equity refers to instruments recorded under ‘Shareholders’ equity’. The tables below set out the carrying values of each instrument tendered for exchange, the consideration given and costs arising, to arrive at the gain on redemption.

	Percentage Exchanged	Half-year ended June 2009 and year ended December 2009 € m
Instruments exchanged:
Subordinated liabilities and other capital instruments
€ 200m Fixed Rate Perpetual Subordinated Notes	73%	146
Stg£ 400m Perpetual Callable Step-Up Subordinated Notes	85%	400
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	90%	366
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	81%	403
Shareholders’ equity and non-controlling interest
€ 500m 7.5 per cent Step-up Callable Perpetual Reserve Capital Instrument (“RCI”)	52%	258
€ 1bn Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (“LPI”)	81%	801

Total carrying value of instruments exchanged		2,374

Instruments issued including costs:
€ 869m 12.5 per cent subordinated notes due 25 June 2019		802
Stg£ 368m 12.5 per cent subordinated notes due 25 June 2019		403
Costs		8

Total consideration including costs		1,213

Gain on redemption of subordinated liabilities and other capital instruments		1,161

In 2009, the subordinated liabilities and other capital instruments were exchanged at discounts ranging from 33% to 50%. The gain relating to the subordinated liabilities recognised in the income statement amounted to € 623 million (€ 623 million after taxation). The gain in relation to the redemption of the RCI and LPI amounted to € 538 million (€ 538 million after taxation) and this has been recognised directly in equity.

Notes to the Interim financial statements—(Continued)

8 Loss on disposal of financial instruments held for sale to NAMA

At 31 December 2009, certain financial assets and financial liabilities (mainly loans and receivables) were classified as held for sale to NAMA. On 6 April 2010, the first tranche of these financial instruments transferred to NAMA. Of the consideration received, 95% comprised Government Guaranteed Floating Rate Notes, with the remaining 5% comprising Floating Rate Perpetual Subordinated Bonds. Both the floating rate notes and the subordinated bonds were initially and subsequently recorded at fair value within the statement of financial position caption financial investments available for sale. A loss arose on disposal, due to NAMA acquiring these instruments at a discount to their carrying value. The loss on disposal of the financial assets and financial liabilities to NAMA is recorded within other income in the consolidated income statement.

The table below sets out the loss on disposal of financial instruments to NAMA.

	30 June 2010 € m
Carrying value of financial instruments transferred(1)	2,800
Fair value of consideration received	1,844

Loss	(956	)(2)(3)

(1)	Net of specific provisions of € 544 million and IBNR provisions of € 80 million.
(2)	The amounts above do not include the loss of € 7 million relating to AIB Group (UK) which is now classified as a discontinued operation, see note 14.
(3)	External costs relating to the transfer of financial instruments to NAMA amounted to € 14 million (December 2009: € 11 million) and have been included in administrative expenses (note 10).

9 Other operating income	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Profit on disposal of available for sale debt securities	57	3	167
Profit on disposal of available for sale equity securities	11	3	7
Miscellaneous operating income	(6)	6	15

	62	12	189

10 Administrative expenses	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Personnel expenses:
Wages & salaries	352	374	718
Share-based payment schemes	—	(2)	(3)
Retirement benefits	47	68	(25)
Social security costs	37	40	75
Other personnel expenses	7	2	2
	443	482	767
General and administrative expenses(1)	216	205	421

	659	687	1,188

(1)	Includes external costs relating to the transfer of financial instruments to NAMA that amounted to € 14 million (June 2009: Nil; December 2009: € 11 million).

Notes to the Interim financial statements—(Continued)

11 Retirement benefits

The Group’s accounting policy for retirement benefit obligations is set out on page 41 and the demographic and financial assumptions are set out in note 11 to the consolidated financial statements of the 2009 20F and the related 6-K Report.

The Group’s pension deficit as at 30 June 2010 was € 943 million (31 December 2009: € 714 million; 30 June 2009: € 1,263 million). The net recognised deficit comprised retirement benefit liabilities of € 4,136 million (31 December 2009: € 3,653 million; 30 June 2009: € 3,832 million) and assets of € 3,193 million (31 December 2009: € 2,939 million; 30 June 2009: € 2,569 million).

(a) Change in pension scheme assumptions

The following table summarises the main financial assumptions used in the preparation of these accounts in respect of the Irish and UK schemes.

Financial assumptions	Half-year 30 June 2010%	Half-year 30 June 2009%	Year 31 December 2009%
Irish scheme
Rate of increase in salaries	3.10	4.00	3.50
Rate of increase of pensions in payment	2.00	2.00	2.00
Discount rate	5.20	5.90	6.00
Inflation assumptions	2.00	2.00	2.00
UK scheme
Rate of increase in salaries	3.40	4.00	4.25
Rate of increase of pensions in payment	3.20	3.25	3.50
Discount rate	5.40	6.25	5.70
Inflation assumptions (RPI)	3.20	3.25	3.50

The other financial assumptions, including mortality assumptions, are unchanged since 31 December 2009.

(b) Actuarial gains and losses recognised in the condensed consolidated statement of comprehensive income

The following table sets out the components of the actuarial gains and losses for half-years ended 30 June 2010 and 2009, and the year ended 31 December 2009.

Analysis of the amount recognised in the condensed consolidated statement of comprehensive income	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Actual return less expected return on pension scheme assets	(63)	(98)	150
Experience gains and losses on scheme liabilities	18	36	122
Changes in demographic and financial assumptions	(357)	(87)	(92)

Actuarial (loss)/gain recognised	(402)	(149)	180
Deferred tax	53	32	(6)

Recognised in the condensed consolidated statement of comprehensive income	(349)	(117)	174

12 Amounts written off/(back) financial investments available for sale	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Debt securities	(3)	20	20
Equity securities	6	2	4

	3	22	24

Notes to the Interim financial statements—(Continued)

13 Income tax (income)/expense	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period	(6)	10	(34)
Adjustments in respect of prior periods	(13)	3	(4)
	(19)	13	(38)
Double taxation relief	(1)	(1)	(2)

	(20)	12	(40)
Foreign tax
Current tax on income for the period	17	19	66
Adjustments in respect of prior periods	(3)	(3)	(11)
	14	16	55

	(6)	28	15
Deferred taxation
Origination and reversal of temporary differences	(313)	(118)	(366)
Adjustments in respect of prior periods	(10)	(7)	(7)
	(323)	(125)	(373)

Total income tax income	(329)	(97)	(358)

Effective income tax rate	13.9%	13.7%	13.6%

14 Discontinued operations

On 30 March 2010, the Financial Regulator published details of the Prudential Capital Assessment Review (“PCAR”), its assessment of the forward-looking prudential capital requirements of certain Irish credit institutions, including AIB, that are covered by Government guarantee schemes to strengthen and increase their capital bases to help restore confidence in the Irish banking sector.

The PCAR concluded that in common with other Irish credit institutions, the target Equity Core Tier 1 Capital Ratio for AIB would be 7% and the target Core Tier 1 Capital Ratio would be 8%. In order to meet the target Equity Core Tier 1 Capital Ratio, the PCAR determined that AIB must generate the equivalent of € 7.4 billion of new equity capital by 31 December 2010.

On 30 March 2010, the Group announced that its investments in AIB Group (UK), BZWBK and M&T Bank Corporation were for sale. Subsequently, Bulgarian American Credit Bank AD was also included in the investments to be disposed of. These sales are expected to complete within twelve months of the date of classification as held for sale, with plans for their sale at an advanced stage. In line with policy for ‘disposal groups and non-current assets held for sale, and discontinued operations’, these are now shown as discontinued operations in the Group’s financial statements. Accordingly, the following changes to presentation have been made:

(i)	Discontinued operations are shown as a single line item in: the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of comprehensive income, both for the current period and all comparative periods presented;

(ii)	Disposal groups and non-current assets/liabilities are shown as single line items in the consolidated statement of financial position with no restatement of comparatives.

The assets and liabilities of discontinued operations are set out in note 18 and the cash flow impacts are set out in note 39.

Profit/(loss) after taxation from discontinued operations	Notes		Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
AIB Group (UK)	(A	)	(40)	(38)	(22)
BZWBK	(B	)	132	82	213
M&T Bank Corporation	(C	)	237	(181)	(156)
Bulgarian American Credit Bank AD	(D	)	(26)	(39)	(103)

Total			303	(176)	(68)

Notes to the Interim financial statements—(Continued)

14 Discontinued operations (continued)

(A) - AIB Group (UK)	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Net interest income(1)	176	245	469
Net fee and commission income(2)	28	29	51
Net trading (loss)/income	(16)	(14)	40
Loss on disposal of financial instruments held for sale to NAMA	(7)	—	—
Other operating income	39	(3)	6
Other income	44	12	97

Total operating income	220	257	566
Total operating expenses	103	116	213

Operating profit before provisions	117	141	353
Provisions for impairment of loans and receivables and other financial instruments	168	188	395

Operating loss	(51)	(47)	(42)
Associated undertakings	1	1	3
Profit on disposal of property	1	—	2

Loss before taxation from discontinued operations	(49)	(46)	(37)
Income tax income from discontinued operations	(31)	(8)	(15)

Loss after taxation from discontinued operations	(18)	(38)	(22)
Loss recognised on the remeasurement to fair value less costs to sell(3)	(25)	—	—
Income tax on gain on the remeasurement to fair value	3	—	—

Loss for the period from discontinued operations	(40)	(38)	(22)

The loss from discontinued operations of € 40 million (June 2009 loss of € 38 million; December 2009 loss of € 22 million) is attributable to the owners of the parent.

(1)	Included within interest expense is a charge of € 24 million in respect of the ELG scheme.
(2)	Included within net fee and commission income is a charge of € 9 million (June 2009: € 9 million; December 2009: € 27 million) in respect of the CIFS scheme.
(3)	Relates to impairment of intangible assets.

Notes to the Interim financial statements—(Continued)

14 Discontinued operations (continued)

(B) - BZWBK	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Net interest income	215	156	361
Dividend income	13	17	22
Net fee and commission income	160	145	309
Net trading income	37	27	51
Other operating income	4	4	10
Other income	214	193	392

Total operating income	429	349	753
Total operating expenses	201	181	376

Operating profit before provisions	228	168	377
Provisions for impairment of loans and receivables and other financial instruments	55	65	113
Provisions for liabilities and commitments	(1)	1	—

Operating profit	174	102	264
Associated undertakings	—	(1)	—

Profit before taxation from discontinued operations	174	101	264
Income tax expense from discontinued operations	39	19	51

Profit after taxation from discontinued operations	135	82	213
Loss recognised on the remeasurement to fair value less cost to sell(1)	(3)	—	—
Income tax on gain on the remeasurement to fair value	—	—	—

Profit for the period from discontinued operations	132	82	213

€ 97 million of the profit from discontinued operations of € 132 million (June 2009: € 59 million of the profit from discontinued operations of € 82 million; December 2009: € 154 million of the profit from discontinued operations of € 213 million) is attributable to the owners of the parent.

(1)	Relates to impairment of intangible assets.

Notes to the Interim financial statements—(Continued)

14 Discontinued operations (continued)

(C) - M&T Bank Corporation	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Profit/(loss) from discontinued operations
Share of profits from associated undertakings net of tax(1)	24	19	44
Reversal/(impairment) of associated undertakings	167	(200)	(200)

Results from discontinued operations, net of taxation	191	(181)	(156)
Gain recognised on the remeasurement to fair value less costs to sell	46	—	—
Income tax on gain on the remeasurement to fair value	—	—	—

Profit/(loss) after taxation for the period from discontinued operations	237	(181)	(156)

The profit from discontinued operations of € 237 million (June 2009 loss of: € 181 million; December 2009 loss of: € 156 million) is attributable to the owners of the parent.

(1)	The tax charge amounted to € 12 million (June 2009: € 4 million; December 2009: € 16 million).

(D) - Bulgarian American Credit Bank AD	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Loss from discontinued operations
Share of profits from associated undertakings net of tax(2)	2	6	5
Impairment of associated undertakings	(12)	(45)	(108)

Results from discontinued operations, net of taxation	(10)	(39)	(103)
Loss recognised on the remeasurement to fair value less costs to sell	(16)	—	—
Income tax on loss on the remeasurement to fair value	—	—	—

Loss after taxation for the period from discontinued operations	(26)	(39)	(103)

The loss from discontinued operations of € 26 million (June 2009 loss of: € 39 million; December 2009 loss of: € 103 million) is attributable to the owners of the parent.

(2)	There was no tax charge for the half-year to 30 June 2010 (June 2009: € 1 million; December 2009: € 1 million).

Notes to the Interim financial statements—(Continued)

15 Earnings per share	Half-year 30 June 2010 € m			Half-year 30 June 2009 € m			Year 31 December 2009 € m
(a) Basic
Loss attributable to equity holders of the parent from continuing operations		(2,034)			(630)			(2,286)
Distributions to other equity holders		—			(44)			(44)
Gain on redemption of RCI and LPI recognised in equity (note 7)		—			492			538

Loss attributable to ordinary shareholders from continuing operations		(2,034)			(182)			(1,792)

Profit/(loss) attributable to equity holders of parent from discontinued operations		268			(199)			(127)

	Number of shares (millions)
Weighted average number of shares in issue during the period(1)		934.1			880.6			880.6
Contingently issuable shares(2)		144.5			—			11.5

Weighted average number of shares		1,078.6			880.6			892.1

Loss per share from continuing operations - basic	EUR	(188.6	c)	EUR	(20.6	c)	EUR	(200.9	c)

Earnings/(loss) per share from discontinued operations - basic	EUR	24.9	c	EUR	(22.6	c)	EUR	(14.3	c)

(b) Diluted	Half-year 30 June 2010 € m			Half-year 30 June 2009 € m			Year 31 December 2009 € m
Loss attributable to ordinary shareholders from continuing operations (note 15(a))		(2,034)			(182)			(1,792)
(Profit)/loss attributable to equity holders of the parent from discontinued operations		268			(199)			(127)

Adjusted loss attributable to ordinary shareholders from continuing operations		(2,034)			(182)			(1,792)

Adjusted profit/(loss) attributable to ordinary shareholders from discontinued operations		268			(199)			(127)

	Number of shares (millions)
Weighted average number of shares in issue during the period(1)		934.1			880.6			880.6
Dilutive effect of options and warrants outstanding(3)		—			—			—
Contingently issuable shares(2)		144.5			—			11.5

Potential weighted average number of shares		1,078.6			880.6			892.1

Loss per share from continuing operations - diluted	EUR	(188.6	c)	EUR	(20.6	c)	EUR	(200.9	c)

Earnings/(loss) per share from discontinued operations - diluted	EUR	24.9	c	EUR	(22.6	c)	EUR	(14.3	c)

(1)

The bonus shares issued on the 2009 Preference Shares have been included in the weighted average number of shares in issue prospectively from the date they were issued as they represent a dilution of earnings per share from that date.

(2)

Contingently issuable shares are treated as outstanding from 14 December 2009, the date the ‘Dividend Stopper’ came into effect (see 2009 20-F and the Related 6-K Report, note 56 (vi)). The shares relate to the number of shares (on a time apportioned basis) that would issue to the NPRFC, if the coupon on the € 3.5 billion Preference Shares was not paid in cash. These contingently issuable shares were issued on 13 May 2010.

(3)	The incremental shares from assumed conversions of options and warrants are not included in calculating the diluted per share amounts because they are anti-dilutive.

Notes to the Interim financial statements—(Continued)

	Loss attributable			Loss per share
16 Adjusted earnings per share	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m	Half-year 30 June 2010 cent	Half-year 30 June 2009 cent	Year 31 December 2009 cent
(a) Basic loss per share from continuing operations
As reported (note 15(a))	(2,034)	(182)	(1,792)	(188.6)	(20.6)	(200.9)
Adjustments:
Construction contract income(1)	—	(1)	(1)	—	(0.1)	(0.1)
Hedge volatility(2)	45	(12)	4	4.2	(1.4)	0.4
Profit on disposal of property(3)	(27)	(7)	(15)	(2.5)	(0.8)	(1.7)
Gain on redemption of capital instruments (note 7)	(372)	(1,072)	(1,161)	(34.5)	(121.8)	(130.2)

	(2,388)	(1,274)	(2,965)	(221.4)	(144.7)	(332.5)

	Profit/(loss) attributable			Earnings/(loss) per share
	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m	Half-year 30 June 2010 cent	Half-year 30 June 2009 cent	Year 31 December 2009 cent
(a) Basic earnings/(loss) per share from discontinued operations
As reported (note 15(a))	268	(199)	(127)	24.9	(22.6)	(14.3)
Adjustments:
Hedge volatility(2)	14	25	23	1.3	2.9	2.6
Profit on disposal of property(3)	(1)	—	(2)	(0.1)	—	(0.2)

	281	(174)	(106)	26.1	(19.7)	(11.9)

	Loss attributable			Loss per share
	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m	Half-year 30 June 2010 cent	Half-year 30 June 2009 cent	Year 31 December 2009 cent
(b) Diluted loss per share from continuing operations
As reported (note 15(b))	(2,034)	(182)	(1,792)	(188.6)	(20.6)	(200.9)
Adjustments:
Construction contract income	—	(1)	(1)	—	(0.1)	(0.1)
Hedge volatility(2)	45	(12)	4	4.2	(1.4)	0.4
Profit on disposal of property(3)	(27)	(7)	(15)	(2.5)	(0.8)	(1.7)
Gain on redemption of capital instruments (note 7)	(372)	(1,072)	(1,161)	(34.5)	(121.8)	(130.2)

	(2,388)	(1,274)	(2,965)	(221.4)	(144.7)	(332.5)

Notes to the Interim financial statements—(Continued)

16 Adjusted earnings per share (continued)

	Profit/(loss) attributable			Earnings/(loss) per share
	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m	Half-year 30 June 2010 cent	Half-year 30 June 2009 cent	Year 31 December 2009 cent
(b) Diluted earnings/(loss) per share from discontinued operations
As reported (note 15(b))	268	(199)	(127)	24.9	(22.6)	(14.3)
Adjustments:
Hedge volatility(2)	14	25	23	1.3	2.9	2.6
Profit on disposal of property(3)	(1)	—	(2)	(0.1)	—	(0.2)

	281	(174)	(106)	26.1	(19.7)	(11.9)

(1)	Construction contract income amounted to Nil (Nil after taxation).
(2)	Hedge volatility (hedge ineffectiveness and derivative volatility) is included in net trading income.
(3)

The adjustment in respect of profit on disposal of property of € 35 million (€ 27 million after taxation—continuing operations; € 1 million after taxation - discontinued operations) relates only to the profit on sale of properties that are subject to sale and leaseback arrangements and is included within profit on disposal of property in the condensed consolidated income statement.

Although not required under IFRS, adjusted earnings per share is presented to help readers understand the underlying performance of the Group. The adjustments in 2010 and 2009 are items that management believe do not reflect the underlying business performance. The adjustments listed above are shown net of taxation.

Notes to the Interim financial statements—(Continued)

17 Financial assets and financial liabilities held for sale to NAMA

On 7 April 2009, the Minister for Finance announced the Government’s intention to establish a National Asset Management Agency (“NAMA”) and on 22 November 2009, the NAMA Act was enacted providing for the establishment of NAMA. The purposes of the NAMA Act include the restoration of stability to the banking system and the facilitation of restructuring of credit institutions of systemic importance to the Irish economy. The participation of AIB in the NAMA programme was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009.

Allied Irish Banks, p.l.c. and each of its subsidiaries, were designated participating institutions under the NAMA Act on 12 February 2010. BZWBK and its subsidiaries was excluded from this designation. The first tranche of eligible assets transferred to NAMA in April 2010 for a consideration of € 1.8 billion (see note 8).

The consideration for the NAMA assets acquired/to be acquired from AIB, comprises the issue to AIB of NAMA bonds and subordinated NAMA bonds equal in nominal value to the purchase price of the NAMA Assets. However the fair value of such bonds may differ to the nominal value, dependent upon the terms of issue.

The following table provides an analysis of the assets and liabilities classified as held for sale to NAMA.

	30 June 2010			31 December 2009
	Assets € m		Liabilities € m	Assets € m	Liabilities € m
Loans and receivables held for sale to NAMA(1)	12,404		—	19,030	—
Derivative financial instruments held for sale to NAMA	8		—	125	3
Accrued income held for sale to NAMA	34		—	57	—

	12,446	(2)	—	19,212	3

(1)	Net of provisions of € 4,454 million at 30 June 2010 (31 December 2009: € 4,165 million).
(2)

AIB Group (UK) NAMA assets are included within the AIB Group (UK) disposal group, where they are shown as loans and receivables to customers. € 2,960 million included at 31 December 2009 within financial instruments held for sale to NAMA were reclassified to discontinued operations on the classification of AIB Group (UK) as a discontinued operation (see note 18).

The unwind of the discount on the carrying amount of impaired loans amounted to € 75 million (2009: € 92 million) and is included in the carrying value of loans and receivables held for sale to NAMA. This has been credited to interest income.

Loans and receivables held for sale to NAMA by geographic location and industry sector (continuing and discontinued operations)

	30 June 2010
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	24	—	—	—	—	24
Energy	69	3	—	—	—	72
Manufacturing	33	—	—	—	—	33
Construction and property	15,404	476	—	38	—	15,918
Distribution	572	—	—	—	—	572
Transport	13	—	—	—	—	13
Financial	16	—	—	—	—	16
Other services	164	—	—	—	—	164
Personal
- Home mortgages	149	—	—	—	—	149
- Other	276	—	—	—	—	276

	16,720	479	—	38	—	17,237
Provisions (note 23)	(4,454)	(14)	—	—	—	(4,468)

	12,266	465	—	38	—	12,769
Of which:
Discontinued operations	—	365	—	—	—	365

Continuing operations	12,266	100	—	38	—	12,404

Notes to the Interim financial statements—(Continued)

17 Financial assets and financial liabilities held for sale to NAMA (continued)

Loans and receivables held for sale to NAMA by geographic location and industry sector

	31 December 2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	24	1	—	—	—	25
Energy	64	4	—	—	—	68
Manufacturing	37	16	—	—	—	53
Construction and property	18,055	3,523	—	29	—	21,607
Distribution	602	85	—	—	—	687
Transport	19	—	—	—	—	19
Financial	16	20	—	—	—	36
Other services	200	57	—	—	—	257
Personal
- Home mortgages	138	6	—	—	—	144
- Other	289	10	—	—	—	299

	19,444	3,722	—	29	—	23,195
Provisions (note 23)	(3,933)	(232)	—	—	—	(4,165)

Total	15,511	3,490	—	29	—	19,030

Construction and property loans held for sale to NAMA by division (continuing and discontinued operations)

	30 June 2010
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	2,957	133	106	—	3,196
Residential investment	685	2	—	—	687
	3,642	135	106	—	3,883
Development(3)
Commercial development	4,210	57	147	—	4,414
Residential development	7,371	81	126	—	7,578
	11,581	138	273	—	11,992
Contractors	43	—	—	—	43

	15,266	273	379	—	15,918
Of which:
Discontinued operations	—	—	379	—	379

Continuing operations	15,266	273	—	—	15,539

	31 December 2009
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	3,687	323	661	—	4,671
Residential investment	816	—	122	—	938
	4,503	323	783	—	5,609
Development(3)
Commercial development	4,840	45	411	—	5,296
Residential development	8,716	77	1,849	—	10,642
	13,556	122	2,260	—	15,938
Contractors	38	—	22	—	60

Total	18,097	445	3,065	—	21,607

Notes to the Interim financial statements—(Continued)

17 Financial assets and financial liabilities held for sale to NAMA (continued)

Loans for property investment comprise of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment by its nature has a strong element of tenant risk.

The commercial investment exposure at 30 June 2010 of € 2,957 in AIB Bank ROI is spread across the following property types: retail 35%; office 31%; industrial 5% and mixed 29% (31 December 2009: € 3,687 million: retail 35%; office 36%; industrial 5% and mixed 24%). The € 133 million in Capital Markets predominantly relates to offices.

Aged analysis of contractually past due but not impaired loans held for sale to NAMA (continuing and discontinued operations)

	30 June 2010
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	—	—	—	2	2
Manufacturing	—	—	—	5	5
Construction and property	841	167	93	607	1,708
Distribution	7	—	6	23	36
Transport	—	—	—	2	2
Other services	6	23	2	4	35
Personal
- Home mortgages	7	8	3	10	28
- Other	4	8	3	35	50

	865	206	107	688	1,866
Of which:
Discontinued operations	—	1	—	—	1

Continuing operations	865	205	107	688	1,865

As a percentage of total continuing loans(4)	5.0%	1.2%	0.6%	4.0%	10.8%

	31 December 2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	—	1	—	1	2
Energy	—	2	—	—	2
Construction and property	1,032	284	164	269	1,749
Distribution	12	9	—	9	30
Financial	13	—	—	1	14
Other services	8	1	—	8	17
Personal
- Home mortgages	4	2	1	2	9
- Other	19	10	3	13	45

	1,088	309	168	303	1,868

As a percentage of total loans(5)	4.7%	1.3%	0.7%	1.3%	8.1%

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

Notes to the Interim financial statements—(Continued)

17 Financial assets and financial liabilities held for sale to NAMA (continued)

Impaired loans held for sale to NAMA by geographic location and industry sector

	30 June 2010
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	15	—	—	—	—	15
Energy	29	—	—	—	—	29
Manufacturing	7	—	—	—	—	7
Construction and property	9,960	24	—	—	—	9,984
Distribution	318	—	—	—	—	318
Financial	1	—	—	—	—	1
Other services	44	—	—	—	—	44
Personal
- Home mortgages	46	—	—	—	—	46
- Other	133	—	—	—	—	133

	10,553	24	—	—	—	10,577
Of which:
Discontinued operations	—	24	—	—	—	24

Continuing operations	10,553	—	—	—	—	10,553

	31 December 2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	15	—	—	—	—	15
Energy	23	—	—	—	—	23
Manufacturing	10	—	—	—	—	10
Construction and property	9,684	833	—	—	—	10,517
Distribution	228	—	—	—	—	228
Financial	1	3	—	—	—	4
Other services	33	6	—	—	—	39
Personal
- Home mortgages	17	—	—	—	—	17
- Other	103	1	—	—	—	104

	10,114	843	—	—	—	10,957

Further information in relation to loans and receivables held for sale to NAMA is available in notes 23 and 26.

Further information in relation to disposal groups and non-current assets held for sale is available in note 18.

(3)

As stated in the December 2009 accounts, certain customer relationships span the portfolio sub-sectors and accordingly an element of management estimation has been applied. The allocation to sub-sectors has been refined during the period to June 2010 and consequently the profile as at December 2009 has been amended to reflect this.

(4)	Total continuing loans relate to loans and receivables held for sale to NAMA in respect of continuing operations and are gross of provisions and unearned income.
(5)	Total loans relates to loans and receivables held for sale to NAMA (continuing and discontinued operations) and are gross of provisions and unearned income.

Notes to the Interim financial statements—(Continued)

18 Disposal groups and non-current assets held for sale

At 30 June 2010, disposal groups and non-current assets held for sale comprise discontinued operations and non-current assets and non-current liabilities held for sale but does not include those assets held for sale to NAMA (see note 17). Details of the circumstances leading to the classification as discontinued operations and the income statement impacts are set out in note 14 and in the Basis of Preparation on page 34.

Discontinued operations have been set out separately below from the other disposal group and non-current assets held for sale.

	30 June 2010		31 December 2009
	Assets € m	Liabilities € m	Assets € m	Liabilities € m
Non-current assets and disposal groups held for sale	160	57	50	—

Discontinued operations
AIB Group (UK)	24,002	14,145	—	—
BZWBK	13,925	11,563	—	—
M&T Bank Corporation	1,750	—	—	—
Bulgarian American Credit Bank AD	33	—	—	—
	39,710	25,708	—	—

Total disposal groups and non-current assets held for sale	39,870	25,765	50	—

Non-current assets and disposal group held for sale

Non-current assets and disposal group classified as held for sale comprise stockbroking debtors, stockbroking creditors, property, motor vehicles and equipment. These have been measured at the lower of carrying amount and fair value less costs to sell in accordance with the accounting policy except for stockbroking debtors and stockbroking creditors which are measured at amortised cost.

Assets held for sale total € 160 million (31 December 2009: € 50 million; 30 June 2009: € 36 million) and mainly comprise stockbroking debtors and other miscellaneous assets of € 136 million (31 December 2009: Nil; 30 June 2009: Nil), bank branches amounting to € 15 million (31 December 2009: € 40 million; 30 June 2009: € 18 million) and repossessed assets of € 9 million (31 December 2009: € 10 million; 30 June 2009: € 18 million). At 30 June 2010 the Group’s bank branches held for sale are being sold as part of the sale and leaseback programme which began in 2006. Repossessed assets relate to defaulted loans where the Group has taken possession of the underlying security and consists of commercial and residential properties, motor vehicles and equipment.

Liabilities amounting to € 57 million (31 December 2009: Nil) relate to stockbroking creditors.

Notes to the Interim financial statements—(Continued)

18 Disposal groups and non-current assets held for sale (continued)

Discontinued operations

	30 June 2010
Assets	AIB Bank UK € m	BZWBK € m	M&T € m	BACB € m	Total € m
Cash and balances at central banks	1,221	356	—	—	1,577
Items in course of collection	175	—	—	—	175
Financial assets held for sale to NAMA	365	—	—	—	365
Trading portfolio financial assets	—	269	—	—	269
Disposal groups and non-current assets classified as held for sale	3	2	—	—	5
Derivative financial instruments	235	722	—	—	957
Loans and receivables to banks	537	189	—	—	726
Loans and receivables to customers(1)	19,601	8,215	—	—	27,816
Financial investments available for sale	1,628	1,684	—	—	3,312
Financial investments held to maturity	—	1,499	—	—	1,499
Interests in associated undertakings	6	18	1,750	33	1,807
Intangible assets and goodwill	1	493	—	—	494
Property, plant and equipment	44	148	—	—	192
Other assets	78	166	—	—	244
Current taxation	9	—	—	—	9
Deferred taxation	35	73	—	—	108
Prepayments and accrued income	64	91	—	—	155

Total assets	24,002	13,925	1,750	33	39,710

Liabilities
Deposits by banks	147	588	—	—	735
Customer accounts	13,186	9,866	—	—	23,052
Financial liabilities held for sale to NAMA	2	—	—	—	2
Trading portfolio financial liabilities	—	5	—	—	5
Derivative financial instruments	28	754	—	—	782
Current taxation	—	22	—	—	22
Other liabilities	706	223	—	—	929
Accruals and deferred income	56	88	—	—	144
Retirement benefit liabilities	—	9	—	—	9
Provisions for liabilities and commitments	20	8	—	—	28

Total liabilities	14,145	11,563	—	—	25,708

(1)	The unwind of the discount on impaired loans amounted to € 18 million and is included in the carrying amount of loans and receivables to customers.

Notes to the Interim financial statements—(Continued)

18 Disposal groups and non-current assets held for sale (continued)

Discontinued operations

Loans and receivables to customers

Geographic location and industry sector

	30 June 2010
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	—	77	128	—	—	205
Energy	—	6	68	—	—	74
Manufacturing	—	523	1,015	—	—	1,538
Construction and property	—	8,886	2,674	—	—	11,560
Distribution	—	1,932	776	—	—	2,708
Transport	—	111	84	—	—	195
Financial	—	331	127	—	—	458
Other services	—	3,973	337	—	—	4,310
Personal
- Home mortgages	—	3,796	1,577	—	—	5,373
- Other	—	837	1,119	—	—	1,956
Lease financing	—	18	682	—	—	700

	—	20,490	8,587	—	—	29,077
Unearned income	—	(51)	(61)	—	—	(112)
Provisions	—	(838)	(311)	—	—	(1,149)

Total	—	19,601	8,215	—	—	27,816

Aged analysis of contractually past due but not impaired facilities

	30 June 2010
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	13	3	1	4	21
Energy	1	—	—	—	1
Manufacturing	40	7	1	1	49
Construction and property	254	33	25	37	349
Distribution	46	8	3	1	58
Transport	18	4	1	—	23
Financial	9	4	—	—	13
Other services	31	5	4	1	41
Personal
- Home mortgages	105	27	22	41	195
- Credit cards	6	2	—	—	8
- Other	71	18	10	4	103

	594	111	67	89	861

As a percentage of total loans(1)	2.0%	0.4%	0.2%	0.3%	3.0%

(1)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

Notes to the Interim financial statements—(Continued)

18 Disposal groups and non-current assets held for sale (continued)

Discontinued operations

Impaired loans and receivables by geographic location and industry sector

	30 June 2010
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	—	4	11	—	—	15
Energy	—	—	1	—	—	1
Manufacturing	—	68	75	—	—	143
Construction and property	—	1,586	188	—	—	1,774
Distribution	—	134	66	—	—	200
Transport	—	2	9	—	—	11
Financial	—	20	2	—	—	22
Other services	—	173	18	—	—	191
Personal
- Home mortgages	—	89	17	—	—	106
- Other	—	51	87	—	—	138
Lease financing	—	—	37	—	—	37

	—	2,127	511	—	—	2,638

Provision for impairment of loans and receivables to customers by geographic location and industry sector

	30 June 2010
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	—	2	7	—	—	9
Energy	—	—	1	—	—	1
Manufacturing	—	21	24	—	—	45
Construction and property	—	478	52	—	—	530
Distribution	—	63	27	—	—	90
Transport	—	2	5	—	—	7
Financial	—	14	1	—	—	15
Other services	—	59	9	—	—	68
Personal
- Home mortgages	—	24	7	—	—	31
- Other	—	33	71	—	—	104
Lease financing	—	—	18	—	—	18

Specific	—	696	222	—	—	918
IBNR	—	142	89	—	—	231

Total	—	838	311	—	—	1,149

Notes to the Interim financial statements—(Continued)

18 Disposal groups and non-current assets held for sale (continued)

Discontinued operations

Internal credit ratings

For details of the Group’s rating profiles and masterscale rating ranges, see note 26.

	30 June 2010
Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	316	853	23	1,192
4 to 10	12,566	3,992	2,824	19,382
11 to 13	4,175	335	494	5,004

	17,057	5,180	3,341	25,578
Past due but not impaired	404	195	262	861
Impaired	2,200	107	331	2,638

	19,661	5,482	3,934	29,077

Unearned income				(112)
Provisions				(1,149)

Total				27,816

External credit ratings

The external ratings profiles of loans and receivables to banks, trading portfolio financial assets (excluding equity securities), financial investments available for sale (excluding equity securities) and financial investments held to maturity are as follows:

	30 June 2010
Group	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	419	—	1,625	—	2,044
A	323	—	3,260	1	3,584
BBB+/BBB/BBB-	2	—	—	—	2
Sub investment	—	—	—	—	—
Unrated	—	—	—	—	—

Total	744	—	4,885	1	5,630

Notes to the Interim financial statements—(Continued)

19 Trading portfolio financial assets

	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m
Debt securities:
Government securities	31	245	281
Bank eurobonds	8	9	9
Other debt securities	8	5	5
	47	259	295
Equity securities	2	37	29

	49	296	324

During 2008, trading portfolio financial assets reclassified to financial investments available for sale, in accordance with the amended IAS 39 ‘Financial Instruments: Recognition and Measurement’, amounted to € 6,104 million. The fair value of reclassified assets at 30 June 2010 was € 3,362 million (31 December 2009: € 4,104 million).

As of the reclassification date, effective interest rates on reclassified trading portfolio financial assets ranged from 4% to 10% with expected gross recoverable cash flows of € 7,105 million. If the reclassification had not been made, the Group’s income statement for the half-year ended 30 June 2010 would have included unrealised fair value gains on reclassified trading portfolio financial assets of € 20 million (31 December 2009: losses € 5 million).

After reclassification, the reclassified assets contributed the following amounts to the income statement:

	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Interest on financial investments available for sale	43	90	148
Amounts written off/(back) financial investments available for sale	—	(8)	(12)

20 Derivative financial instruments

The following table presents the notional principal amount and fair values of interest rate, exchange rate, equity and credit derivative contracts for 30 June 2010 and 31 December 2009.

	30 June 2010			31 December 2009
	Notional amount € m	Fair values		Notional amount € m	Fair values
		Assets € m	Liabilities € m		Assets € m	Liabilities € m
Interest rate contracts	156,404	5,615	(5,155)	164,663	5,627	(5,008)
Exchange rate contracts	21,834	277	(498)	25,877	303	(245)
Equity contracts	3,714	100	(92)	3,853	141	(136)
Credit derivatives	736	—	(133)	870	—	(131)

Total	182,688	5,992	(5,878)	195,263	6,071	(5,520)

Interest rate, exchange rate and credit derivative contracts are entered for both trading and hedging purposes. Equity contracts are entered into for trading purposes only.

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, in relation to derivative instruments, the Group’s exposure to market risk is controlled within the risk limits in the Group’s Interest Rate Risk and Foreign Exchange Risk Policies and is further constrained by the risk parameters incorporated in the Group’s Derivatives Policy as approved by the Board.

Notes to the Interim financial statements—(Continued)

21 Loans and receivables to banks	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m
Funds placed with central banks	1,132	5,677	2,424
Funds placed with other banks	3,377	3,420	2,532
Provision for impairment of loans and receivables (note 23)	(5)	(4)	(2)

	4,504	9,093	4,954

22 Loans and receivables to customers	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m
Loans and receivables to customers	77,554	102,192	129,049
Amounts receivable under finance leases and hire purchase contracts	1,576	2,668	2,971
Unquoted securities	1,465	1,468	1,559
Provisions for impairment of loans and receivables (note 23)	(2,987)	(2,987)	(4,548)

	77,608	103,341	129,031

The unwind of the discount on impaired loans amounted to € 47 million (31 December 2009: € 80 million; 30 June 2009: € 44 million) and is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

In 2009, certain financial investments available for sale amounting to € 13 million were reclassified to the loans and receivables to customers’ category. The fair value of reclassified assets at 30 June 2010 was € 11 million (31 December 2009: € 11 million; 30 June 2009: Nil). As of reclassification date, the effective interest rates on reclassified available for sale portfolio financial assets were in the range 4.79%—6.44%; the expected gross recoverable cash flows were € 18 million and the fair value loss recognised in equity was € 8 million. If the reclassification had not been made, the Group’s statement of comprehensive income for the period ended 30 June 2010 would have included fair value gains of € 3 million (December 2009: a loss of € 4 million).

The amounts above exclude loans and receivables held for sale to NAMA and discontinued operations (see notes 17 and 18).

By geographic location and industry sector

	30 June 2010
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,013	—	—	3	—	2,016
Energy	879	321	—	239	144	1,583
Manufacturing	2,883	604	—	125	243	3,855
Construction and property	16,018	1,151	—	770	620	18,559
Distribution	8,171	838	—	150	72	9,231
Transport	898	696	—	77	—	1,671
Financial	1,585	354	—	71	—	2,010
Other services	4,746	1,210	—	919	103	6,978
Personal
- Home mortgages	27,975	72	—	—	82	28,129
- Other	5,803	37	—	—	—	5,840
Lease financing	838	37	—	—	—	875

	71,809	5,320	—	2,354	1,264	80,747
Unearned income	(124)	(19)	—	(8)	(1)	(152)
Provisions	(2,792)	(147)	—	(20)	(28)	(2,987)

Total	68,893	5,154	—	2,326	1,235	77,608

Notes to the Interim financial statements—(Continued)

22 Loans and receivables to customers (continued)

By geographic location and industry sector

	31 December 2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,015	120	126	3	—	2,264
Energy	844	292	86	435	23	1,680
Manufacturing	3,108	1,193	1,024	161	207	5,693
Construction and property	15,930	7,068	2,852	904	441	27,195
Distribution	8,182	2,639	804	162	66	11,853
Transport	979	601	83	69	44	1,776
Financial	1,403	696	143	54	22	2,318
Other services	4,700	4,936	322	753	213	10,924
Personal
- Home mortgages	27,818	3,635	1,538	—	90	33,081
- Other	6,242	861	1,039	—	—	8,142
Lease financing	922	48	711	—	—	1,681

	72,143	22,089	8,728	2,541	1,106	106,607
Unearned income	(122)	(86)	(60)	(8)	(3)	(279)
Provisions	(2,110)	(555)	(278)	(13)	(31)	(2,987)

Total	69,911	21,448	8,390	2,520	1,072	103,341

At 30 June 2010, construction and property loans, excluding those held for sale to NAMA (see note 17) and classified as discontinued operations (see note 18), amounted to € 18,559 million (31 December 2009: € 27,195 million) and represented 23% (31 December 2009: 26%) of gross loans and receivables to customers.

The following tables analyses the exposures at 30 June 2010 and 31 December 2009 by division and portfolio sub-sector. Certain customer relationships span the portfolio sub-sectors and accordingly an element of management estimation has been applied in this sub-categorisation.

	30 June 2010
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	7,117	4,822	—	—	11,939
Residential investment	1,653	544	—	—	2,197
	8,770	5,366	—	—	14,136

Development(1)
Commercial development	1,167	156	—	—	1,323
Residential development	2,297	165	—	—	2,462
	3,464	321	—	—	3,785

Contractors	605	33	—	—	638
Housing associations	—	—	—	—	—

Total	12,839	5,720	—	—	18,559

Loans for property investment comprise of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment by its nature has a strong element of tenant risk.

The commercial investment exposure of € 7,117 million in AIB Bank ROI is spread across the following property types: retail 39%; office 27%; industrial 8%; and mixed 26%. The € 4,822 million in Capital Markets is spread across the following property types: retail 26%; office 47%; industrial 3%; and mixed 24%.

Notes to the Interim financial statements—(Continued)

22 Loans and receivables to customers (continued)

	31 December 2009
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	7,064	4,607	2,807	1,357	15,835
Residential investment	1,610	525	1,213	32	3,380
	8,674	5,132	4,020	1,389	19,215

Development(1)
Commercial development	1,138	228	133	709	2,208
Residential development	2,364	184	976	611	4,135
	3,502	412	1,109	1,320	6,343
Contractors	667	35	215	143	1,060
Housing associations	—	—	577	—	577

Total	12,843	5,579	5,921	2,852	27,195

The commercial investment exposure of € 7,064 million in AIB Bank ROI is spread across the following property types: retail 39%; office 27%; industrial 9% and mixed 25%. The € 4,607 million in Capital Markets is spread across the following property types: retail 27%; office 43%; industrial 3% and mixed 27%.

Information on ratings profiles of loans and receivables to customers is set out in note 26.

Large exposures

AIB’s Group Large Exposure Policy sets out maximum exposure limits to, or on behalf of, a customer or a group of connected customers.

At 30 June 2010, the Group’s top 50 exposures amounted to € 16.4 billion and accounted for 12.9% of the Group’s on-balance sheet gross loans and receivables to customers including those held for sale to NAMA and those classified under discontinued operations (€ 20.0 billion and 15.4% at 31 December 2009). Of this amount, € 7.1 billion relate to loans held for sale to NAMA. No single customer exposure exceeds regulatory guidelines.

(1)

As stated in the December 2009 accounts, certain customer relationships span the portfolio sub-sectors and accordingly an element of management estimation has been applied. The allocation to sub-sectors has been refined during the period to June 2010 and consequently the profile as at December 2009 has been amended to reflect this.

Notes to the Interim financial statements—(Continued)

22 Loans and receivables to customers (continued)

Aged analysis of contractually past due but not impaired loans(1)

	30 June 2010
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	82	22	11	65	180
Energy	22	1	1	9	33
Manufacturing	54	18	7	11	90
Construction and property	706	331	156	783	1,976
Distribution	230	93	69	213	605
Transport	24	14	2	14	54
Financial	9	—	18	4	31
Other services	161	43	26	92	322
Personal
- Home mortgages	486	250	130	270	1,136
- Credit cards	47	18	13	9	87
- Other	227	101	72	223	623

	2,048	891	505	1,693	5,137

As a percentage of total loans(2)	2.5%	1.1%	0.6%	2.1%	6.4%

	31 December 2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	134	35	15	13	197
Energy	3	5	—	1	9
Manufacturing	85	20	10	7	122
Construction and property	990	427	135	227	1,779
Distribution	285	156	63	53	557
Transport	56	23	4	6	89
Financial	19	8	1	2	30
Other services	247	73	21	39	380
Personal
- Home mortgages	413	182	93	130	818
- Credit cards	68	20	11	8	107
- Other	366	163	55	113	697

	2,666	1,112	408	599	4,785

As a percentage of total loans(2)	2.5%	1.0%	0.4%	0.6%	4.5%

(1)	Excluding loans and receivables held for sale to NAMA (see note 17) and disposal groups and non-current assets held for sale (see note 18).
(2)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

Loans and receivables renegotiated(3)

Loans and receivables renegotiated are those facilities at the current reporting date that, during the period, have had their terms renegotiated resulting in an upgrade from 91+ days past due or impaired status to performing status such that if they were not renegotiated they would be otherwise past due or impaired.

Renegotiated loans and receivables were € 1,600 million as at 30 June 2010 (31 December 2009: € 4,459 million).

(3)	Includes continuing and discontinued operations and NAMA loans.

Notes to the Interim financial statements—(Continued)

22 Loans and receivables to customers (continued)

Impaired loans by geographic location and industry sector(1)

	30 June 2010
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	133	—	—	—	—	133
Energy	6	—	—	—	—	6
Manufacturing	178	—	—	6	19	203
Construction and property	2,917	55	—	31	—	3,003
Distribution	1,112	50	—	24	6	1,192
Transport	45	10	—	14	—	69
Financial	64	78	—	—	—	142
Other services	332	31	—	—	—	363
Personal
- Home mortgages	632	—	—	—	36	668
- Other	672	—	—	—	—	672
Lease financing	127	—	—	—	—	127

	6,218	224	—	75	61	6,578

(1)	Excluding loans and receivables held for sale to NAMA (see note 17) and disposal groups and non-current assets held for sale (see note 18).

	31 December 2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	105	4	10	—	—	119
Energy	11	2	2	—	—	15
Manufacturing	134	66	74	11	19	304
Construction and property	2,275	449	194	8	—	2,926
Distribution	846	229	52	—	7	1,134
Transport	34	2	8	—	—	44
Financial	70	85	1	—	—	156
Other services	206	168	13	23	—	410
Personal
- Home mortgages	475	56	13	—	42	586
- Other	556	40	75	—	—	671
Lease financing	96	—	35	—	—	131

	4,808	1,101	477	42	68	6,496

Collateral and other credit enhancements

The Group takes collateral in support of its lending activities when deemed appropriate and has a series of policies and procedures in place for the assessment, valuation and taking of such collateral. In some circumstances, depending on the customers standing and/or the nature of the product, the Group may lend unsecured.

The main types of collateral for loans and receivables to customers are as follows:

•

Home Mortgages: The Group takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property acceptable as collateral and the relationship of loan to property value. All properties are required to be fully insured and are generally subject to a legal charge in favour of the Group.

•

Corporate/Commercial Lending: For property related lending, it is normal practice to take a charge over the property being financed. This includes investment and development properties. For non-property related lending, collateral typically includes a charge over business assets such as stock and debtors but which may also include property. In some circumstances, personal guarantees supported by a lien over personal assets are also taken as security.

Notes to the Interim financial statements—(Continued)

22 Loans and receivables to customers (continued)

The following table sets out, at 30 June 2010 and 31 December 2009, loans identified as impaired analysed between those instances where provisions are calculated based on loans that are individually significant and those that are individually insignificant. This analysis includes both loans and receivables to customers and loans and receivables held for sale to NAMA (see note 17) and loans and receivables included within discontinued operations (see note 18).

	30 June 2010
	Individually significant		Individually insignificant		Total
Division	€ m	%	€ m	%	€ m
AIB Bank ROI	15,311	84	1,138	74	16,449
Capital Markets	646	4	—	—	646
AIB Bank UK	2,090	11	61	4	2,151
Central and Eastern Europe	214	1	333	22	547

Total	18,261	100	1,532	100	19,793

	31 December 2009
	Individually significant		Individually insignificant		Total
Division	€ m	%	€ m	%	€ m
AIB Bank ROI	13,676	85	944	73	14,620
Capital Markets	559	3	—	—	559
AIB Bank UK	1,705	11	50	4	1,755
Central and Eastern Europe	223	1	296	23	519

Total	16,163	100	1,290	100	17,453

The level of provision and associated provision cover for individually insignificant impaired loans by division as at 30 June 2010 and 31 December 2009 are outlined in the following tables:

	30 June 2010
Division	Individually insignificant € m	Provision € m	Provision cover %
AIB Bank ROI	1,138	735	65
AIB Bank UK	61	48	79
Central and Eastern Europe	333	157	47

Total	1,532	940	61

	31 December 2009
Division	Individually insignificant € m	Provision € m	Provision cover %
AIB Bank ROI	944	560	59
AIB Bank UK	50	36	72
Central and Eastern Europe	296	127	43

Total	1,290	723	56

Notes to the Interim financial statements—(Continued)

	30 June 2010
23 Provisions for impairment of loans and receivables	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	6,407	141	608	7,156
Exchange translation adjustments	79	2	11	92
Charge against income statement:
Continuing operations	1,958	91	43	2,092
Discontinued operations	142	14	67	223
	2,100	105	110	2,315
Amounts written off	(298)	(11)	(24)	(333)
Recoveries of amounts written off in previous years	3	—	3	6
Provisions on loans sold to NAMA	(624)	—	—	(624)
Transfers out	(3)	—	—	(3)

At end of period	7,664	237	708	8,609

Total provisions are split between specific and IBNR as follows:
Specific	6,593	120	629	7,342
IBNR	1,071	117	79	1,267

	7,664	237	708	8,609

Amounts include:
Loans and receivables to banks (note 21)				5
Loans and receivables to customers (note 22)				2,987
Loans and receivables held for sale to NAMA (note 17)				4,454 (1)
Loans and receivables - assets of discontinued operations (note 18)				1,163 (1)

				8,609

(1)	€ 14 million relates to loans held for sale to NAMA.

	31 December 2009
	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	1,860	64	370	2,294
Exchange translation adjustments	18	2	11	31
Charge against income statement:
Continuing operations	4,624	79	144	4,847
Discontinued operations	363	9	136	508
	4,987	88	280	5,355
Amounts written off	(453)	(13)	(54)	(520)
Recoveries of amounts written off in previous years	5	—	1	6
Transfers out	(10)	—	—	(10)

At end of period	6,407	141	608	7,156

Total provisions are split between specific and IBNR as follows:
Specific	5,324	71	403	5,798
IBNR	1,083	70	205	1,358

	6,407	141	608	7,156

Amounts include:
Loans and receivables to banks (note 21)				4
Loans and receivables to customers (note 22)				2,987
Loans and receivables held for sale to NAMA (note 17)				4,165

				7,156

The classification of loans and receivables into corporate/commercial, residential mortgages, and other, relates to classifications used in the Group’s ratings tools and are explained in note 26.

Notes to the Interim financial statements—(Continued)

23 Provision for impairment of loans and receivables (continued)

Provision for impairment of loans and receivables to customers by geographic location and industry sector (excluding loans and receivables held for sale to NAMA and loans and receivables held in discontinued operations)

	30 June 2010
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	62	—	—	—	—	62
Energy	4	—	—	—	—	4
Manufacturing	83	—	—	2	7	92
Construction and property	839	49	—	10	—	898
Distribution	421	36	—	2	5	464
Transport	27	9	—	4	—	40
Financial	36	33	—	—	—	69
Other services	140	20	—	—	—	160
Personal
- Home mortgages	122	—	—	—	10	132
- Other	407	—	—	—	—	407
Lease financing	93	—	—	—	—	93

Specific	2,234	147	—	18	22	2,421
IBNR	558	—	—	2	6	566

Total	2,792	147	—	20	28	2,987

	31 December 2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	44	1	7	—	—	52
Energy	4	—	1	—	—	5
Manufacturing	58	29	24	—	6	117
Construction and property	557	178	45	2	—	782
Distribution	286	88	23	—	5	402
Transport	20	2	4	—	—	26
Financial	49	35	1	—	—	85
Other services	90	61	8	4	—	163
Personal
- Home mortgages	81	16	6	—	13	116
- Other	302	24	58	—	—	384
Lease financing	67	—	11	—	—	78

Specific	1,558	434	188	6	24	2,210
IBNR	554	121	90	5	7	777

Total	2,112	555	278	11	31	2,987

Notes to the Interim financial statements—(Continued)

23 Provision for impairment of loans and receivables (continued)

Provision for impairment of loans and receivables held for sale to NAMA by geographic location and industry sector

	30 June 2010
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	5	—	—	—	—	5
Energy	11	—	—	—	—	11
Manufacturing	3	—	—	—	—	3
Construction and property	3,767	7	—	—	—	3,774
Distribution	121	—	—	—	—	121
Financial	—	—	—	—	—	—
Other services	17	—	—	—	—	17
Personal
- Home mortgages	18	—	—	—	—	18
- Other	51	—	—	—	—	51

Specific	3,993	7	—	—	—	4,000
IBNR	461	7	—	—	—	468

Total provision	4,454	14	—	—	—	4,468

	31 December 2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	5	—	—	—	—	5
Energy	8	—	—	—	—	8
Manufacturing	3	—	—	—	—	3
Construction and property	3,245	189	—	—	—	3,434
Distribution	79	—	—	—	—	79
Financial	—	2	—	—	—	2
Other services	11	1	—	—	—	12
Personal
- Home mortgages	6	—	—	—	—	6
- Other	35	—	—	—	—	35

Specific	3,392	192	—	—	—	3,584
IBNR	541	40	—	—	—	581

Total provision	3,933	232	—	—	—	4,165

Notes to the Interim financial statements—(Continued)

24 Financial investments available for sale	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m
Debt securities:
Government securities(1)	9,656	9,644	11,333
Collateralised mortgage obligations	1,115	1,134	1,234
Other asset backed securities	3,256	3,528	3,778
Bank securities	7,510	9,677	12,709
Certificates of deposit	200	207	8
Other investments	879	819	829
	22,616	25,009	29,891
Equity securities(2)	216	327	265

	22,832	25,336	30,156

(1)	Includes the fair value at 30 June 2010 amounting to € 1,775 million of floating rate notes received as consideration from NAMA for the transfer of loans and receivables.
(2)	Includes the fair value at 30 June 2010 amounting to € 56 million of subordinated bonds received as consideration from NAMA for the transfer of loans and receivables.

Collateralised mortgage obligations by geography and industry sector of the issuer

	30 June 2010			31 December 2009
	Governments € m	Other financial € m	Total € m	Governments € m	Other financial € m	Total € m
United Kingdom	—	66	66	—	57	57
United States of America	1,040	—	1,040	1,068	—	1,068
Rest of World	—	9	9	—	9	9

	1,040	75	1,115	1,068	66	1,134

Other asset backed securities by geography and industry sector of the issuer

	30 June 2010
	Governments € m	Banks € m	Other financial € m	Total € m
Republic of Ireland	—	—	253	253
United Kingdom	—	28	647	675
United States of America	304	—	408	712
Australia	—	6	468	474
Italy	—	—	135	135
Spain	—	20	860	880
Rest of World	—	—	127	127

	304	54	2,898	3,256

	31 December 2009
	Governments € m	Banks € m	Other financial € m	Total € m
Republic of Ireland	—	—	285	285
United Kingdom	—	25	704	729
United States of America	302	—	433	735
Australia	—	7	474	481
Italy	—	—	186	186
Spain	—	23	943	966
Rest of World	—	—	146	146

	302	55	3,171	3,528

Notes to the Interim financial statements—(Continued)

25 Financial investments held to maturity

There were no financial investments held to maturity at 30 June 2010 as they are all presented within disposal groups and assets held for sale. At 31 December 2009 and 30 June 2009, € 1,586 million and € 1,471 million respectively of non-euro Government securities were held to maturity.

26 Credit ratings and cross border outstandings

Internal credit ratings

Ratings profiles

The Group’s rating systems consist of a number of individual rating tools designed to assess the risk within particular portfolios. These rating tools are calibrated to meet the needs of individual business units in managing their portfolios. All rating tools are built to a Group standard and independently validated by the Group.

The identification of loans for specific impairment assessment is driven by the Group’s rating systems. In addition, the rating profiles are one of the factors that are referenced in determining the appropriate level of IBNR provisions.

The Group uses a 13 point Group ratings masterscale to provide a common and consistent framework for aggregating, comparing and reporting exposures, on a consolidated basis, across all lending portfolios. The masterscale, which is not in itself a rating tool, is probability of default (“PD”) based, and is not used in provision methodologies. The masterscale consists of a series of PD ranges between 0% and 100% (where 100% indicates a borrowing already in default) and facilitates the aggregation of borrowers for comparison and reporting that have been rated on any of the individual rating tools in use across the Group.

Masterscale rating ranges:

Grade 1 – 3 would typically include strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

Grades 4 – 10 would typically include new business written and existing satisfactorily performing exposures across all portfolios. The lower end of this category (Grade 10) includes a portion of the Group’s criticised loans (i.e. loans requiring additional management attention over and above that normally required for the loan type).

Grades 11 – 13 contains the remainder of the Group’s criticised loans, including impaired loans, together with loans written at a high PD where there is a commensurate higher margin for the risk taken.

Loans and receivables to customers

	30 June 2010				31 December 2009
Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	3,018	12,964	1,163	17,145	3,435	14,847	892	19,174
4 to 10	32,276	10,737	2,656	45,669	46,896	13,480	6,598	66,974
11 to 13	3,710	914	1,594	6,218	6,322	956	1,900	9,178

	39,004	24,615	5,413	69,032	56,653	29,283	9,390	95,326
Past due but not impaired	3,319	1,136	682	5,137	2,947	819	1,019	4,785
Impaired	5,342	534	702	6,578	5,088	469	939	6,496

	47,665	26,285	6,797	80,747	64,688	30,571	11,348	106,607

Unearned income				(152)				(279)
Provisions				(2,987)				(2,987)

Total				77,608				103,341

Notes to the Interim financial statements—(Continued)

26 Credit ratings and cross border outstandings (continued)

Loans and receivables held for sale to NAMA

	30 June 2010					31 December 2009
Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m		Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	12	—	9	21		17	3	1	21
4 to 10	3,088	—	25	3,113		7,524	11	130	7,665
11 to 13	1,579	1	80	1,660		2,664	1	19	2,684

	4,679	1	114	4,794		10,205	15	150	10,370
Past due but not impaired	1,788	28	50	1,866		1,833	8	27	1,868
Impaired	10,569	4	4	10,577		10,832	2	123	10,957

	17,036	33	168	17,237	(1)	22,870	25	300	23,195

Provisions				(4,468	)(2)				(4,165)

Total				12,769					19,030

(1)	Includes € 379 million relating to discontinued operations.
(2)	Includes € 14 million relating to discontinued operations.

Lending classifications:

Corporate/Commercial includes loans to corporate and larger commercial enterprises processed through one of the Group’s corporate/commercial rating tools, where the exposure is typically greater than € 300,000.

Residential Mortgages includes loans for the purchase of residential properties processed through the Group’s residential mortgage rating tools. In some circumstances, residential mortgage exposures can be processed through the Group’s Corporate and Commercial rating tools (e.g. typically where a borrower has more than five investment properties).

Other includes loans to SMEs and individuals. In some cases, behaviour scoring and credit scoring methodologies are used.

External credit ratings(1)

The external ratings profiles of loans and receivables to banks, trading portfolio financial assets (excluding equity securities) and financial investments available for sale (excluding equity securities), are as follows:

	30 June 2010
	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	5,802	3	8,837	4,175	18,817
A	5,738	54	741	118	6,651
BBB+/BBB/BBB-	665	358	73	17	1,113
Sub investment	6	263	36	50	355
Unrated	11	220	—	—	231

Total	12,222	898	9,687	4,360	27,167

	31 December 2009
	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	9,873	4	7,425	5,059	22,361
A	8,091	37	3,941	85	12,154
BBB+/BBB/BBB-	335	356	109	17	817
Sub investment	6	280	—	16	302
Unrated	15	155	—	143	313

Total	18,320	832	11,475	5,320	35,947

(1)	Relates to continuing operations.

Notes to the Interim financial statements—(Continued)

26 Credit ratings and cross border outstandings (continued)

Cross border outstandings

The following table sets out the Group’s exposure (both continuing and discontinued operations) to certain EU countries. These exposures are based on the country of domicile of the borrower.

	As % of total assets(1)	Banks and other financial institutions € m	Government and official institutions € m	Commercial industrial and other private sector € m	Total € m
30 June 2010
Greece	0.1	—	41	110	151
Italy	0.8	451	670	262	1,383
Portugal	0.3	137	249	81	467
Spain	2.0	1,170	391	1,802	3,363
31 December 2009
Greece	0.1	—	42	116	158
Italy	0.9	665	625	353	1,643
Portugal	0.3	138	201	130	469
Spain	2.1	1,585	117	1,908	3,610

(1)	Assets consisting of total assets as reported in the consolidated statement of financial position totalled € 169,195 million (31 December 2009: € 174,314 million).

Notes to the Interim financial statements—(Continued)

27 Interests in associated undertakings

Included in the Group income statement is the contribution from investments in associated undertakings as follows:

Income statement	Half year 30 June 2010 € m	Half year 30 June 2009 € m	Year 31 December 2009 € m
Share of results of associated undertakings	54	18	46
Reversal/(impairment) of associated undertakings	155	(245)	(308)
Gain recognised on the remeasurement to fair value less costs to sell	30	—	—

	239	(227)	(262)

Analysed as to:
Continuing operations	27	(7)	(6)
Discontinued operations (note 14)(1)	212	(220)	(256)

Share of net assets including goodwill	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m
Opening balance	1,641	1,999	1,999
Exchange translation adjustments	241	(43)	(23)
Purchases	—	2	2
Income for the period
Continuing operations	27	(6)	(7)
Discontinued operations	27	52	25
	54	46	18
Dividends received from associates	(30)	(64)	(31)
Reversal/(impairment) of associated undertakings
Continuing operations	—	—	—
Discontinued operations	155	(308)	(245)
	155	(308)	(245)
Gain recognised on the remeasurement to fair value less costs to sell	30	—	—
Other movements	5	9	(45)

Closing balance	2,096	1,641	1,675

Analysed as to:
M&T Bank Corporation	1,750	1,282	1,253
Aviva Life Holdings Ireland Limited	266	258	267
Bulgarian American Credit Bank AD	33	60	124
Other	47	41	31

	2,096	1,641	1,675

Disclosed in the statement of financial position within:
Interests in associated undertakings	289	1,641	1,675
Disposal groups and non-current assets held for sale (note 18)(1)	1,807	—	—

	2,096	1,641	1,675

Of which listed on a recognised stock exchange	1,785	1,344	1,379

(1)

At 30 March 2010, the Group announced that certain of its operations were to be sold, amongst which included M&T Bank Corporation. Subsequently, Bulgarian American Credit Bank AD, and associate interests held by AIB Group (UK) and BZWBK, were considered to be held for sale. These associates are no longer accounted for using the equity method in accordance with IAS 28 as they are classified as discontinued operations and are detailed in note 14. The comparative statements of financial position have not been restated.

Notes to the Interim financial statements—(Continued)

28 Deferred taxation

Analysis of movements in deferred taxation	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m

Opening balance	(583)	(246)	(246)
Reclassified to disposal groups and assets classified as held for sale	65	—	—
Exchange translation and other adjustments	(9)	(4)	(4)
Deferred tax through other comprehensive income	(75)	64	27
Income statement (note 13):
Continuing operations	(323)	(373)	(125)
Discontinued operations	—	(24)	(9)
	(323)	(397)	(134)

Closing balance	(925)	(583)	(357)

Deferred tax assets relating to unutilised tax losses and deductible temporary differences are recognised if it is probable that they can be offset against future taxable profits or other temporary differences. At 30 June 2010, capitalised deferred tax assets on tax losses and other temporary differences, net of deferred tax liabilities, totalled € 925 million (31 December 2009: € 583 million; 30 June 2009: € 357 million). The most significant tax losses arise in the Republic of Ireland tax jurisdiction and their utilisation is dependent on future taxable profits. The Directors have considered the assumptions underpinning the restructuring plan (see 2009 20-F and the Related 6-K Report, note 56(v)) and the forecast plan over the expected period of the deferred tax asset, and have determined that there is a reasonable basis for projecting that future taxable profits will be available against which to offset these deferred tax assets. Accordingly, it is considered that recoverability of the deferred tax asset is probable.

Net deferred tax assets of € 925 million (31 December 2009: € 446 million) are expected to be recovered after more than 12 months.

29 Deposits by banks	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m
Securities sold under agreements to repurchase	24,180	24,381	32,296
Other borrowings from banks	7,863	8,952	12,691

	32,043	33,333	44,987

The carrying amount of financial assets pledged as security for liabilities amounted to € 29,575 million (31 December 2009: € 32,444 million; 30 June 2009: € 34,600 million).

30 Customer accounts	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m
Current accounts	11,675	21,652	20,416

Demand deposits	8,285	9,193	8,640
Time deposits	39,870	53,108	53,654

	59,830	83,953	82,710

31 Debt securities in issue	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m
Bonds and medium term notes:
European medium term note programme	20,075	15,510	12,064
Bonds and other medium term notes	2,765	4,740	4,691
	22,840	20,250	16,755

Other debt securities in issue:
Commercial paper	3,399	5,036	3,645
Commercial certificates of deposit	1,726	5,368	4,053
	5,125	10,404	7,698

	27,965	30,654	24,453

Notes to the Interim financial statements—(Continued)

32 Subordinated liabilities and other capital instruments	30 June 2010 € m	31 December 2009 € m

Allied Irish Banks, p.l.c.
Undated loan capital(1)	207	189
Dated loan capital	4,122	4,261
	4,329	4,450

Subsidiary undertakings
Perpetual preferred securities	140	136

	4,469	4,586

Undated loan capital
Allied Irish Banks, p.l.c.
US$ 100m Floating Rate Primary Capital Perpetual Notes	81	69
€ 200m Fixed Rate Perpetual Subordinated Notes(1)	54	54
Stg£ 400m Perpetual Callable Step-Up Subordinated Notes(1)	72	66
	207	189

Subsidiary undertakings
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities(1)	45	41
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities(1)	95	95
	140	136

	347	325

Dated loan capital
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
US$ 400m Floating Rate Notes due July 2015(2)	146	278
€ 400m Floating Rate Notes due March 2015(2)	188	400
€ 500m Callable Step-up Floating Rate Notes due October 2017(2)	167	499
€ 419m 10.75% Subordinated Notes due March 2017(3)	437	—
US$ 177m 10.75% Subordinated Notes due March 2017(3)	149	—
€ 869m 12.5% Subordinated Notes due June 2019(4)	805	803
Stg£ 368m 12.5% Subordinated Notes due June 2019(4)	423	387
Stg£ 1,096m 11.50% Subordinated Notes due March 2022(3)	1,382	—
Stg£ 700m Callable Fixed/Floating Rates Notes due July 2023(2)	185	787
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025(2)	23	563
Stg£ 350m Callable Fixed/Floating Rate Notes due November 2030(2)	33	394
JPY 20bn Callable Step-up Fixed/Floating Rate Note due March 2042	184	150

	4,122	4,261

(1)	Partial redemption on exchange of subordinated liabilities on 25 June 2009 (see note 7).
(2)	Partial redemption on exchange of subordinated liabilities on 29 March 2010 (see note 7).
(3)	Issued as part of exchange of subordinated liabilities on 29 March 2010 (see note 7).
(4)	Issued as part of exchange of subordinated liabilities and other capital instruments on 25 June 2009 (see note 7).

Notes to the Interim financial statements—(Continued)

33 Shareholders’ equity

The following tables show the movements within the relevant captions of shareholders’ equity in the statement of financial position during the period.

Share capital	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m

Ordinary share capital at 1 January	294	294	294
Issued during period(1)	63	—	—

	357	294	294
2009 Preference Shares - 3.5 billion shares at € 0.01 each	35	35	35

	392	329	329

Share premium	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m

Ordinary share premium at 1 January	1,693	1,693	1,693
Transfer to ordinary share capital(1)	(63)	—	—
	1,630	1,693	1,693
2009 Preference Shares	3,282	3,282	3,282

	4,912	4,975	4,975

Other equity interests	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m

Reserve capital instruments (“RCI”)	239	497	497
Redemption of RCI (note 7)	—	(258)	(258)
Fair value of Warrants attaching to 2009 Preference Shares	150	150	150

	389	389	389

(1)

On 13 May 2010, AIB issued 198,089,847 ordinary shares of € 0.32 each, in lieu of dividend amounting to € 280 million to the NPRFC. The number of shares was computed based on the the average closing share price of € 1.4135 for the 30 trading days prior to the dividend payment date of 13 May 2010. In accordance with AIB’s Articles of Association, an amount of € 63 million equal to the nominal value of the shares issued, was transferred from the Share Premium to the Ordinary Share Capital account.

2009 Preference Shares

On 13 May 2009, Allied Irish Banks p.l.c. issued € 3.5 billion of core tier 1 securities in the form of Preference Shares (the ‘2009 Preference Shares’) to the National Pensions Reserve Fund Commission (“NPRFC”). These shares carry a fixed non-cumulative dividend at a rate of 8% per annum, payable annually in arrears at the discretion of AIB. If a cash dividend is not paid, AIB must issue bonus ordinary shares to the holders of the Preference Shares by capitalising its reserves. AIB may defer the issue of bonus shares beyond the annual dividend payment date but may not defer it beyond the date on which AIB next:

(a) pays a cash dividend on the 2009 Preference Shares, the Perpetual Preferred Securities issued by LPI, or on the Ordinary Shares; or

(b) redeems or purchases any of the 2009 Preference Shares, the Perpetual Preferred Securities issued by LPI, or Ordinary Shares.

In accordance with the provisions relating to the dividend payment, AIB issued 198,089,847 ordinary shares as bonus shares in lieu of a dividend amount of € 280 million on 13 May 2010.

The Preference Shares were issued at a subscription price of € 1 per share with each Preference Share having a nominal value of € 0.01 which is shown in share capital in the statement of financial position. The residual of the issue price of € 3,465 million less the fair value of the attached Warrants of € 150 million, NPRFC fee of € 30 million and note issue costs of € 3 million is shown in share premium.

The 2009 Preference Shares may be purchased or redeemed at the option of AIB, in whole or in part, from distributable profits and/or the proceeds of an issue of shares constituting core tier 1 capital, for the first five years after the date of issue for the subscription price of € 1.00 per share and thereafter at redemption or purchase price of 125 per cent of the subscription price, subject at all times to the consent of the Financial Regulator.

Notes to the Interim financial statements—(Continued)

33 Shareholders’ equity (continued)

Warrants

In conjunction with the issue of the 2009 Preference Shares. AIB has also issued 294,251,819 Warrants to the NPRFC.

Each Warrant entitles the holder to one ordinary share of Allied Irish Banks, p.l.c. The Warrants are exercisable in the period between the fifth and tenth anniversary of the date of issue of the Preference Shares or earlier if a third party proposes to acquire control of the company.

The Warrants, which will not be listed or quoted on any stock exchange, may be transferred (i) with the prior consent of AIB or (ii) without the prior consent of AIB to a Government body.

The NPRFC will be entitled to exercise no more than 50% of the voting rights attaching to any shares issued as a result of exercising the Warrants. If these ordinary shares are transferred to any party other than a Government entity, full voting rights will attach to these shares. The Warrants comprise 155,780,375 Core Tranche Warrants with an exercise price of € 0.975 per share and 138,471,444 Secondary Tranche Warrants with an exercise price of € 0.375 per share.

The Warrants are equity instruments held in the books at the fair value at date of issue with an amount of € 150 million recorded in other equity interests.

34 Non-controlling interests in subsidiaries

	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m

Equity interest in subsidiaries	447	437	367
Non-cumulative Perpetual Preferred Securities	189	189	189

	636	626	556

35 Analysis of movements in reserves in other comprehensive income

	Half-Year 30 June 2010			Half-year 30 June 2009			Year 31 December 2009
Continuing operations	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m

Foreign currency translation reserves
Reclassification of exchange translation adjustment on a foreign operation	152	—	152	—	—	—	—	—	—
Change in foreign currency translation	70	—	70	28	—	28	15	—	15

Total	222	—	222	28	—	28	15	—	15

Cash flow hedging reserves
Fair value gains transferred to income statement	(282)	40	(242)	(182)	23	(159)	(480)	58	(422)
Fair value gains taken to equity	398	(53)	345	126	(23)	103	411	(54)	357

Total	116	(13)	103	(56)	—	(56)	(69)	4	(65)

Available for sale securities reserves
Fair value losses/(gains) transferred to income statement	1	—	1	(56)	4	(52)	(214)	42	(172)
Fair value (losses)/gains taken to equity	(287)	40	(247)	(66)	4	(62)	507	(100)	407

Total	(286)	40	(246)	(122)	8	(114)	293	(58)	235

Notes to the Interim financial statements—(Continued)

35 Analysis of movements in reserves in other comprehensive income (continued)

	Half-year 30 June 2010			Half-year 30 June 2009			Year 31 December 2009
Discontinued operations	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m
Foreign currency translation reserves
Change in foreign currency translation	113	—	113	36	—	36	143	—	143

Total	113	—	113	36	—	36	143	—	143

Cash flow hedging reserves

Fair value (gains)/losses transferred to income statement	(28)	—	(28)	—	—	—	3	(1)	2
Fair value gains taken to equity	29	—	29	6	(1)	5	3	(1)	2

Total	1	—	1	6	(1)	5	6	(2)	4

Available for sale securities reserves

Fair value gains transferred to income statement	(3)	1	(2)	(40)	11	(29)	4	(2)	2
Fair value (losses)/gains taken to equity	(59)	3	(56)	91	(25)	66	3	(2)	1

Total	(62)	4	(58)	51	(14)	37	7	(4)	3

36 Fair value hierarchy

The following tables set out an analysis of the valuation methodologies(1) adopted for assets and liabilities measured at fair value in the financial statements(2):

	30 June 2010
	Level 1 € m	Level 2 € m	Level 3 € m	Total € m

Financial assets
Derivative financial instruments held for sale to NAMA	—	8	—	8
Trading portfolio financial assets	49	—	—	49
Derivative financial instruments	7	5,985	—	5,992
Financial investments available for sale - debt securities	10,597	10,222	1,797	22,616
- equity securities	24	21	171	216

	10,677	16,236	1,968	28,881

Financial liabilities
Derivative financial instruments	2	5,876	—	5,878

	2	5,876	—	5,878

In 2010, € 2.5 billion transferred to Level 2 from Level 3 due to reverting to screen prices for fair value measurement. In addition, the NAMA floating rate notes and subordinated bonds are included in Level 3.

Notes to the Interim financial statements—(Continued)

36 Fair value hierarchy (continued)

	31 December 2009
	Level 1 € m	Level 2 € m	Level 3 € m	Total € m

Financial assets
Derivative financial instruments held for sale to NAMA	—	125	—	125
Trading portfolio financial assets	288	—	8	296
Derivative financial instruments	—	6,063	8	6,071
Financial investments available for sale - debt securities	12,429	9,754	2,826	25,009
- equity securities	53	33	241	327

	12,770	15,975	3,083	31,828

Financial liabilities
Derivative financial instruments held for sale to NAMA	—	3	—	3
Trading portfolio financial liabilities	23	—	—	23
Derivative financial instruments	—	5,513	7	5,520

	23	5,516	7	5,546

(1)	Valuation methodologies in the fair value hierarchy:
(a)	Quoted market prices (unadjusted) - level 1;
(b)	Valuation techniques which use observable market data - level 2; and
(c)	Valuation techniques which use unobservable market data - level 3.
(2)	Continuing operations.

	Contract amount
37 Memorandum items: contingent liabilities and commitments - continuing operations	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m

Contingent liabilities:
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	6,116	6,232	6,949
Other contingent liabilities	669	735	742
	6,785	6,967	7,691

Commitments:
Documentary credits and short-term trade-related transactions	34	73	107
Undrawn note issuance and revolving underwriting facilities	1	1	—
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year	8,937	9,538	10,152
1 year and over	6,484	7,568	8,226
	15,456	17,180	18,485

	22,241	24,147	26,176

The Group’s maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

In relation to discontinued operations at 30 June 2010, contingent liabilities amount to € 1,061 million and commitments amount to € 2,935 million.

Notes to the Interim financial statements—(Continued)

38 Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to € 25 million (31 December 2009: € 35 million; 30 June 2009: € 87 million) and of the € 25 million, € 10 million relates to disposal groups and assets classified as held for sale. Capital expenditure authorised, but not yet contracted for, amounted to € 33 million (31 December 2009: € 88 million; 30 June 2009: € 167 million) and of the € 33 million, € 17 million relates to disposal groups and assets classified as held for sale.

39 Statement of cash flows

Analysis of cash and cash equivalents

For the purpose of the statement of cash flows, cash equivalents comprise the following balances with less than three months maturity from the date of acquisitions:

	30 June 2010 € m	30 June 2009 € m	31 December 2009 € m
Cash and balance at central banks	2,619	2,084	4,382
Loans and receivables to banks	2,102	4,708	7,685
Short term investments	—	68	—

	4,721	6,860	12,067

Discontinued operations

The following cash flows attributable to discontinued operations are included in the statement of cash flows:

	Half-year 30 June 2010 € m	Half-year 30 June 2009 € m	Year 31 December 2009 € m
Profit/(loss) after taxation	303	(176)	(68)
Income tax	5	11	36

Profit/(loss) before taxation	308	(165)	(32)
Net movement in non cash items from operating activities	39	494	711
Net cash (outflow)/inflow from operating assets and liabilities	(376)	390	(187)
Taxation paid	(23)	(3)	(45)

Net cash flows from operating activities	(52)	716	447
Net cash flows from investing activities	62	(50)	83
Net cash flows from financing activities	(21)	—	—

(Decrease)/increase in cash and cash equivalents	(11)	666	530
Cash and cash equivalents at beginning of period	1,866	1,317	1,317
Effect of exchange rates on cash and cash equivalents	95	(42)	19

Cash and cash equivalents at end of period	1,950	1,941	1,866

Further details in relation to discontinued operations are set out in notes 14 and 18.

Notes to the Interim financial statements—(Continued)

40 Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the half-year ended 30 June 2010 and year ended 31 December 2009. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group. The average balance sheet is presented on a total Group basis and it includes both continuing and discontinued operations.

	Half-year ended 30 June 2010			Year ended 31 December 2009
Assets	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Loans and receivables to customers(1)

Domestic offices	85,160	1,214	2.9	90,347	2,973	3.3

Foreign offices	37,113	754	4.1	38,117	1,636	4.3

Trading portfolio financial assets

Domestic offices	68	1	3.0	163	2	1.2

Foreign offices	676	14	4.2	190	11	5.8

Loans and receivables to banks

Domestic offices	5,524	22	0.8	5,044	69	1.4

Foreign offices	4,626	20	0.9	3,966	34	0.9

Financial investments available for sale

Domestic offices	21,486	297	2.8	24,870	796	3.2

Foreign offices	3,844	83	4.4	3,949	192	4.9

Financial investments held to maturity

Foreign offices	1,579	46	5.9	1,493	87	5.8

Average interest earning assets

Domestic offices	112,238	1,534	2.8	120,424	3,840	3.2

Foreign offices	47,838	917	3.9	47,715	1,960	4.1

Net interest on swaps	—	213	—		538

Total average interest earning assets	160,076	2,664	3.4	168,139	6,338	3.8

Non-interest earning assets	12,288			13,073

Total average assets	172,364	2,664	3.1	181,212	6,338	3.5

Percentage of assets applicable to foreign activities			31.2			30.1

(1)	Includes loans and receivables held for sale to NAMA.

Notes to the Interim financial statements—(Continued)

40 Average balance sheets and interest rates (continued)

	Half-year ended 30 June 2010			Year ended 31 December 2009
Liabilities and shareholders’ equity	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %

Due to banks

Domestic offices	30,359	127	0.8	34,379	437	1.3

Foreign offices	3,002	17	1.1	4,947	64	1.3

Due to customers

Domestic offices	45,690	438	1.9	49,254	929	1.9

Foreign offices	30,163	293	2.0	27,385	623	2.3

Other debt issued

Domestic offices	24,419	344	2.8	21,610	589	2.7

Foreign offices	5,310	26	1.0	9,668	188	1.9

Subordinated liabilities

Domestic offices	4,315	181	8.5	3,783	248	6.6

Foreign offices	138	(4)	(5.8)	844	27	3.2

Average interest earning liabilities

Domestic offices	104,783	1,090	2.1	109,026	2,203	2.0

Foreign offices	38,613	332	1.7	42,844	902	2.1

Total average interest earning liabilities	143,396	1,422	2.0	151,870	3,105	2.0

Non-interest earning liabilities	19,163			19,501

Total average liabilities	162,559	1,422	1.8	171,371	3,105	1.8

Shareholders’ equity	9,805	—	—	9,841

Total average liabilities and shareholders’ equity	172,364	1,422	1.7	181,212	3,105	1.7

Percentage of liabilities applicable to foreign operations			25.9			27.0

41 Legal proceedings

AIB Group is not, nor has been, involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings, including governmental proceedings, which may have, or have had during the previous six months, a significant effect on the results or the financial position of AIB Group.

42 Non-adjusting events after the reporting period

a) Transfer of loans to NAMA

On 12 July 2010, AIB transferred a second tranche of loans and receivables to NAMA which were included in ‘financial assets held for sale to NAMA’ in the statement of financial position at 30 June 2010. The carrying value net of provisions of the assets transferred amounted to € 1,868 million, with the proceeds on sale amounting to € 1,351 million giving rise to a loss on disposal of € 517 million.

b) Disposal of BZWBK

On 10 September 2010, the Board of Directors of Allied Irish Banks, p.l.c. announced that it had conditionally agreed to sell its interests in Poland for a total consideration of approximately € 3.1 billion.

This represents the sale of its entire shareholding in Bank Zachodni WBK S.A. (“BZWBK”), comprising 51,413,790 shares, representing approximately 70.36% of BZWBK’s issued share capital, and its 50% shareholding in BZWBK AIB Asset Management S.A. (“BZWBK AIB A.M.”) to Banco Santander S.A. (“Santander”). The price that Santander has agreed to pay AIB for its shares in BZWBK is PLN11.67 billion (or approximately € 2.9 billion)(1). Santander has also agreed to pay € 150 million for AIB’s stake in BZWBK AIB A.M. and therefore AIB will realise total proceeds from the sales of these assets of € 3,088 million. Based on the carrying value at 30 June 2010 of € 1,538 million, shareholders’ equity would have increased by € 1,540 million, had the transaction occurred on that date.

(1) Converted	at rate of PLN 3.971 to € 1

c) Disposal of Goodbody Holdings Limited

On the 20 September 2010, the Board of Directors of Allied Irish Banks, p.l.c. announced that it has signed an agreement to sell its entire shareholding in Goodbody Holdings Limited and associated companies, including Goodbody Stockbrokers (“Goodbodys”), to Fexco Holdings Limited (“Fexco”) for a cash consideration of approximately € 24 million.

This is subject to a net asset adjustment for the period up to completion. If Goodbodys is sold for cash within the three year period following completion for a price in excess of that paid by Fexco or if certain assets of Goodbodys are realised for cash within a similar period, additional consideration, subject to a cap, may be payable.

Completion of the transaction is conditional upon obtaining certain regulatory approvals. The impact on AIB Group’s capital position as a result of the transaction is not material.

Notes to the Interim financial statements—(Continued)

43 Related party transactions

Other than as mentioned below and in the Interim management report on page 22, there have been no related party transactions or changes therein since 31 December 2009, that have materially affected the Group’s financial position or performance in the half-year to 30 June 2010.

a) Transactions with key management personnel

As at 30 June 2010 the aggregate of loans, overdrafts/credit cards outstanding to key management personnel (executive and non-executive directors and senior executive officers who were in office during the half year) amounted to € 7.6 million; 17 persons (31 December 2009: € 9.6 million; 17 persons).

Loans to key management personnel are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar standing not connected with the Group, and do not involve more than the normal risk of collectability or present other unfavourable features. Loans to executive directors and senior executive officers are also made, in the ordinary course of business, on terms available to other employees in the Group generally, in accordance with established policy, within limits set on a case by case basis.

No impairment charge or provisions have been recognised in respect of any loans or facilities and all interest that has fallen due has been paid.

b) Transactions with Irish Government(1)

The Irish Government, by virtue of the CIFS Scheme and the issue by AIB of € 3.5 billion preference shares to the NPRFC, is a related party to AIB.

From time to time, AIB provides certain banking and financial services to the Irish Government in the normal course of business. AIB may also hold Government securities in both its trading and available for sale investment portfolios. The following table sets out the Group’s balances with the Irish Government by statement of financial position caption.

	30 June 2010			31 December 2009
	Balance € m		Highest(2) balance held € m	Balance € m	Highest(2) balance held € m
Assets
Cash and balances at central banks	276		5,043	93	6,599
Derivative financial instruments	4		5	1	176
Loans and receivables to banks	1,115		6,453	5,138	5,572
Loans and receivables to customers	—		1,000	—	1,879
Financial investments available for sale	5,834	(3)	6,189	3,941	4,070

Total assets	7,229			9,173

	30 June 2010			31 December 2009
	Balance € m		Highest(2) balance held € m	Balance € m	Highest(2) balance held € m
Liabilities
Deposits by banks	10,772		11,760	8,483	21,747
Customer accounts	268		342	306	406
Derivative financial instruments	—		—	—	111

Total liabilities	11,040			8,789

(1)

Includes all departments of the Irish Government located in the State and embassies, consulates and other institutions of the Irish Government located outside the State. The Post Office Savings Banks (“POSB”) and the National Treasury Management Agency (“NTMA”) are included.

(2)

The highest balance during the period, together with the outstanding balance at the end of each period, is considered the most meaningful way of representing the amount of transactions that have occurred between the Group and the Irish Government.

(3)	Includes the consideration received from NAMA for the transfer of loans.The fair value at 30 June 2010 was € 1,831 million.

Notes to the Interim financial statements—(Continued)

44 Other financial information	Half-year 30 June 2010	Half-year 30 June 2009	Year 31 December 2009

Operating ratios
Operating expenses/operating income(1)(2)	74.0%	48.1%	44.8%
Other income/operating income(1)(2)	12.2%	16.9%	17.6%
Net interest margin(3):
Group	1.56%	2.03%	1.92%
Domestic	1.19%	2.02%	1.81%
Foreign	2.44%	2.08%	2.21%

Rates of exchange

€/US$
Closing	1.2271	1.4134	1.4406
Average	1.3266	1.3333	1.3947

€/Stg£
Closing	0.8175	0.8521	0.8881
Average	0.8697	0.8939	0.8908

€/PLN
Closing	4.1470	4.4520	4.1045
Average	4.0020	4.4749	4.3269

(1)	Excludes gain on redemption of subordinated liabilities and the loss on disposal of financial instruments held for sale to NAMA.
(2)	Relate to continuing operations only.
(3)	Net interest margin represents net interest income as a percentage of average interest earning assets.

45 Statement of compliance

The consolidated interim financial statements comply with International Accounting Standard 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by the European Union (“EU”).

46 Approval of Half-yearly Financial Report

The Half-yearly Financial Report was approved by the Board of Directors on 3 August 2010.

Capital adequacy information (unaudited)

Capital adequacy information	30 June 2010 € m	31 December 2009 € m	30 June 2009 € m

Tier 1
Paid up share capital	392	329	329
Eligible reserves	8,404	9,952	11,623
Equity non-controlling interests in subsidiaries	447	437	366
Supervisory deductions from core tier 1 capital	(1,478)	(1,187)	(1,208)

Core tier 1 capital	7,765	9,531	11,110
Non-equity non-controlling interests in subsidiaries	189	189	190
Non-cumulative perpetual preferred securities	140	136	138
Reserve capital instruments	239	239	239
Supervisory deductions from tier 1 capital	(1,593)	(1,425)	(1,428)

Total tier 1 capital	6,740	8,670	10,249

Tier 2
Eligible reserves	228	239	222
Credit provisions	553	510	556
Subordinated perpetual loan capital	207	189	194
Subordinated term loan capital	4,085	4,261	4,351
Supervisory deductions from tier 2 capital	(1,593)	(1,425)	(1,428)

Total tier 2 capital	3,480	3,774	3,895

Gross capital	10,220	12,444	14,144
Supervisory deductions	(120)	(129)	(128)

Total capital	10,100	12,315	14,016

Risk weighted assets
Credit risk	103,065	110,376	121,325
Market risk	1,733	2,196	2,121
Operational risk	7,881	7,808	7,881

Total risk weighted assets	112,679	120,380	131,327

Capital ratios
Equity core tier 1	3.8%	5.0%	5.8%
Core tier 1	6.9%	7.9%	8.5%
Tier 1	6.0%	7.2%	7.8%
Total	9.0%	10.2%	10.7%

The Group’s capital ratios are based on Pillar 1 (‘Minimum Capital Requirements’) under the Capital Requirements Directive. Under Pillar 2 (‘Supervisory Review’) banks may estimate their own capital requirements through an Internal Capital Adequacy Assessment Process (“ICAAP”) which is subject to supervisory review and evaluation.

Responsibility statement for the half-year ended 30 June 2010

We, being the persons responsible within Allied Irish Banks, p.l.c., each confirm that to the best of his knowledge:

(1) the condensed set of financial statements comprising the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of financial position, the condensed consolidated statement of cash flows, the consolidated statement of changes in equity, and related notes 1- 46, has been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting, being the international accounting standard applicable to the interim financial reporting, adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002;

(2)	the interim management report includes a fair review of:

(a)	the important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements;

(b)	the principal risks and uncertainties for the remaining six months of the financial year;

(c)	related parties’ transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and

(d)	any changes in the related parties’ transactions described in the last annual report, that could have a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Dan O’Connor	Colm Doherty

Executive Chairman	Group Managing Director

Additional information

Profile and trends of the non-NAMA loan portfolio for Group’s continuing operations

This paragraph sets out information with regard to the loans and receivables to customers for the Group’s continuing operations at 30 June 2010 and 31 December 2009. This information relates to AIB Bank ROI division, Capital Markets division and Group division. This will constitute the continuing group after the proposed disposals that were previously announced and as such represents certain key information with regard to the loan portfolio of the continuing Group and on its performance.

Gross loans

The following tables are an analysis of loans and receivables to customers by sector set out by geographic location and by division.

	30 June 2010
	Geographic location(1)				Total € m	Division			Total € m
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the World € m		AIB Bank ROI € m	Capital Markets € m	Group(2) € m
Agriculture	2,013	—	3	—	2,016	1,862	154	—	2,016
Energy	879	321	239	144	1,583	112	1,471	—	1,583
Manufacturing	2,883	604	125	243	3,855	833	3,022	—	3,855
Construction and property	16,018	1,151	770	620	18,559	12,839	5,720	—	18,559
Distribution	8,171	838	150	72	9,231	5,635	3,596	—	9,231
Transport	898	696	77	—	1,671	377	1,294	—	1,671
Financial	1,585	354	71	—	2,010	145	1,865	—	2,010
Other services	4,746	1,210	919	103	6,978	2,628	4,350	—	6,978
Personal
Home mortgages	27,975	72	—	82	28,129	27,127	920	82	28,129
Other	5,803	37	—	—	5,840	5,754	86	—	5,840
Lease financing	838	37	—	—	875	612	263	—	875

	71,809	5,320	2,354	1,264	80,747	57,924	22,741	82	80,747
Unearned income	(124)	(19)	(8)	(1)	(152)	(81)	(71)	—	(152)
Provisions	(2,792)	(147)	(20)	(28)	(2,987)	(2,588)	(383)	(16)	(2,987)

Total	68,893	5,154	2,326	1,235	77,608	55,255	22,287	66	77,608

	31 December 2009
	Geographic location(1)				Total € m	Division			Total € m
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the World € m		AIB Bank ROI € m	Capital Markets € m	Group(2) € m
Agriculture	2,016	41	3	—	2,060	1,871	189	—	2,060
Energy	844	283	435	23	1,585	88	1,497	—	1,585
Manufacturing	3,108	581	161	206	4,056	823	3,233	—	4,056
Construction and property	16,099	978	904	441	18,422	12,843	5,579	—	18,422
Distribution	8,227	820	176	58	9,281	5,577	3,704	—	9,281
Transport	979	492	69	43	1,583	403	1,180	—	1,583
Financial	1,404	359	54	22	1,839	151	1,688	—	1,839
Other services	4,702	1,056	724	213	6,695	2,795	3,900	—	6,695
Personal
Home mortgages	27,817	59	—	90	27,966	27,003	873	90	27,966
Other	6,252	41	—	—	6,293	6,045	248	—	6,293
Lease financing	923	28	—	—	951	682	269	—	951

	72,371	4,738	2,526	1,096	80,731	58,281	22,360	90	80,731
Unearned income	(123)	—	(8)	(2)	(133)	(90)	(43)	—	(133)
Provisions	(2,116)	(118)	(8)	(30)	(2,272)	(1,934)	(319)	(19)	(2,272)

Total	70,132	4,620	2,510	1,064	78,326	56,257	21,998	71	78,326

(1)	The geographic location attributable to the loan is that of the location of the AIB office recording the transaction.
(2)	Relates to AmCredit

Gross loans for the continuing Group have remained at similar levels for both period ends.

Additional Information—(Continued)

Impaired loans

The following tables are an analysis of the impaired loans by sector set out by geographic location and by division.

	30 June 2010
	Geographic location(1)					Division
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the World € m	Total € m	AIB Bank ROI € m	Capital Markets € m	Group(2) € m	Total € m
Agriculture	133	—	—	—	133	133	—	—	133
Energy	6	—	—	—	6	4	2	—	6
Manufacturing	178	—	6	19	203	101	102	—	203
Construction and property	2,917	55	31	—	3,003	2,836	167	—	3,003
Distribution	1,112	50	24	6	1,192	1,112	80	—	1,192
Transport	45	10	14	—	69	45	24	—	69
Financial	64	79	—	—	143	9	134	—	143
Other services	332	31	—	—	363	262	101	—	363
Personal
Home mortgages	632	—	—	36	668	608	24	36	668
Other	672	—	—	—	672	662	10	—	672
Leasing financing	127	—	—	—	127	127	—	—	127

Total	6,218	225	75	61	6,579	5,899	644	36	6,579

	31 December 2009
	Geographic location(1)					Division
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the World € m	Total € m	AIB Bank ROI € m	Capital Markets € m	Group(2) € m	Total € m
Agriculture	105	—	—	—	105	105	—	—	105
Energy	11	—	—	—	11	4	7	—	11
Manufacturing	133	14	11	19	177	49	128	—	177
Construction and property	2,276	51	8	—	2,335	2,171	164	—	2,335
Distribution	847	35	—	7	889	847	42	—	889
Transport	34	—	—	—	34	34	—	—	34
Financial	70	66	—	—	136	9	127	—	136
Other services	206	23	23	—	252	186	66	—	252
Personal
Home mortgages	475	—	—	42	517	459	16	42	517
Other	555	—	—	—	555	546	9	—	555
Leasing financing	96	—	—	—	96	96	—	—	96

Total	4,808	189	42	68	5,107	4,506	559	42	5,107

(1)	The geographic location attributable to the loan is that of the location of the AIB office recording the transaction.
(2)	Relates to AmCredit

Impaired loans for the continuing Group at 30 June 2010 have increased as compared to 31 December 2009 due to increases in the AIB Bank ROI division primarily in the construction and property sector.

Provision for impairment

The following tables set out the provision for impairment of loans and receivables to customers by geographic location.

	30 June 2010
	Geographic location(1)					Division
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the World € m	Total € m	AIB Bank ROI € m	Capital Markets € m	Group(2) € m	Total € m
Agriculture	62	—	—	—	62	62	—	—	62
Energy	4	—	—	—	4	2	2	—	4
Manufacturing	83	—	2	7	92	53	39	—	92
Construction and property	839	49	10	—	898	788	110	—	898
Distribution	421	36	2	5	464	420	44	—	464
Transport	27	9	4	—	40	27	13	—	40
Financial	36	33	—	—	69	4	65	—	69
Other services	140	20	—	—	160	125	35	—	160
Personal
Home mortgages	122	—	—	10	132	106	16	10	132
Other	407	—	—	—	407	398	9	—	407
Leasing financing	93	—	—	—	93	93	—	—	93

Specific	2,234	147	18	22	2,421	2,078	333	10	2,421
IBNR	558	—	2	6	566	510	50	6	566

Total	2,792	147	20	28	2,987	2,588	383	16	2,987

Additional information—(Continued)

Provision for impairment (continued)

	31 December 2009
	Geographic Location(1)				Total € m	Division			Total € m
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the World € m		AIB Bank ROI € m	Capital Markets € m	Group(2) € m
Agriculture	44	—	—	—	44	44	—	—	44
Energy	4	—	—	—	4	1	3	—	4
Manufacturing	58	11	—	6	75	29	46	—	75
Construction and property	557	45	2	—	604	516	88	—	604
Distribution	286	22	—	5	313	286	27	—	313
Transport	20	—	—	—	20	20	—	—	20
Financial	48	23	—	—	71	4	67	—	71
Other services	90	17	4	—	111	84	27	—	111
Personal
Home mortgages	81	—	—	13	94	75	6	13	94
Other	303	—	—	—	303	298	5	—	303
Leasing financing	67	—	—	—	67	67	—	—	67

Specific	1,558	118	6	24	1,706	1,424	269	13	1,706
IBNR	558	—	2	6	566	510	50	6	566

Total	2,116	118	8	30	2,272	1,934	319	19	2,272

(1)	The geographic location attributable to the loan is that of the location of the AIB office recording the transaction.
(2)	Relates to AmCredit

Provisions for the impairment of loans for the continuing Group at 30 June 2010 have increased as compared to 31 December 2009 due to increases in the AIB Bank ROI division primarily in the construction and property sector.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED IRISH BANKS, p.l.c.
(Registrant)

Date: September 27, 2010	By:	/s/ Bernard Byrne
	Name:	Bernard Byrne
	Title:	Chief Financial Officer